

# TEXAS INSTRUMENTS

## 2025 Annual Report

Notice of 2026 Annual Meeting
and Proxy Statement

TEXAS INSTRUMENTS

# To our shareholders, colleagues, customers and partners

## Our long-standing passion and ambitions

For decades, Texas Instruments has operated with a passion to create a better world by making electronics more affordable through semiconductors. With each generation, technology has become more reliable, more affordable and lower in power, with semiconductors used by a growing number of customers and markets. Our passion continues to be alive today, as we help customers develop electronics and new applications.

Our founders had the foresight to know that passion alone was not enough and that building a great company required a special culture to thrive for the long term. For many years, we've run our business with three overarching ambitions in mind. First, we will act like owners who will own the company for decades. Second, we will adapt and succeed in a world that's ever changing. And third, we will be a company that we're personally proud to be a part of and would want as our neighbor. When we're successful in achieving these ambitions, our employees, customers, communities and shareholders all win.

Our ambitions guide how we run our business and are foundational to ensuring that we operate in a sustainable and responsible manner. Semiconductors will play a critical role in creating a better world. Our semiconductor products are core to the development of electric vehicles, renewable energy applications, medical devices and many other critical technologies. With our ambitions guiding our decision-making for the long term and our products helping to create a better world, we are confident that our collective efforts will be impactful and long-lasting.

## Our objective and strategy

As engineers, we're fortunate to work on exciting technology which helps our customers innovate to create a better world. Technology is the foundation of our company, but ultimately, our objective and the best metric for owners to measure our progress is through the growth of free cash flow per share over the long term. Our strategy to maximize long-term free cash per share growth has three elements: first, a great business model that's focused on analog and embedded processing products and built around four sustainable competitive advantages; second, discipline in allocating capital to the best opportunities; lastly, a focus on efficiency, which means more output for every dollar spent.

## Strengthening our competitive advantages

Our business model is built around four sustainable competitive advantages that, in combination, provide tangible benefits and are difficult to replicate. These competitive advantages are manufacturing and technology, a broad portfolio of analog and embedded processing products, reach of our market channels, and diverse and long-lived positions. In 2025, we continued to strengthen and leverage these advantages for the long term.

Foundational to our competitive advantages is ownership of our manufacturing, process and packaging technologies, which provides us with lower costs and greater control of our supply chain and provides our customers with geopolitically dependable supply. In 2025, we continued to deliver capacity and manufacturing flexibility. We transferred products from external foundries and our legacy 150mm facilities into our more advanced and lower cost 300mm wafer fabs. We also qualified and ramped production at our new 300mm facilities to support our customers' long-term growth and are advancing toward our goal of sourcing more than 95% of our wafers internally, with over 80% on 300mm, by 2030.

Our broad portfolio of analog and embedded processing products addresses an increasing number of semiconductor opportunities. We have strengthened our product portfolio, expanding both our general-purpose products and application-specific standard products (ASSPs). Our investments in research and development enable us to introduce hundreds of new products each year. With over 80,000 products, we have a comprehensive portfolio, and our investments in process and package technologies have strengthened this further to support our customers.

Lastly, we continued to strengthen our reach of market channels by building closer direct relationships with our customers. In 2025, more than 80% of our revenue transacted directly with customers, up from about a third of our business in 2019. Our closer direct relationships with our customers give us access to more customers as well as better insight and knowledge of their design projects, leading to the opportunity to sell more TI products into each design and ultimately translating into greater market share.

## 2025 performance

In 2025, we made solid progress in strengthening TI, despite broader macroeconomic dynamics. We rewired our order fulfillment engine, executed manufacturing expansions and continued to strengthen our product portfolio and channel advantage.

Year over year, revenue grew 13%, and most importantly, free cash flow grew 96%. We are nearing the end of our six-year elevated CapEx cycle and are uniquely positioned to deliver:

- Dependable, low-cost 300mm capacity at scale to meet customers' demand
- Scalability of CapEx, including capacity modularity
- Free cash flow per share growth across a range of market conditions

The opportunity remains high, as semiconductor content growth is continuing. The world needs more semiconductors, and our product portfolio is exposed to three fast-growing markets — industrial, automotive and data center — which, together, represent approximately 75% of our business. We have reorganized our end markets to better reflect these opportunities and believe these three markets have the potential to grow faster than the overall semiconductor market in the coming years.

We also made progress executing our capacity and inventory strategy, which prepares us to support customer demand and allows us to maintain high levels of customer service. We kept a steady hand in our research and development investments to make the company stronger for the long term and maintained a strong balance sheet.

Lastly, we continued our commitment to return all free cash flow to our owners over time by increasing the dividend 4% to $1.42 per share and repurchasing $1.5 billion of shares in 2025.

## Looking ahead

We've prepared for the opportunity ahead through years of discipline and hard work. We will remain focused on the belief that long-term growth of free cash flow per share is the ultimate measure to generate value. To achieve this, we will invest to strengthen our competitive advantages, be disciplined in capital allocation and stay diligent in our pursuit of efficiencies.

In February 2026, we announced an agreement to acquire Silicon Labs, which will create a global leader in embedded wireless connectivity solutions by combining Silicon Labs' strong portfolio and expertise in mixed-signal solutions with TI's leading analog and embedded processing portfolio and internally owned technology and manufacturing capabilities. The transaction is expected to close in the first half of 2027, subject to regulatory approvals and other customary closing conditions.

As we look to the rest of 2026 and beyond, you can count on us to stay true to our ambitions: to think like owners for the long term, adapt and succeed in a world that's ever changing and behave in a way that makes our stakeholders proud. When we're successful, our employees, customers, communities and shareholders all win.

**Haviv Ilan**
**Chairman, president and CEO**

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# TABLE OF CONTENTS

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission File Number 001-03761**

# TEXAS INSTRUMENTS INCORPORATED

**(Exact Name of Registrant as Specified in Its Charter)**

| Delaware | 75-0289970 |
|---|---|
| **(State of Incorporation)** | **(I.R.S. Employer Identification No.)** |
| **12500 TI Boulevard, Dallas, Texas** | **75243** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code 214-479-3773**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $1.00 | TXN | The Nasdaq Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $188,509,303,179 as of June 30, 2025.

907,550,774 (Number of shares of common stock outstanding as of January 27, 2026)

Part III hereof incorporates information by reference to the Registrant's proxy statement for the 2026 annual meeting of stockholders.

# PART I

## ITEM 1. Business

We design and manufacture semiconductors that we sell to electronics designers and manufacturers all over the world. Our operations began in 1930, and we are incorporated in Delaware. With headquarters in Dallas, Texas, we have design, manufacturing or sales operations in more than 30 countries. Our two reportable segments are Analog and Embedded Processing, and we report the results of our remaining business activities in Other. In 2025, we generated $17.68 billion of revenue.

For decades, we have operated with a passion to create a better world by making electronics more affordable through semiconductors. We were pioneers in the transition from vacuum tubes to transistors and then to integrated circuits. As each generation has become more reliable, more affordable and lower in power, semiconductors are used by a growing number of customers and markets. Our passion continues to be alive today as we help our customers develop electronics and new applications.

For many years, we have run our business with three overarching ambitions in mind. First, we will act like owners who will own the company for decades. Second, we will adapt and succeed in a world that is ever changing. And third, we will be a company that we are personally proud to be a part of and that we would want as our neighbor. Our ambitions are foundational to ensuring that we operate in a sustainable and environmentally responsible manner. When we are successful in achieving these ambitions, our employees, customers, communities and shareholders all win.

As engineers, we are fortunate to work on exciting technology that helps our customers innovate to create a better world. Technology is the foundation of our company, but ultimately, our objective and the best metric for owners to measure our progress is through the growth of free cash flow per share over the long term.

Our strategy to maximize long-term free cash flow per share growth has three elements:

The first element of our strategy is a business model that is focused on analog and embedded processing products and built around four competitive advantages. This business model is the result of a series of strategic decisions made over the years and that continue today. The four sustainable competitive advantages are a strong foundation of manufacturing and technology, a broad portfolio of analog and embedded processing products, the reach of our market channels, and diversity and longevity of our products, markets and customer positions. In combination, these four competitive advantages provide tangible benefits, are difficult to replicate and ultimately separate us from our best peers. Together, these competitive advantages help position TI in a unique class of companies capable of generating and returning significant amounts of cash for our owners. We make our investments with an eye towards long-term strengthening and leveraging of these advantages.

The second element of our strategy to maximize free cash flow per share growth is disciplined allocation of capital. This spans how we select R&D projects, develop new capabilities, invest in manufacturing capacity or how we think about acquisitions and returning cash to our owners. Over a 10-year period from 2016 to 2025, we allocated $109 billion, which reinforces the importance of discipline in capital allocation. The largest allocation over this period was to drive organic growth, which includes investments in R&D, sales and marketing, capital expenditures and working capital for inventory. In this period, we allocated about $24 billion to capital expenditures to support future revenue growth, which will be a greater component of free cash flow per share growth going forward, as we are near completion of our six-year elevated capital expenditures cycle. Beyond that, we also allocated capital to dividends and share repurchases. Dividends are designed to appeal to a broad set of investors, and share repurchases are made with the goal of the accretive capture of future free cash flow for long-term investors. Lastly, for inorganic growth, we consider acquisitions that meet our financial and strategic objectives.

The third element of our strategy is efficiency, which we think of as constantly striving for more output for every dollar spent. This is about investing in the most impactful areas to maximize the growth of long-term free cash flow per share; it is not just about optimizing cost cutting to get to the last dollar of expense. We bring this philosophy of efficiency and continuous improvement to all areas of the company, and this focus on efficiency contributes to revenue growth, improved gross margins, disciplined R&D and SG&A expense, free cash flow margins and ultimately to free cash flow per share growth.

We believe that our business model with the combined effect of our four competitive advantages sets TI apart from our peers and will for a long time to come. We will invest to strengthen our competitive advantages, be disciplined in capital allocation and stay diligent in our pursuit of efficiencies. Finally, we will remain focused on the belief that long-term growth of free cash flow per share is the ultimate measure to generate value.

## Product information

Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors, generally known as "chips," combine multiple transistors to form a complete electronic circuit. We have a diverse product portfolio that is used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, and processing data. This broad portfolio includes more than 80,000 products that are integral to almost every type of electronic equipment.

Our segments represent groups of products that have similar design and development requirements, product characteristics and manufacturing processes. Our segments also reflect how management allocates resources and measures results.

<u>Analog</u>

Our Analog segment generated $14.01 billion of revenue in 2025. Analog semiconductors change real-world signals, such as sound, temperature, pressure or light, by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as embedded processors. Analog semiconductors are also used to manage power in all electronic equipment by converting, distributing, storing, discharging, isolating and measuring electrical energy, whether the equipment is plugged into a wall or using a battery. As the digitization of electronics continues, there is a growing need and opportunity for analog chips to provide the power to run devices and the critical interfaces with human beings, the real world and other electronic devices. Our Analog products are used in many markets, including industrial, automotive, data center, personal electronics and communications equipment.

Sales of our Analog products generated about 79% of our revenue in 2025.

Our Analog segment includes the following major product lines: Power and Signal Chain.

*Power*

Power includes products that help customers manage power in electronic systems. Our broad portfolio is designed to manage power requirements across different voltage levels, including battery-management solutions, DC/DC switching regulators, AC/DC and isolated DC/DC switching regulators, power switches, linear and low-dropout regulators, voltage references, multiphase controllers and power stages, and lighting products.

*Signal Chain*

Signal Chain includes products that sense, condition and measure real-world signals and convert them into data that can be transferred or converted for further processing and control. Our Signal Chain products include amplifiers, data converters, interface products, motor drives, clocks, logic and sensing products.

Embedded Processing

Our Embedded Processing segment generated $2.70 billion of revenue in 2025. Embedded Processing products are the digital "brains" of many types of electronic equipment. They are designed to handle specific tasks and can be optimized for various combinations of performance, power and cost, depending on the application. Our products vary from wireless connectivity and simple, low-cost devices such as microcontrollers to highly specialized devices such as radar and vision processing. Our Embedded Processing products are used in many markets, particularly industrial and automotive.

An important characteristic of our Embedded Processing products is that our customers often invest their own R&D to develop software that operates on our products. This investment tends to increase the length of our customer relationships because many customers prefer to reuse software from one product generation to the next.

Sales of Embedded Processing products generated about 15% of our revenue in 2025.

Our Embedded Processing segment includes microcontrollers, processors, wireless connectivity and radar products. Microcontrollers are self-contained systems with a processor core, memory and peripherals that are designed to control a set of specific tasks for electronic equipment and often integrate analog functionality. Our processors are designed for specific computing activity in embedded applications.

Other

We report the results of our remaining business activities in Other, which includes operating segments that do not meet the quantitative thresholds for individually reportable segments and cannot be aggregated with other operating segments. Other generated $979 million of revenue in 2025 and includes revenue from DLP® products (primarily used to project high-definition images), calculators and certain custom semiconductors known as application-specific integrated circuits (ASICs).

In Other, we also include items that are not used in evaluating the results of or in allocating resources to our segments. Examples of these items include acquisition, integration and restructuring charges, as well as certain corporate-level items, such as litigation expenses, environmental costs and gains and losses from other activities, including asset dispositions.

## Markets for our products

The table below lists the markets for our products in 2025 and the estimated percentage of our 2025 revenue that the market represented. In 2025, we realigned our markets to better reflect the growth opportunities for our analog and embedded products. The table also lists, in declining order of our revenue, the sectors within each market.

| Market | Sector |
|---|---|
| **Industrial**<br>(33% of TI revenue) | Industrial automation<br>Aerospace & defense<br>Energy infrastructure<br>Building automation<br>Medical & healthcare<br>Test & measurement<br>Other industrial equipment<br>Appliances<br>Power delivery<br>Robotics |
| **Automotive**<br>(33% of TI revenue) | Infotainment & cluster<br>Advanced driver assistance systems (ADAS)<br>Body electronics & lighting<br>Hybrid, electric & powertrain systems<br>Chassis control & safety |
| **Data center**<br>(9% of TI revenue) | Data center compute<br>Data center networking<br>Rack power & thermal management |
| **Personal electronics**<br>(21% of TI revenue) | Mobile phones<br>PC & notebooks<br>Portable electronics<br>Home theater & entertainment<br>Connected peripherals & printers<br>TV<br>Tablets<br>Wearables (non-medical)<br>Gaming<br>Data storage |
| **Communications equipment**<br>(3% of TI revenue) | Wireless infrastructure<br>Wired networking<br>Broadband fixed line access |

In addition, we sell calculators, which was about 1% of our revenue.

**Market characteristics**

Competitive landscape

Despite consolidation, the analog and embedded processing markets remain highly fragmented. As a result, we face significant global competition from dozens of large and small companies, including both broad-based suppliers and niche suppliers. Our competitors also include emerging companies, particularly in Asia.

We believe that competitive performance in the semiconductor market generally depends on many factors, including the breadth of a company's product line, the strength and reach of its channels to market, technological innovation, product development execution, technical support, customer service, quality, reliability, price, and manufacturing capacity and capabilities, such as process and package technologies that provide differentiated levels of performance and a structural cost advantage. In addition, customers' prior investments in software development is also a competitive factor for our embedded processing products.

Semiconductor cycle

The semiconductor cycle refers to the ebb and flow of supply and demand and the building and depleting of inventories. It has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. These are typically referred to as upturns and downturns in the semiconductor cycle. Semiconductor cycles are affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.

Seasonality

Our revenue is subject to some seasonal variation. Historically, our sequential revenue growth rate tends to be weaker in the first and fourth quarters when compared with the second and third quarters.

**Customers, sales and distribution**

We sell our products to over 100,000 customers. Our customer base is diverse, with about half of our revenue derived from customers outside of our largest 50.

We market and sell our products through direct sales channels, including our website and broad sales and marketing team, and, to a lesser extent, through distributors. Over the past several years, we have been investing in new capabilities to build closer direct customer relationships. In 2025, more than 80% of our revenue was direct, which includes TI.com. Our investments in new and improved capabilities to directly support our customers include order fulfillment services, inventory programs, business processes and logistics and website and e-commerce capabilities. Closer direct relationships with our customers help to strengthen our reach of market channel advantage and give us access to more customers and more of their design projects, leading to opportunities to sell more of our products into each design. Additionally, broader and deeper access gives us better insight and knowledge of customer needs.

In addition to doing business directly with TI, we offer customers the option of using a single worldwide distributor and a few region-specific distributors for order fulfillment.

**Manufacturing**

Semiconductor manufacturing begins with a sequence of photolithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is packaged and tested. The entire process takes place in highly specialized facilities that require substantial investments.

We own and operate semiconductor manufacturing facilities in North America, Asia, Japan and Europe. These include both wafer fabrication (fab) and assembly/test facilities.

We invest in manufacturing technologies and do most of our manufacturing in-house. This strategic decision to make manufacturing and technology a core competitive advantage provides us with tangible benefits of lower manufacturing costs and greater control of our supply chain, offering our customers geopolitically dependable capacity. We have focused on creating a competitive manufacturing structural cost advantage by investing in our 300mm capacity, as an unpackaged chip built on a 300mm wafer costs about 40% less than an unpackaged chip built on a 200mm wafer.

We continue to strengthen our competitive advantage in manufacturing and technology as part of our long-term capacity plan to meet demand over time. Semiconductor growth in electronics, particularly in industrial, automotive and data center markets, is expected to continue well into the future. In 2025, we continued qualifying and ramping production at our newest 300mm wafer fabs in Richardson and Sherman, Texas, and Lehi, Utah. These fabs are well positioned to support customer demand, external foundry transfers and internal transfers from our legacy 150mm facilities.

We expect to maintain sufficient internal manufacturing capacity to meet the majority of our production needs and to obtain manufacturing equipment to support new technology developments and revenue growth. In 2025, we sourced the majority of our wafer fabrication, as well as assembly and test, internally. To supplement our internal manufacturing capacity, we selectively use the capacity of outside suppliers, commonly known as foundries and subcontractors. We source materials, parts and supplies from a diverse set of suppliers globally. The materials, parts and supplies essential to our business are generally available. Our multisite, multiflow production strategy, paired with our business continuity program and global supplier network, supports supply continuity if shortages occur and if materials are available from limited suppliers or geographies.

We assess and are careful to address potential health, safety and environmental risks presented by our operations, including our manufacturing operations, and our efforts are focused on improving how we responsibly and sustainably manufacture our products.

## Inventory

Our objectives for inventory are to maintain high levels of customer service, maintain dependable and competitive lead times, minimize inventory obsolescence and improve manufacturing asset utilization. To meet these objectives and to allow greater flexibility in periods of high demand, our strategy is to build ahead of demand our broad-based products that are used across a diverse set of applications and customers and have low risk of obsolescence. Inventory levels will vary based on market conditions and seasonality. We adjust factory loadings as needed to execute on this inventory strategy.

## Intellectual property

We own many patents and have many patent applications pending in the United States and other countries in fields relating to our business. We have developed a strong, broad-based patent portfolio and continually add patents to that portfolio. We also have license agreements, which vary in duration, involving rights to our portfolio or those of other companies. We do not consider our business materially dependent upon any one patent or patent license.

## Information about our executive officers

The following is an alphabetical list of the names and ages of the executive officers of the company and the positions or offices with the company held by each person named:

| Name | Age | Position |
| --- | --- | --- |
| Ahmad Bahai | 63 | Senior Vice President |
| Mark Gary | 51 | Senior Vice President |
| Haviv Ilan | 57 | Director, Chairman of the Board, President and Chief Executive Officer |
| Katie Kane | 41 | Senior Vice President, Secretary and General Counsel |
| Hagop Kozanian | 43 | Senior Vice President |
| Shanon Leonard | 50 | Senior Vice President |
| Rafael Lizardi | 53 | Senior Vice President and Chief Financial Officer |
| Mark Roberts | 50 | Senior Vice President |
| Amichai Ron | 48 | Senior Vice President |
| Christine Witzsche | 41 | Senior Vice President |
| Mohammad Yunus | 48 | Senior Vice President |

The term of office of these officers is from the date of their election until their successor shall have been elected and qualified. All have been employees of the company for more than five years. Messrs. Bahai, Gary, Ilan, Kozanian, Lizardi and Ron have served as executive officers of the company for more than five years. Mr. Roberts and Ms. Witzsche became executive officers in 2021. Mr. Leonard became an executive officer in 2022. Ms. Kane and Mr. Yunus became executive officers in 2024.

## Human capital management

At December 31, 2025, we had about 33,000 employees worldwide. Of those, about 90% were in R&D, sales or manufacturing. Our objective for human capital management is to recruit, develop and retain the best talent possible. As a technology and manufacturing company, our success is grounded in having strong engineering talent and a reliable factory workforce. We have a promote-from-within culture and offer training and development programs that provide the opportunity to quickly gain experience in different areas. In 2025, our turnover rate was 10.1%.

It is important that our employees represent a mix of experiences and backgrounds in order to make our company stronger, more innovative and more inclusive. We encourage you to review our Corporate Citizenship Report for more information. Nothing in the Corporate Citizenship Report shall be deemed incorporated by reference into this report.

## Available information

Our internet address is www.ti.com. Information on our website is not part of this report. We make available free of charge through our Investor Relations website our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. Also available through the TI Investor Relations website are reports filed by our directors and executive officers on Forms 3, 4 and 5, and amendments to those reports.

Available on our website at www.ti.com/corporategovernance: (i) our corporate governance guidelines; (ii) charters for the audit, compensation, and governance and stockholder relations committees of our board of directors; (iii) our code of conduct; and (iv) our code of ethics for TI's chief executive officer and senior finance officers. Stockholders may request copies of these documents free of charge by writing to Texas Instruments Incorporated, Attention: Investor Relations, P.O. Box 660199, MS 8657, Dallas, Texas, 75266-0199.

# ITEM 1A. Risk factors

You should read the following risk factors in conjunction with the factors discussed elsewhere in this and other of our filings with the Securities and Exchange Commission (SEC) and in materials incorporated by reference into these filings. These risk factors are intended to highlight certain factors that may affect our financial condition and results of operations and are not meant to be an exhaustive discussion of risks that apply to TI, a company with broad international operations. Like many companies, we are susceptible to a potential downturn associated with macroeconomic weakness, which may affect our performance and the performance of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, actual financial results that do not meet our and/or the investment community's expectations, changes in our and/or the investment community's expectations for our future results, dividends or share repurchases, and other factors, many of which are beyond our control.

## Risks related to our business and industry

### Our global operations subject us to risks associated with domestic or international political, social, economic or other conditions.

We have facilities in more than 30 countries. About 60% of our revenue comes from customers with headquarter locations outside the United States. Revenue from end customers headquartered in China represented about 20% of our revenue in 2025, while revenue from products shipped into China represented about 50% of our revenue in 2025. We also continue to expand our offerings of online transactions and services worldwide.

The semiconductor industry has recently been the focus of increased regulatory activity and scrutiny, which has contributed to variability in global trade conditions and supply chains. Certain countries where we operate, particularly the United States and China, have experienced, and other countries may experience, geopolitical tensions and administrative measures that affect global trade and macroeconomic conditions through the imposition of tariffs, including tariffs specific to the products that we sell, import or export restrictions, trade embargoes and sanctions, restrictions on cross-border investment and other trade barriers applicable to the semiconductor industry. Geopolitical tensions and administrative measures could limit our access to markets or impact our ability to deliver products, support customers, purchase or receive manufacturing equipment or materials, limit our suppliers' and customers' access to our products, or cause customers to seek alternate suppliers, which could adversely affect our operations and financial results.

We are exposed to political, social and economic conditions, security risks, acts of war, terrorism or other hostile acts, pandemics, epidemics or other public health crises, labor conditions, climate change risks and possible disruptions in power, water supply, transportation, communications and information technology networks of the various countries in which we operate. Any of these factors could adversely affect our results of operations, financial condition and reputation. In addition, our global operations expose us to periods when the U.S. dollar significantly fluctuates in relation to the non-U.S. currencies in which we transact business. The remeasurement of non-U.S. dollar transactions can have an adverse effect on our results of operations and financial condition.

### We face substantial competition that requires us to respond rapidly to product development and pricing pressures.

We face intense technological and pricing competition in the markets in which we operate. We expect this competition will continue to increase from large competitors and from small competitors serving niche markets, and also from emerging companies, particularly in Asia, that sell products into the same markets in which we operate. For example, we may face increased competition as a result of China actively promoting and reshaping its domestic semiconductor industry through policy changes and investment, which could prevent us from competing effectively. Certain competitors possess sufficient financial, technical and management resources and utilize available incentives offered by various countries and government entities to develop and market products that may compete favorably against our products, and consolidation among our competitors may allow them to compete more effectively. The price and product development pressures that result from competition may lead to reduced profit margins and lost business opportunities in the event that we are unable to match the price declines or cost efficiencies, or meet the technological, product, support, software or manufacturing advancements of our competitors.

## Changes in expected demand for our products could have a material adverse effect on our results of operations.

Our customers include companies in a wide range of markets and sectors within those markets. If demand in one or more sectors within our markets declines or the rate of growth slows, our results of operations may be adversely affected. The cyclical nature of the semiconductor market occasionally leads to significant and rapid increases and decreases in product demand. Additionally, the loss or significant curtailment of purchases by one or more of our large customers, including curtailments due to a change in the design or manufacturing sourcing policies or practices of these customers, the timing of customer or distributor inventory adjustments, changes in demand for customer products, tariffs, export controls or other trade measures, may adversely affect our results of operations and financial condition.

Our results of operations also might suffer because of a general decline or volatility in customer demand resulting from, for example: uncertainty regarding the stability of global credit and financial markets; natural events, pandemics, epidemics or domestic or international political, social, economic or other conditions; breaches of customer information technology systems that disrupt customer operations; or a customer's inability to access credit markets and other sources of needed liquidity.

Our ability to match inventory and production with the product mix needed to fill orders may affect our ability to meet a quarter's revenue forecast. We manufacture products with the intent to provide high levels of customer service. Our manufacturing forecasts are based on multiple assumptions, and if inaccurate, could cause us to hold inadequate, excess or obsolete inventory that would reduce our profit margins and adversely affect our results of operations and financial condition.

## Our operating results and our reputation could be adversely affected by cybersecurity events, breaches, disruptions or other incidents relating to our information technology systems.

Breaches, disruptions or other incidents relating to our information technology systems or the systems of our customers, suppliers and other third parties could be caused by factors such as computer viruses, ransomware, malware, software vulnerabilities, system failures, restricted network access, unauthorized access, terrorism, nation-state espionage, employee malfeasance, use of artificial intelligence (AI) tools, or human error. These events could, among other things, compromise our information technology networks; result in corrupt or lost data or the unauthorized release of our or our customers', suppliers', and other third parties' confidential or proprietary information; cause a disruption to our manufacturing and other operations (including our online services, platforms and transactions); result in the release of personal data; or cause us to incur costs associated with increased protection, remediation, regulatory inquiries or penalties, or claims for damages, any of which could adversely affect our operating results and our reputation. Cybersecurity or other threats to our information technology systems or the systems of our customers, suppliers and other third parties are frequent, increasingly sophisticated and constantly evolving, thereby making them more difficult to detect, mitigate and defend against.

## Our ability to successfully implement strategic, business and organizational changes could affect our business plans and results of operations.

From time to time, we undertake strategic, business and organizational changes, including acquisitions, divestitures, capital investments and restructuring actions, to support or carry out our objectives. If we do not successfully implement these changes, our business plans and operating results could be adversely affected. We may not achieve or sustain the expected growth, cost savings or other benefits of strategic, business and organizational changes, and charges associated with these actions could differ materially in amount and timing from our expectations.

## Our results of operations could be affected by natural events in the locations in which we operate.

We have manufacturing, data and design facilities and other operations in locations subject to natural occurrences such as severe weather, geological events or epidemics that could adversely affect manufacturing capacity, availability and cost of key materials, services, utilities and equipment or otherwise disrupt operations. Climate change might exacerbate these occurrences or cause natural disasters to occur with greater frequency and with more intense effects. A natural disaster that results in a prolonged disruption, particularly where we have principal manufacturing and design operations, as listed in the Properties section in Item 2, may adversely affect our results and financial condition.

## Rapid technological change in markets we serve requires us to develop new technologies and products.

Rapid technological change in markets we serve could contribute to shortened product life cycles and a decline in average selling prices of our products. Our results of operations depend in part upon our ability to successfully develop, manufacture and market innovative products in a timely and cost-effective manner. We make significant investments in research and development to improve existing technology and products, develop new products to meet changing customer demands, and improve our production processes. In some cases, we might not realize a return or the expected return on our investments because they are generally made before commercial viability can be assured. Further, projects that are commercially viable may not contribute to our operating results until at least a few years after they are completed.

## We face supply chain and manufacturing risks.

We rely on third parties to supply us with goods and services in a cost-effective and timely manner. Our access to needed goods and services may be adversely affected by potential disputes with suppliers or disruptions in our own or suppliers' operations as a result of, for example: quality excursions; uncertainty regarding the stability of global credit and financial markets; domestic or international political, social, economic and other conditions; cybersecurity incidents; ability to access conflict-free minerals; natural events or epidemics in the locations in which our suppliers operate; or limited or delayed access to and high costs of key materials, services and utilities. Additionally, a breach or other incident relating to our suppliers' information technology systems could result in a release of confidential or proprietary information. If our suppliers are unable to access credit markets and other sources of needed liquidity, we may be unable to obtain needed supplies, collect accounts receivable or access needed technology.

In particular, our manufacturing processes and critical manufacturing equipment, and those of our suppliers, require that certain key materials, services and utilities be available. Geopolitical tensions are disrupting and reshaping global supply chains, and suppliers of these items have and might continue to extend lead times, limit supply or increase prices due to factors beyond our control. Further, certain key materials used in semiconductor manufacturing are primarily sourced from limited geographies. Governments have adopted or proposed measures, including export controls on certain minerals, materials and equipment, that could adversely affect equipment and material availability, cost or movement. Limited or delayed access to and high costs of key materials, services and utilities could adversely affect our results of operations.

Our inability to timely implement new manufacturing technologies, install manufacturing equipment or secure necessary personnel for manufacturing operations could adversely affect our results of operations. We have made and will continue to make investments in manufacturing capacity consistent with our capital management strategy, and we might not realize our expected return on those investments. We subcontract a portion of our wafer fabrication and assembly and testing of our products, and we depend on third parties (including contractors and other service providers) to support key portions of our operations (including manufacturing operations and advanced logic manufacturing process technology development) and to construct our facilities. We do not have long-term contracts with all of these suppliers, and the number of alternate suppliers is limited. Reliance on these suppliers involves risks, including possible shortages of capacity in periods of high demand, suppliers' inability to develop and deliver advanced logic manufacturing process technology or build facilities in a timely, cost-effective, and appropriate manner, the possibility of suppliers' imposition of increased costs on us and the unauthorized disclosure or use of our intellectual property. In addition, failure by these suppliers to fulfill expectations, commitments and responsibilities in accordance with agreed terms or applicable laws, rules and regulations (including health, safety, forced labor, human trafficking and supply chain standards) could adversely affect our results of operations, financial condition and reputation.

**Our continued success depends in part on our ability to retain, train and recruit a sufficient number of qualified employees in a competitive environment.**

Our continued success depends in part on the retention and recruitment of skilled personnel as well as the contributions and effective succession of senior management and other key employees. Skilled and experienced personnel in our industry, including engineering, management, sales, technical and staff personnel, are in high demand, and competition for their talents is intense. There can be no assurance that we will be able to successfully retain, train and recruit the key engineering, management and technical personnel that we require to execute our business strategy. Our ability to recruit internationally or deploy employees to various locations may be limited by immigration laws and policies, including changes to, or the administration or interpretation of, those laws and policies. Failure to retain, train and recruit key personnel could disrupt our business and adversely affect our results of operations, financial condition and reputation.

**Our results of operations and our reputation could be affected by warranty claims, product liability claims, product recalls or legal proceedings.**

Claims based on warranty, product liability, epidemic or delivery failures, or other grounds relating to our products, software, manufacturing, services, designs, communications or cybersecurity could lead to significant expenses as we defend the claims or pay damage awards or settlements. In the event of a claim, we would also incur costs if we decide to compensate the affected customer or end consumer. Any such claims may also cause us to write off the value of related inventory. We maintain product liability insurance, but there is no guarantee that such insurance will be available or adequate to protect against all such claims. In addition, it is possible for a customer to recall a product containing a TI part, for example with respect to products used in automotive applications or handheld electronics, which may cause us to incur costs and expenses relating to the recall. Improper, incorrect, illicit or unauthorized storage, handling, modification, diversion or use of our products, or use of counterfeit products, by third parties could result in reputational harm. Any of these events could adversely affect our results of operations, financial condition and reputation.

**Our results of operations could be adversely affected by distributors' promotion of competing product lines or our distributors' financial performance and operations.**

In 2025, less than 20% of our revenue was generated from sales of our products through distributors. Our distributors carry competing product lines, and our sales could be affected if semiconductor distributors promote competing products over our products. Moreover, our results of operations could be affected if our distributors are subject to administrative measures that materially affect their ability to operate or our ability to supply customers with products or if our distributors suffer financial difficulties that result in their inability to pay amounts owed to us. Disputes with current or former distributors could be disruptive or harmful to our business.

**Our margins vary.**

Our profit margins vary due to a number of factors, which may include customer demand and shipment volume; capital expenditures and resulting depreciation; our manufacturing processes; product mix; inventory levels; tariffs; freight costs; and new accounting pronouncements or changes in existing accounting practices or standards. In addition, we operate in a highly competitive market environment that might adversely affect pricing for our products. Because we own much of our manufacturing capacity, a significant portion of our operating costs is fixed. With our capacity expansions, capital expenditures and depreciation have increased. In general, these fixed costs do not decline with reductions in customer demand or factory loadings, and can adversely affect profit margins as a result.

**Legal and regulatory risks**

<u>Our operations could be affected by the complex laws, rules and regulations to which our business is subject.</u>

We are subject to complex laws, rules and regulations on an international, national and local level that affect our domestic and international operations relating to, for example, the environment and climate change; safety; health; trade, including import and export; bribery and corruption; financial reporting; tax; data privacy and protection; labor and employment; competition; facilities and code compliance; market access; pandemics, epidemics or other public health crises; intellectual property ownership and infringement; and the movement of currency. Compliance with these laws, rules and regulations may be onerous and expensive and could restrict our ability to manufacture or ship our products and operate our business. From time to time, we receive inquiries from government entities, which could result in enforcement actions or litigation leading to potential disruptions to our operations, or significant fines, penalties or other legal liability. Furthermore, should these laws, rules and regulations be amended or expanded, or new ones enacted, we could incur materially greater compliance costs or restrictions on our ability to manufacture our products and operate our business.

As reporting and disclosure requirements evolve, the failure, or perceived failure, to meet applicable reporting standards or regulatory expectations could adversely affect our results of operations and reputation.

Some of these complex laws, rules and regulations – for example, those related to environmental, safety and health requirements – may particularly affect us in the jurisdictions in which we manufacture products, especially if such laws and regulations: require the use of abatement equipment beyond what we currently employ; require the addition or elimination of a material or process to or from our current manufacturing processes; or impose costs, fees or reporting requirements on the direct or indirect use of energy, natural resources, or materials or gases used or emitted into the environment in connection with the manufacture of our products. A substitute for a prohibited material or process might not be available, or might not be available at reasonable cost.

<u>Our results of operations could be affected by changes in tax-related matters.</u>

We have facilities in more than 30 countries and as a result are subject to taxation and audit by a number of taxing authorities. Tax rates vary among the jurisdictions in which we operate. If our tax rate increases, our results of operations could be adversely affected. A number of factors could cause our tax rate to increase, including changes in the jurisdictions in which our profits are earned and taxed; changes in the mix of profits from those jurisdictions; changes in available tax credits or deductions, including for amounts relating to stock compensation; changes in applicable tax rates; changes in tariff regulations or surcharges; changes in accounting principles; or adverse resolution of audits by taxing authorities. We have deferred tax assets on our balance sheet. Changes in applicable tax laws and regulations or in our business performance could affect our ability to realize those deferred tax assets, which could also affect our results of operations.

We are subject to laws and regulations in various jurisdictions that determine how much profit has been earned and when it is subject to taxation in that jurisdiction. These laws and regulations can be complex and subject to interpretation. In addition, many countries have enacted or begun the process of enacting laws that align with the Organisation for Economic Cooperation and Development's Base Erosion and Profit Shifting recommendations; application of these laws to U.S.-based multinational corporations remains uncertain. Changes in laws and regulations could affect the jurisdictions in which our profits are earned and taxed, which could in turn affect our results of operations. Each quarter we forecast our tax expense based on our forecast of our performance for the year. If that performance forecast changes, our forecasted tax expense will change.

We have received and may in the future continue to receive government incentives, including but not limited to tax incentives, designed to encourage certain investments in our operations. We may be subject to increased scrutiny from government entities, shareholders and others on how these incentives are earned and spent. Such incentives could be subject to reduction, modification, clawback or termination, and such changes to these incentives could adversely affect our results of operations, financial condition and reputation.

## Our performance depends in part on our ability to enforce our intellectual property rights and to maintain freedom of operation.

Access to worldwide markets depends in part on the continued strength of our intellectual property portfolio in all jurisdictions where we conduct business. There can be no assurance that, as our business evolves, we will obtain the necessary intellectual property rights, or that we will be able to independently develop the technology, software or know-how necessary to conduct our business or that we can do so without infringing the intellectual property rights of others. To the extent that we have to rely on technology from others for which a license is required, there can be no assurance that we will be able to obtain such a license at all or on terms we consider reasonable. We, directly and indirectly, face infringement claims from third parties, including nonpracticing entities that have acquired patents to pursue enforcement actions against other companies. We also face infringement claims where we or our customers make, use or sell products and where the intellectual property laws may be less established or less predictable. These assertions, whether or not of any merit, expose us to claims for damages and/or injunctions from third parties, as well as claims for indemnification by our customers in instances where we have a contractual or other legal obligation to indemnify them against damages resulting from infringement claims.

We actively enforce and protect our own intellectual property rights. However, our efforts cannot prevent all misappropriation or improper use of our protected technology and information, including, for example, third parties' use of our patented or copyrighted technology, our trade secrets, or unauthorized copying and cloning, in their products without the right to do so, or third parties' sale of counterfeit products bearing our trademark. Activities such as those listed above may affect our reputation and impede our ability to sell our products. The laws of countries where we operate may not protect our intellectual property rights to the same extent as U.S. laws.

## Risks related to our financing activities and other risks

## Our debt could affect our operations and financial condition.

From time to time, we issue debt securities with various interest rates and maturities. While we believe we will have the ability to service this debt, our ability to make principal and interest payments when due depends upon our future performance, which will be subject to general economic conditions, industry cycles, and business and other factors affecting our operations, including our other risk factors, many of which are beyond our control. In addition, our obligation to make principal and interest payments could divert funds that otherwise might be invested in our operations or returned to shareholders, or could cause us to raise funds by, for example, issuing new debt or equity or selling assets.

## Our results of operations and liquidity could be affected by changes in the financial markets.

We maintain bank accounts, a portfolio of investments, access to one or more revolving credit facilities and the ability to issue debt to support the financing needs of the company. Our ability to fund our operations, invest in our business, make strategic acquisitions, service our debt obligations and meet our cash return objectives depends upon continuous access to our bank and investment accounts, and may depend on access to our bank credit lines that support commercial paper borrowings and provide additional liquidity through short-term bank loans. If we are unable to access these accounts and credit lines (for example, due to instability in the financial markets), our results of operations and financial condition could be adversely affected and our ability to access the capital markets or redeem our investments could be restricted.

## Material impairments of our goodwill could adversely affect our results of operations.

We have a significant amount of goodwill on our consolidated balance sheet. Charges associated with impairments of goodwill could adversely affect our financial condition and results of operations.

## ITEM 1B. Unresolved staff comments

Not applicable.


## ITEM 1C. Cybersecurity

### Cybersecurity risk management and strategy

Our cybersecurity risk management is based on recognized cybersecurity industry frameworks and standards, including those of the National Institute of Standards and Technology, the Center for Internet Security Controls, and the International Organization for Standardization. We use these frameworks, together with information collected from internal assessments, to develop policies for use of our information assets (for example, TI business information and information resources such as mobile phones, computers and workstations), access to specific intellectual property or technologies, and protection of personal information. We protect these information assets through industry-standard techniques, such as multifactor authentication and malware defenses. We also work with internal stakeholders across the company to integrate foundational cybersecurity principles throughout our organization's operations, including employment of multiple layers of cybersecurity defenses, restricted access based on business need, and integrity of our business information. Throughout the year, we also regularly train our employees on cybersecurity awareness, confidential information protection and simulated phishing attacks.

We regularly engage third-party assessors to conduct penetration testing and measure our program to industry standard frameworks. We also have standing engagements with incident response experts and external counsel. We frequently collaborate with industry experts and cybersecurity practitioners at other companies to exchange information about potential cybersecurity threats, best practices and trends.

Our cybersecurity risk management extends to risks associated with our use of third-party service providers. For instance, we conduct risk and compliance assessments of third-party service providers that request access to our information assets.

Our cybersecurity risk management is an important part of our comprehensive business continuity program and enterprise risk management. Our global information security team periodically engages with a cross-functional group of subject matter experts and leaders to assess and refine our cybersecurity risk posture and preparedness. For example, we regularly evaluate and update contingency strategies for our business in the event that a portion of our information resources were to be unavailable due to a cybersecurity incident. We practice our response to potential cybersecurity incidents through regular tabletop exercises, threat hunting and red team exercises.

For more information about cybersecurity risks, see the Risk factors discussion in Item 1A of this Form 10-K.

### Governance of cybersecurity risk management

The board of directors, as a whole, has oversight responsibility for our strategic and operational risks. The audit committee assists the board of directors with this responsibility by reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, periodically reports on its review with the board of directors.

Management is responsible for day-to-day assessment and management of cybersecurity risks. Our chief information officer has primary oversight of material risks from cybersecurity threats. Our chief information officer is the senior vice president responsible for the Information Technology Solutions (ITS) organization and for information protection. Our chief information officer has more than 25 years of experience across various engineering, business and management roles, including serving as the vice president of the design and manufacturing ITS organization, leading the development and implementation of information technology strategies and roadmaps for manufacturing automation.

Our chief information security officer reports to our chief information officer. Our chief information security officer has more than 15 years of experience working in information technology-related roles, a degree in Information Technology, and Global Information Assurance Certifications in Security Essentials (GSEC) as an Intrusion Analyst (GCIA) and as a Penetration Tester (GPEN).

Our chief information officer and chief information security officer assess our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to our chief information officer and chief information security officer, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our chief information officer meets with the audit committee periodically to review our information technology systems and discuss key cybersecurity risks. In addition, the chief financial officer reviews with the audit committee at least annually our global enterprise risk management program, which includes cybersecurity risks, and is also reported to the board.

## ITEM 2. Properties

Our principal executive offices are located at 12500 TI Boulevard, Dallas, Texas. The following table indicates the general location of our principal manufacturing and design operations and the reportable segments that make major use of them. Except as otherwise indicated, we own these facilities.

| | Analog | Embedded Processing |
|---|---|---|
| North Texas (Dallas, Richardson and Sherman) | X | X |
| Lehi, Utah | X | X |
| South Portland, Maine | X | |
| Tucson, Arizona | X | |
| Santa Clara, California * | X | |
| Houston, Texas | | X |
| Chengdu, China ** | X | X |
| Shanghai, China * | X | X |
| Freising, Germany | X | X |
| Bangalore, India ** | X | X |
| Aizu, Japan | X | X |
| Miho, Japan | X | X |
| Kuala Lumpur, Malaysia ** | X | X |
| Melaka, Malaysia ** | X | |
| Aguascalientes, Mexico * | X | |
| Baguio, Philippines ** | X | X |
| Pampanga (Clark), Philippines ** | X | X |
| Taipei, Taiwan ** | X | X |

\*     Leased.

\*\*   Portions of the facilities are leased and owned. This may include land leases, particularly for non-U.S. sites.

Our facilities in the United States contained approximately 17.8 million square feet at December 31, 2025, of which approximately 0.6 million square feet were leased. Our facilities outside the United States contained approximately 12.8 million square feet at December 31, 2025, of which approximately 2.4 million square feet were leased.

At the end of 2025, we occupied substantially all of the space in our facilities.

Leases covering our currently occupied leased facilities expire at varying dates, generally within the next five years. We believe our current properties are suitable and adequate for their intended purpose.

## ITEM 3. Legal proceedings

We are involved in various inquiries and proceedings that arise in the ordinary course of our business. We believe that the amount of our liability, if any, will not have a material adverse effect upon our financial condition, results of operations or liquidity.

Pursuant to SEC regulation, we have elected to use a disclosure threshold of $1 million in monetary sanctions for environmental proceedings involving a governmental authority.

## ITEM 4. Mine safety disclosures

Not applicable.

# PART II

## ITEM 5. Market for Registrant's common equity, related stockholder matters and issuer purchases of equity securities

TI common stock is quoted on The Nasdaq Global Select Market under the ticker symbol TXN. At December 31, 2025, we had 10,238 stockholders of record.

The following table contains information regarding our purchases of our common stock during the fourth quarter of 2025.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a) | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (a) |
|---|---|---|---|---|
| October 1 - 31, 2025 | 1,164,512 | $ 172.04 | 1,164,512 | $ 18.99 billion |
| November 1 - 30, 2025 | 1,207,699 | 159.26 | 1,207,699 | 18.80 billion |
| December 1 - 31, 2025 | 63,692 | 170.58 | 63,692 | 18.79 billion (b) |
| Total | 2,435,903 | | 2,435,903 | |

(a) All open-market purchases during the quarter were made under the authorizations from our board of directors to purchase up to $12.0 billion and $15.0 billion of additional shares of TI common stock announced September 20, 2018, and September 15, 2022, respectively.

(b) As of December 31, 2025, this amount consisted of the remaining portion of the $12.0 billion authorized in September 2018 and the $15.0 billion authorized in September 2022. No expiration date has been specified for these authorizations.

## ITEM 6. (Reserved)

## ITEM 7. Management's discussion and analysis of financial condition and results of operations

### Overview

We design and manufacture semiconductors that we sell to electronics designers and manufacturers all over the world. Technology is the foundation of our company, but ultimately, our objective and the best metric for owners to measure our progress is through the growth of free cash flow per share over the long term.

Our strategy to maximize long-term free cash flow per share growth has three elements:

1. A great business model that is focused on analog and embedded processing products and built around four sustainable competitive advantages. The four sustainable competitive advantages are powerful in combination and provide tangible benefits:

   (a) A strong foundation of manufacturing and technology that provides lower costs and greater control of our supply chain.

   (b) A broad portfolio of analog and embedded processing products that offers more opportunity per customer and more value for our investments.

   (c) The reach of our market channels that gives access to more customers and more of their design projects, leading to better insight and knowledge of customer needs and the opportunity to sell more of our products into each design.

   (d) Diversity and longevity of our products, markets and customer positions that provide less single point dependency and longer returns on our investments.

   Together, these competitive advantages help position TI in a unique class of companies capable of generating and returning significant amounts of cash for our owners. We make our investments with an eye towards long-term strengthening and leveraging of these advantages.

2. Discipline in allocating capital to the best opportunities. This spans how we select R&D projects, develop new capabilities, invest in manufacturing capacity or how we think about acquisitions and returning cash to our owners.

3. Efficiency, which means constantly striving for more output for every dollar spent.

We believe that our business model with the combined effect of our four competitive advantages sets TI apart from our peers and will for a long time to come. We will invest to strengthen our competitive advantages, be disciplined in capital allocation and stay diligent in our pursuit of efficiencies. Finally, we will remain focused on the belief that long-term growth of free cash flow per share is the ultimate measure to generate value.

For more information about market and business characteristics, see the Business discussion in Item 1 of this Form 10-K.

### Results of operations

Management's discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document. In the following discussion of our results of operations:

- Our segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels, and how management allocates resources and measures results. See Note 1 to the financial statements for more information regarding our segments.

- When we discuss our results:

   ◦ Unless otherwise noted, changes in our revenue are attributable to changes in customer demand, which are evidenced by fluctuations in shipment volumes.

- New products do not tend to have a significant impact on our revenue in any given period because we sell such a large number of products.

- From time to time, our revenue and gross profit are affected by changes in demand for higher-priced or lower-priced products, which we refer to as changes in the "mix" of products shipped.

- Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. When factory loadings decrease, our fixed costs are spread over reduced output and, absent other circumstances, our profit margins decrease. Conversely, as factory loadings increase, our fixed costs are spread over increased output and, absent other circumstances, our profit margins increase.

- Our LFAB facility, which primarily supports our Embedded Processing business, was purchased as an operating fab and is in the early stages of ramping, so we expect factory loadings to increase over time. Until LFAB ramps, we expect Embedded to carry manufacturing costs that disproportionately affect Embedded Processing operating profit as compared to Analog.

- For an explanation of free cash flow, see the Non-GAAP financial information section.

- All dollar amounts in the tables are stated in millions of U.S. dollars.

Our results of operations provides details of our financial results for 2025 and 2024 and year-to-year comparisons between 2025 and 2024. Discussion of 2023 items and year-to-year comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's discussion and analysis of financial condition and results of operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Performance summary

Our strategic focus is on analog and embedded processing products. We sell our products into the following markets: industrial, automotive, data center, personal electronics and communications equipment. While all of these markets represent good opportunities, we place additional strategic emphasis on designing and selling our products into the industrial, automotive and data center markets, which we believe represent the best long-term growth opportunities.

Our focus on analog and embedded processing allows us to generate strong cash flow from operations. Our cash flow from operations of $7.15 billion underscored the strength of our business model, the quality of our product portfolio and the benefit of 300mm production. Free cash flow was $2.94 billion and represented 16.6% of revenue. During 2025, we invested $3.94 billion in R&D and SG&A, invested $4.55 billion in capital expenditures and returned $6.48 billion to shareholders.

Macroeconomic factors

In 2025, the overall analog and embedded semiconductor market recovery continued, though at a slower pace than prior upturns, likely related to broader macroeconomic dynamics and overall uncertainty. At the same time, global semiconductor shipments remain at levels below the prior peak. In addition, growth of semiconductor content in electronics has continued to drive demand for our products, particularly in the automotive, industrial and data center end markets, and we believe we are well-positioned with inventory and capacity to meet immediate customer demand.

U.S. legislative update

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act (OBBBA). The OBBBA provides changes to U.S. federal tax law, including expensing of U.S. research expenditures and eligible capital expenditures, increasing the U.S. CHIPS and Science Act (CHIPS Act) investment tax credit (ITC) and changing other tax provisions. The effect of the new law resulted in a higher effective tax rate in 2025. For 2026 and beyond, we expect the effective tax rate and tax-related cash payments to be lower than they would have been under prior tax law.

Details of financial results – 2025 compared with 2024

Revenue of $17.68 billion increased $2.04 billion, or 13.0%, due to higher revenue from increased demand in our Analog segment and, to a lesser extent, in our Embedded Processing segment, which were both impacted by the macroeconomic factors discussed above.

Gross profit of $10.08 billion was up $989 million, or 10.9%, due to higher revenue. Our gross profit was also impacted by higher manufacturing costs associated with our planned capacity expansions, partially offset by reduced costs related to increased factory loadings. As a percentage of revenue, gross profit decreased to 57.0% from 58.1%.

Operating expenses (R&D and SG&A) were $3.94 billion compared with $3.75 billion.

Restructuring charges/other was $117 million due to efforts to drive operational efficiencies to support our long-term strategy, including the planned closures of our two remaining factories with 150mm production, as well as a non-cash goodwill impairment related to our custom ASIC products. During 2024, we recognized a credit of $124 million primarily due to a gain on the sale of a property. See Note 11 to the financial statements.

Operating profit was $6.02 billion, or 34.1% of revenue, compared with $5.47 billion, or 34.9% of revenue. This increase was primarily due to higher revenue and associated gross profit, partially offset by higher operating expenses.

Other income and expense (OI&E) was $230 million of income compared with $496 million of income. This decrease was due to lower interest income. See Note 11 to the financial statements.

Interest and debt expense of $543 million increased $35 million due to the issuance of additional long-term debt. See Note 8 to the financial statements.

Our provision for income taxes was $709 million compared with $654 million. This increase was primarily due to changes in the effect of U.S. tax benefits, including the effect of OBBBA, and higher income before income taxes, partially offset by higher discrete tax benefits of $37 million, primarily related to our non-U.S. operations. Our effective tax rate, which includes discrete tax items, was 12.4% in 2025 compared with 12.0% in 2024. See Note 4 to the financial statements for a reconciliation of the U.S. statutory corporate tax rate to our effective tax rate.

Net income was $5.00 billion compared with $4.80 billion. EPS was $5.45 compared with $5.20.

Segment results – 2025 compared with 2024

*Analog (includes Power and Signal Chain product lines)*

|  | 2025 | 2024 | Change |
|---|---|---|---|
| Revenue | $ 14,006 | $ 12,161 | 15 % |
| Operating profit | 5,412 | 4,608 | 17 % |
| Operating profit % of revenue | 38.6% | 37.9% | |

Analog revenue increased in both product lines about evenly due to higher demand, which was impacted by the macroeconomic factors discussed above. Operating profit increased primarily due to higher revenue and associated gross profit, partially offset by higher operating expenses.

*Embedded Processing (includes microcontrollers and processors)*

|  | 2025 | 2024 | Change |
|---|---|---|---|
| Revenue | $ 2,697 | $ 2,533 | 6 % |
| Operating profit | 304 | 352 | (14)% |
| Operating profit % of revenue | 11.3% | 13.9% | |

Embedded Processing revenue increased due to higher demand, which was impacted by the macroeconomic factors discussed above. Operating profit decreased primarily due to higher manufacturing costs and operating expenses, partially offset by higher revenue.

*Other (includes DLP® products, calculators and custom ASIC products)*

|  | 2025 | 2024 | Change |
|---|---|---|---|
| Revenue | $ 979 | $ 947 | 3 % |
| Operating profit * | 307 | 505 | (39)% |
| Operating profit % of revenue | 31.4% | 53.3% | |

\*    Includes Restructuring charges/other

Other revenue increased $32 million, and operating profit decreased $198 million.

## Financial condition

At the end of 2025, total cash (cash and cash equivalents plus short-term investments) was $4.88 billion, a decrease of $2.70 billion from the end of 2024.

Accounts receivable were $1.96 billion, an increase of $244 million compared with the end of 2024. Days sales outstanding at the end of 2025 were 40 compared with 39 at the end of 2024.

Inventory was $4.80 billion, an increase of $277 million from the end of 2024. Days of inventory at the end of 2025 were 222 compared with 241 at the end of 2024, which reflects the continued execution of our inventory strategy.

## Liquidity and capital resources

Our primary source of liquidity is cash flow from operations. Additional sources of liquidity are cash and cash equivalents, short-term investments and access to debt markets. We also have a variable-rate, revolving credit facility. As of December 31, 2025, our credit facility was undrawn, and we had no commercial paper outstanding. Cash flows from operating activities for 2025 were $7.15 billion, an increase of $835 million primarily due to higher net income and non-cash items, partially offset by higher cash used for working capital. Cash flows from operating activities for 2025 and 2024 include cash benefits of $335 million and $588 million, respectively, from the CHIPS Act ITC used to reduce income taxes payable.

Investing activities for 2025 used $1.44 billion compared with $3.20 billion in 2024. Capital expenditures were $4.55 billion compared with $4.82 billion in 2024 and were primarily for semiconductor manufacturing equipment and facilities in both periods. In 2025, we received proceeds of $335 million from CHIPS Act incentives, including $75 million in direct funding. Short-term investments provided cash proceeds of $2.78 billion in 2025 compared with $1.47 billion in 2024.

We are nearing the end of our six-year elevated capital expenditures cycle, and consistent with our capital management strategy, we are expecting to spend about $2 billion to $3 billion in 2026. Beyond 2026, capital expenditures will be dependent on revenue and growth expectations. We expect to continue benefiting from the CHIPS Act, including the 35% ITC on qualifying manufacturing investments for assets placed in service after December 31, 2025, and direct funding of up to $1.6 billion for our three large-scale 300mm wafer fabs located in Sherman, Texas, and Lehi, Utah.

Financing activities for 2025 used $5.69 billion compared with $2.88 billion in 2024. In 2025, we received net proceeds of $1.20 billion from the issuance of fixed-rate, long-term debt and retired maturing debt of $750 million. In 2024, we received net proceeds of $2.98 billion from the issuance of fixed-rate, long-term debt and retired maturing debt of $600 million. Dividends paid in 2025 were $5.00 billion compared with $4.80 billion in 2024, reflecting an increased dividend rate. We used $1.48 billion to repurchase 8.5 million shares of our common stock compared with $929 million used in 2024 to repurchase 4.7 million shares. Employee exercises of stock options provided cash proceeds of $400 million compared with $517 million in 2024.

We had $3.23 billion of cash and cash equivalents and $1.66 billion of short-term investments as of December 31, 2025. We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend and debt-related payments and other business requirements for at least the next 12 months.

As announced on February 4, 2026, we have entered into a definitive agreement to acquire Silicon Labs for $231.00 per share in an all-cash transaction, representing a total enterprise value of approximately $7.5 billion. Under the terms of the agreement, Silicon Labs stockholders will receive $231.00 in cash for each share of Silicon Labs common stock they hold at the time of closing, which is currently expected to close in the first half of 2027, subject to receipt of regulatory approvals and other customary closing conditions, including approval by Silicon Labs stockholders. We expect to fund the transaction with a combination of cash on hand and debt financing to be arranged prior to closing.

## Non-GAAP financial information

This MD&A includes references to free cash flow and ratios based on that measure. These are financial measures that were not prepared in accordance with generally accepted accounting principles in the United States (GAAP). Free cash flow is calculated as cash flows from operating activities (also referred to as cash flow from operations) less capital expenditures, plus proceeds from CHIPS Act incentives.

We believe that free cash flow and the associated ratios provide insight into our liquidity, our cash-generating capability and the amount of cash potentially available to return to shareholders, as well as insight into our financial performance. These non-GAAP measures are supplemental to the comparable GAAP measures.

Reconciliation to the most directly comparable GAAP measures is provided in the table below.

|  | For Years Ended December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| Cash flow from operations (GAAP) * | $ 7,153 | $ 6,318 |
| Capital expenditures | (4,550) | (4,820) |
| Proceeds from CHIPS Act incentives | 335 | — |
| Free cash flow (non-GAAP) | $ 2,938 | $ 1,498 |
|  |  |  |
| Revenue | $ 17,682 | $ 15,641 |
|  |  |  |
| Cash flow from operations as a percentage of revenue (GAAP) | 40.5% | 40.4% |
| Free cash flow as a percentage of revenue (non-GAAP) | 16.6% | 9.6% |

\* Includes cash benefits of $335 million and $588 million from the CHIPS Act ITC used to reduce income taxes payable for 2025 and 2024, respectively.

## Critical accounting estimates

Our accounting policies are more fully described in Note 2 of the consolidated financial statements. As disclosed in Note 2, the preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Management believes it is unlikely that applying other estimates and assumptions would have a material impact on the financial statements. We consider the following accounting policies to be those that are most important to the portrayal of our financial condition and that require a higher degree of judgment.

Income taxes

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The evaluation of tax liabilities involves dealing with uncertainties in the interpretation and application of complex tax laws, and significant judgment is necessary to determine whether, based on the technical merits, a tax position is more likely than not to be sustained. We determine potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe our analysis of the underlying issues and the associated estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different from what is reflected in the historical income tax provisions and accruals.

## Commitments and contingencies

See Note 10 to the financial statements for a discussion of our commitments and contingencies.

## ITEM 7A. Quantitative and qualitative disclosures about market risk

### Foreign exchange risk

The U.S. dollar is our functional currency for financial reporting. Our non-U.S. entities own assets or liabilities denominated in U.S. dollars or other currencies, and exchange rate fluctuations in those jurisdictions may impact our effective tax rate.

Our balance sheet also reflects amounts remeasured from non-U.S. dollar currencies. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by forward currency exchange contracts, which are based on year-end 2025 balances and currency exchange rates, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates relative to the U.S. dollar would result in a pretax currency exchange gain or loss of approximately $5 million.

We use these forward currency exchange contracts to reduce the earnings impact that exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. As of December 31, 2025, we had forward currency exchange contracts outstanding with a notional value of $675 million to hedge net balance sheet exposures (including $174 million to sell Malaysian ringgit, $169 million to buy Indian rupee and $107 million to sell British pounds). Similar hedging activities existed at year-end 2024.

### Interest rate risk

We have the following potential exposure to changes in interest rates: (i) the effect of changes in interest rates on the fair value of our investments in cash equivalents and short-term investments, which could produce a gain or a loss; and (ii) the effect of changes in interest rates on the fair value of our debt.

As of December 31, 2025, a hypothetical 100 basis point increase in interest rates would decrease the fair value of our investments in cash equivalents and short-term investments by about $11 million and decrease the fair value of our long-term debt by $969 million. Because interest rates on our long-term debt are fixed, changes in interest rates would not affect the cash flows associated with long-term debt.

## ITEM 8. Financial statements and supplementary data

List of financial statements:

- Income for each of the three years in the period ended December 31, 2025.

- Comprehensive income for each of the three years in the period ended December 31, 2025.

- Balance sheets as of December 31, 2025 and 2024.

- Cash flows for each of the three years in the period ended December 31, 2025.

- Stockholders' equity for each of the three years in the period ended December 31, 2025.

- Reports of independent registered public accounting firm (PCAOB ID: 42).

Schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or the notes thereto.

## Consolidated Statements of Income

| (In millions, except per-share amounts) | For Years Ended December 31, 2025 | 2024 | 2023 |
|---|---|---|---|
| Revenue | **$ 17,682** | $ 15,641 | $ 17,519 |
| Cost of revenue (COR) | **7,599** | 6,547 | 6,500 |
| Gross profit | **10,083** | 9,094 | 11,019 |
| Research and development (R&D) | **2,083** | 1,959 | 1,863 |
| Selling, general and administrative (SG&A) | **1,860** | 1,794 | 1,825 |
| Restructuring charges/other | **117** | (124) | — |
| Operating profit | **6,023** | 5,465 | 7,331 |
| Other income (expense), net (OI&E) | **230** | 496 | 440 |
| Interest and debt expense | **543** | 508 | 353 |
| Income before income taxes | **5,710** | 5,453 | 7,418 |
| Provision for income taxes | **709** | 654 | 908 |
| Net income | **$ 5,001** | $ 4,799 | $ 6,510 |
| | | | |
| Earnings per common share (EPS): | | | |
| Basic | **$ 5.47** | $ 5.24 | $ 7.13 |
| Diluted | **$ 5.45** | $ 5.20 | $ 7.07 |
| | | | |
| Average shares outstanding: | | | |
| Basic | **909** | 912 | 908 |
| Diluted | **913** | 919 | 916 |

A portion of net income is allocated to unvested restricted stock units (RSUs) on which we pay dividend equivalents. Diluted EPS is calculated using the following:

| | | | |
|---|---|---|---|
| Net income | **$ 5,001** | $ 4,799 | $ 6,510 |
| Income allocated to RSUs | **(28)** | (24) | (33) |
| Income allocated to common stock for diluted EPS | **$ 4,973** | $ 4,775 | $ 6,477 |

See accompanying notes.

## Consolidated Statements of Comprehensive Income

| (In millions) | For Years Ended December 31, 2025 | 2024 | 2023 |
|---|---|---|---|
| Net income | **$ 5,001** | $ 4,799 | $ 6,510 |
| Changes in other comprehensive income (loss), net of tax | | | |
| Net actuarial losses of defined benefit plans: | | | |
| Adjustments | **59** | 53 | 27 |
| Recognized within net income | **14** | 10 | 15 |
| Prior service cost (credit) of defined benefit plans: | | | |
| Adjustments | **(18)** | — | — |
| Recognized within net income | **1** | 1 | 1 |
| Available-for-sale investments and other: | | | |
| Adjustments | **(1)** | 1 | 6 |
| Other comprehensive income (loss) | **55** | 65 | 49 |
| Total comprehensive income | **$ 5,056** | $ 4,864 | $ 6,559 |

See accompanying notes.

## Consolidated Balance Sheets

| (In millions, except par value) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 3,225** | $ 3,200 |
| Short-term investments | **1,656** | 4,380 |
| Accounts receivable, net of allowances of ($22) and ($21) | **1,963** | 1,719 |
| Raw materials | **465** | 395 |
| Work in process | **2,372** | 2,214 |
| Finished goods | **1,967** | 1,918 |
| Inventories | **4,804** | 4,527 |
| Prepaid expenses and other current assets | **2,102** | 1,200 |
| Total current assets | **13,750** | 15,026 |
| Property, plant and equipment at cost | **17,682** | 15,254 |
| Accumulated depreciation | **(5,362)** | (3,907) |
| Property, plant and equipment | **12,320** | 11,347 |
| Goodwill | **4,330** | 4,362 |
| Deferred tax assets | **967** | 936 |
| Capitalized software licenses | **238** | 257 |
| Overfunded retirement plans | **324** | 233 |
| Other long-term assets | **2,656** | 3,348 |
| Total assets | **$ 34,585** | $ 35,509 |
| | | |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt | **$ 500** | $ 750 |
| Accounts payable | **756** | 820 |
| Accrued compensation | **829** | 839 |
| Income taxes payable | **67** | 159 |
| Accrued expenses and other liabilities | **1,007** | 1,075 |
| Total current liabilities | **3,159** | 3,643 |
| Long-term debt | **13,548** | 12,846 |
| Underfunded retirement plans | **124** | 110 |
| Deferred tax liabilities | **66** | 53 |
| Other long-term liabilities | **1,415** | 1,954 |
| Total liabilities | **18,312** | 18,606 |
| Stockholders' equity: | | |
| Preferred stock, $25 par value. Shares authorized – 10; none issued | **—** | — |
| Common stock, $1 par value. Shares authorized – 2,400; shares issued – 1,741 | **1,741** | 1,741 |
| Paid-in capital | **4,511** | 3,935 |
| Retained earnings | **52,236** | 52,262 |
| Treasury common stock at cost | | |
| Shares: 2025 – 834; 2024 – 830 | **(42,130)** | (40,895) |
| Accumulated other comprehensive income (loss), net of taxes (AOCI) | **(85)** | (140) |
| Total stockholders' equity | **16,273** | 16,903 |
| Total liabilities and stockholders' equity | **$ 34,585** | $ 35,509 |

See accompanying notes.

## Consolidated Statements of Cash Flows

**For Years Ended December 31,**

| (In millions) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | | |
| Net income | $ | **5,001** | $ | 4,799 | $ | 6,510 |
| Adjustments to net income: | | | | | | |
| Depreciation | | **1,918** | | 1,508 | | 1,175 |
| Amortization of capitalized software | | **81** | | 72 | | 63 |
| Stock compensation | | **419** | | 387 | | 362 |
| (Gains) losses on sales of assets | | **2** | | (127) | | — |
| Deferred taxes | | **(19)** | | (210) | | (299) |
| Increase (decrease) from changes in: | | | | | | |
| Accounts receivable | | **(244)** | | 68 | | 108 |
| Inventories | | **(277)** | | (528) | | (1,242) |
| Prepaid expenses and other current assets | | **10** | | 7 | | 46 |
| Accounts payable and accrued expenses | | **77** | | 125 | | (33) |
| Accrued compensation | | **(28)** | | (12) | | 29 |
| Income taxes payable | | **191** | | 597 | | (7) |
| Changes in funded status of retirement plans | | **(7)** | | 33 | | 45 |
| Other | | **29** | | (401) | | (337) |
| Cash flows from operating activities | | **7,153** | | 6,318 | | 6,420 |
| | | | | | | |
| **Cash flows from investing activities** | | | | | | |
| Capital expenditures | | **(4,550)** | | (4,820) | | (5,071) |
| Proceeds from U.S. CHIPS and Science Act (CHIPS Act) incentives | | **335** | | — | | — |
| Proceeds from asset sales | | **1** | | 195 | | 3 |
| Purchases of short-term investments | | **(3,524)** | | (9,716) | | (12,705) |
| Proceeds from short-term investments | | **6,308** | | 11,187 | | 13,387 |
| Other | | **(9)** | | (48) | | 24 |
| Cash flows from investing activities | | **(1,439)** | | (3,202) | | (4,362) |
| | | | | | | |
| **Cash flows from financing activities** | | | | | | |
| Proceeds from issuance of long-term debt | | **1,199** | | 2,980 | | 3,000 |
| Repayment of debt | | **(750)** | | (600) | | (500) |
| Dividends paid | | **(4,999)** | | (4,795) | | (4,557) |
| Stock repurchases | | **(1,477)** | | (929) | | (293) |
| Proceeds from common stock transactions | | **400** | | 517 | | 263 |
| Other | | **(62)** | | (53) | | (57) |
| Cash flows from financing activities | | **(5,689)** | | (2,880) | | (2,144) |
| | | | | | | |
| Net change in cash and cash equivalents | | **25** | | 236 | | (86) |
| Cash and cash equivalents at beginning of period | | **3,200** | | 2,964 | | 3,050 |
| Cash and cash equivalents at end of period | $ | **3,225** | $ | 3,200 | $ | 2,964 |
| | | | | | | |
| **Supplemental cash flow information** | | | | | | |
| Investment tax credit (ITC) used to reduce income taxes payable | $ | **335** | $ | 588 | $ | — |
| Proceeds from CHIPS Act incentives | | **335** | | — | | — |
| Total cash benefit related to the CHIPS Act | $ | **670** | $ | 588 | $ | — |

See accompanying notes.

**Consolidated Statements of Stockholders' Equity**

(In millions, except per-share amounts)

| | Common Stock | Paid-in Capital | Retained Earnings | Treasury Common Stock | AOCI |
|---|---|---|---|---|---|
| Balance, December 31, 2022 | $ 1,741 | $ 2,951 | $ 50,353 | $(40,214) | $ (254) |
| **2023** | | | | | |
| Net income | — | — | 6,510 | — | — |
| Dividends declared and paid ($5.02 per share) | — | — | (4,557) | — | — |
| Common stock issued for stock-based awards | — | 50 | — | 213 | — |
| Stock repurchases | — | — | — | (283) | — |
| Stock compensation | — | 362 | — | — | — |
| Other comprehensive income (loss), net of taxes | — | — | — | — | 49 |
| Dividend equivalents on RSUs | — | — | (23) | — | — |
| Other | — | (1) | — | — | — |
| Balance, December 31, 2023 | 1,741 | 3,362 | 52,283 | (40,284) | (205) |
| **2024** | | | | | |
| Net income | — | — | 4,799 | — | — |
| Dividends declared and paid ($5.26 per share) | — | — | (4,795) | — | — |
| Common stock issued for stock-based awards | — | 188 | — | 329 | — |
| Stock repurchases | — | — | — | (940) | — |
| Stock compensation | — | 387 | — | — | — |
| Other comprehensive income (loss), net of taxes | — | — | — | — | 65 |
| Dividend equivalents on RSUs | — | — | (25) | — | — |
| Other | — | (2) | — | — | — |
| Balance, December 31, 2024 | 1,741 | 3,935 | 52,262 | (40,895) | (140) |
| **2025** | | | | | |
| **Net income** | — | — | **5,001** | — | — |
| **Dividends declared and paid ($5.50 per share)** | — | — | **(4,999)** | — | — |
| **Common stock issued for stock-based awards** | — | **161** | — | **239** | — |
| **Stock repurchases** | — | — | — | **(1,474)** | — |
| **Stock compensation** | — | **419** | — | — | — |
| **Other comprehensive income (loss), net of taxes** | — | — | — | — | **55** |
| **Dividend equivalents on RSUs** | — | — | **(28)** | — | — |
| **Other** | — | **(4)** | — | — | — |
| **Balance, December 31, 2025** | **$ 1,741** | **$ 4,511** | **$ 52,236** | **$(42,130)** | **$ (85)** |

See accompanying notes.

**Notes to financial statements**

1. <u>Description of business, including segment and geographic area information</u>

We design and manufacture semiconductors that we sell to electronics designers and manufacturers all over the world. We have two reportable segments, Analog and Embedded Processing, each of which represents groups of products that have similar design and development requirements, product characteristics and manufacturing processes. Our segments reflect how our chief operating decision maker (CODM), which is our chief executive officer, allocates resources and measures results.

- Analog semiconductors change real-world signals, such as sound, temperature, pressure or light, by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as embedded processors. Analog semiconductors are also used to manage power in all electronic equipment by converting, distributing, storing, discharging, isolating and measuring electrical energy, whether the equipment is plugged into a wall or using a battery. Our Analog segment consists of two major product lines: Power and Signal Chain.

- Embedded Processing products are the digital "brains" of many types of electronic equipment. They are designed to handle specific tasks and can be optimized for various combinations of performance, power and cost, depending on the application.

We report the results of our remaining business activities in Other. Other includes operating segments that do not meet the quantitative thresholds for individually reportable segments and cannot be aggregated with other operating segments. Other includes DLP® products, calculators and custom ASIC products.

In Other, we also include items that are not used in evaluating the results of or in allocating resources to our segments. Examples of these items include acquisition, integration and restructuring charges (see Note 11); and certain corporate-level items, such as litigation expenses, environmental costs, insurance settlements, and gains and losses from other activities, including asset dispositions. We allocate the remainder of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

Costs incurred by our centralized manufacturing and support organizations, including depreciation, are charged to the operating segments, including those in Other, on a per-unit basis. Consequently, depreciation expense is not an independently identifiable component within the segments' results and, therefore, is not provided.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments using discrete asset information. We have no material intersegment revenue. The accounting policies of the segments are consistent with those described in the significant accounting policies and practices.

The CODM assesses the performance of our segments and decides how to allocate resources based on each segment's revenue growth, gross margin and operating profit. The CODM utilizes these metrics by comparing budget versus actual results as well as benchmarking to our competitors.

*Segment information*

|  | For Year Ended December 31, 2025 | | | |
|  | Analog | Embedded Processing | Other | Total |
|---|---|---|---|---|
| **Revenue** | $ 14,006 | $ 2,697 | $ 979 | $ 17,682 |
| **Cost of revenue** | 5,764 | 1,471 | 364 | 7,599 |
| **Gross profit** | 8,242 | 1,226 | 615 | 10,083 |
| **Research and development** | 1,494 | 514 | 75 | 2,083 |
| **Selling, general and administrative** | 1,336 | 408 | 116 | 1,860 |
| **Restructuring charges/other** | — | — | 117 | 117 |
| **Operating profit** | $ 5,412 | $ 304 | $ 307 | $ 6,023 |

|  | For Year Ended December 31, 2024 | | | |
|  | Analog | Embedded Processing | Other | Total |
|---|---|---|---|---|
| Revenue | $ 12,161 | $ 2,533 | $ 947 | $ 15,641 |
| Cost of revenue | 4,869 | 1,315 | 363 | 6,547 |
| Gross profit | 7,292 | 1,218 | 584 | 9,094 |
| Research and development | 1,411 | 475 | 73 | 1,959 |
| Selling, general and administrative | 1,273 | 391 | 130 | 1,794 |
| Restructuring charges/other | — | — | (124) | (124) |
| Operating profit | $ 4,608 | $ 352 | $ 505 | $ 5,465 |

|  | For Year Ended December 31, 2023 | | | |
|  | Analog | Embedded Processing | Other | Total |
|---|---|---|---|---|
| Revenue | $ 13,040 | $ 3,368 | $ 1,111 | $ 17,519 |
| Cost of revenue | 4,615 | 1,493 | 392 | 6,500 |
| Gross profit | 8,425 | 1,875 | 719 | 11,019 |
| Research and development | 1,317 | 457 | 89 | 1,863 |
| Selling, general and administrative | 1,287 | 410 | 128 | 1,825 |
| Restructuring charges/other | — | — | — | — |
| Operating profit | $ 5,821 | $ 1,008 | $ 502 | $ 7,331 |

*Geographic area information*

Our estimate for revenue based on the geographic location of our end customers' headquarters, which represents where critical decisions are made, is as follows:

|  | For Years Ended December 31, | | | | | |
|  | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| **Revenue:** | | | | | | |
| United States | $ 6,763 | 38% | $ 5,957 | 38% | $ 5,814 | 33% |
| China | 3,781 | 21 | 3,012 | 19 | 3,293 | 19 |
| Rest of Asia | 1,887 | 11 | 1,681 | 11 | 1,721 | 10 |
| Europe, Middle East and Africa (a) | 3,747 | 21 | 3,519 | 22 | 4,642 | 26 |
| Japan | 1,173 | 7 | 1,212 | 8 | 1,782 | 10 |
| Rest of world | 331 | 2 | 260 | 2 | 267 | 2 |
| Total revenue | $ 17,682 | 100% | $ 15,641 | 100% | $ 17,519 | 100% |

(a)  Revenue from end customers headquartered in Germany was 10%, 11% and 13% of total revenue in 2025, 2024 and 2023, respectively.

Property, plant and equipment by geographic area, based on physical location:

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| **Property, plant and equipment:** | | |
| United States | $ 8,764 | $ 8,342 |
| China | 674 | 737 |
| Rest of Asia (a) | 2,450 | 1,877 |
| Europe, Middle East and Africa | 71 | 74 |
| Japan | 327 | 274 |
| Rest of world | 34 | 43 |
| Total property, plant and equipment | $ 12,320 | $ 11,347 |

(a)    Property, plant and equipment at our sites in Malaysia was $1.40 billion and $931 million as of December 31, 2025 and 2024, respectively.

*Major customer*

One of our end customers accounted for 12% of revenue in both 2025 and 2024, recognized primarily in our Analog segment. No end customer accounted for 10% or more of revenue in 2023.

2. Basis of presentation and significant accounting policies and practices

*Basis of presentation*

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The basis of these financial statements is comparable for all periods presented herein.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar and share amounts in the financial statements and tables in these notes, except per-share amounts, are presented in millions unless otherwise indicated. We have reclassified certain amounts in the prior periods' financial statements to conform to the 2025 presentation.

The preparation of financial statements requires the use of estimates from which final results may vary.

*Significant accounting policies and practices*

<u>Revenue recognition</u>
We generate revenue primarily from the sale of semiconductor products, either directly to a customer or to a distributor, and recognize revenue when control is transferred. Control is considered transferred when title and risk of loss pass, when the customer becomes obligated to pay and, where required, when the customer has accepted the products. This transfer generally occurs at a point in time upon shipment or delivery to the customer or distributor, depending upon the terms of the sales order. Payment for sales to customers and distributors is generally due on our standard commercial terms. For sales to distributors, payment is not contingent upon resale of the products.

Revenue from sales of our products that are subject to inventory consignment agreements is recognized at a point in time, when the customer or distributor pulls product from consignment inventory that we store at designated locations. Delivery and transfer of control occur at that point, when title and risk of loss transfers and the customer or distributor becomes obligated to pay for the products pulled from inventory. Until the products are pulled for use or sale by the customer or distributor, we retain control over the products' disposition, including the right to pull back or relocate the products.

The revenue recognized is adjusted based on allowances, which are prepared on a portfolio basis using a most likely amount methodology based on analysis of historical data and contractual terms. These allowances, which are not material, generally include adjustments for pricing arrangements, product returns and incentives. We recognize shipping fees received from customers, if any, in revenue. We include the related shipping and handling costs in cost of revenue. The majority of our customers pay these fees directly to third parties.

*Advertising costs*
We expense advertising and other promotional costs as incurred. This expense was $29 million, $30 million and $28 million in 2025, 2024 and 2023, respectively.

*Income taxes*
We account for income taxes using an asset and liability approach. We record the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for future tax consequences related to events that have been recognized in the financial statements or tax returns. We record a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

*Other assessed taxes*
Some transactions require us to collect taxes such as sales, value-added and excise taxes from our customers. These transactions are presented in our Consolidated Statements of Income on a net (excluded from revenue) basis.

*Leases*
We determine if an arrangement is a lease at inception. Leases are included in other long-term assets, accrued expenses and other liabilities, and other long-term liabilities on our Consolidated Balance Sheets.

Lease assets represent our right to use underlying assets for the lease term, and lease liabilities represent our obligations to make lease payments over the lease term. On the commencement date, leases are evaluated for classification, and assets and liabilities are recognized based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at commencement in determining the present value of lease payments. Operating lease expense is generally recognized on a straight-line basis over the lease term. Our lease values include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

We have agreements with lease and non-lease components, which are accounted for as a single lease component. Leases with an initial lease term of 12 months or less are not recorded on the balance sheet.

*Earnings per share (EPS)*
We use the two-class method for calculating EPS because the restricted stock units (RSUs) we grant are participating securities containing nonforfeitable rights to receive dividend equivalents. Under the two-class method, a portion of net income is allocated to RSUs and excluded from the calculation of income allocated to common stock.

Computation and reconciliation of earnings per common share are as follows:

| | For Years Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
| | Net Income | Shares | EPS | Net Income | Shares | EPS | Net Income | Shares | EPS |
|---|---|---|---|---|---|---|---|---|---|
| **Basic EPS:** | | | | | | | | | |
| Net income | **$5,001** | | | $4,799 | | | $6,510 | | |
| Income allocated to RSUs | **(28)** | | | (24) | | | (34) | | |
| Income allocated to common stock | **$4,973** | **909** | **$ 5.47** | $4,775 | 912 | $ 5.24 | $6,476 | 908 | $ 7.13 |
| Dilutive effect of stock compensation plans | | **4** | | | 7 | | | 8 | |
| | | | | | | | | | |
| **Diluted EPS:** | | | | | | | | | |
| Net income | **$5,001** | | | $4,799 | | | $6,510 | | |
| Income allocated to RSUs | **(28)** | | | (24) | | | (33) | | |
| Income allocated to common stock | **$4,973** | **913** | **$ 5.45** | $4,775 | 919 | $ 5.20 | $6,477 | 916 | $ 7.07 |

Potentially dilutive securities representing 10 million, 8 million and 10 million shares of common stock that were outstanding in 2025, 2024 and 2023, respectively, were excluded from the computation of diluted earnings per common share during these periods because their effect would have been anti-dilutive.

*Investments*

We present investments on our Consolidated Balance Sheets as cash equivalents, short-term investments or other long-term assets. See Note 6 for additional information.

- *Cash equivalents and short-term investments* – The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns. We consider investments in available-for-sale debt securities with maturities of 90 days or less from the date of our investment to be cash equivalents. We consider investments in available-for-sale debt securities with maturities beyond 90 days from the date of our investment as being available for use in current operations and include them in short-term investments.

- *Other long-term assets* – Long-term investments, which are included within other long-term assets on our Consolidated Balance Sheets, consist of mutual funds, venture capital funds and nonmarketable securities.

*Inventories*

Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates cost on a first-in, first-out basis. Standard cost is based on the normal utilization of installed factory capacity. Cost associated with underutilization of capacity is expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory.

We review inventory quarterly for salability and obsolescence. A statistical allowance is provided for inventory considered unlikely to be sold. The statistical allowance is based on an analysis of historical disposal activity and age of inventory. A specific allowance for each material type will be carried if there is a significant event not captured by the statistical allowance. We write off inventory in the period in which disposal occurs.

*Government incentives*
Incentives provided by government entities are recognized when we have reasonable assurance that we will comply with the conditions of the incentive, if any, and the incentive will be received. Incentives, which include non-income tax incentives, related to the acquisition or construction of fixed assets are recognized as a reduction in the carrying amounts of the related assets and reduce depreciation expense over the useful lives of the assets. Incentives for specific operating activities are offset against the related expense in the period the expense is incurred.

The U.S. CHIPS and Science Act (CHIPS Act) provides funding for manufacturing grants and research investments, and it established an investment tax credit (ITC) for certain investments in U.S. semiconductor manufacturing. The enactment of the One Big Beautiful Bill Act (OBBBA) in 2025 increased the ITC from 25% to 35% for qualifying manufacturing investments placed in service after December 31, 2025. Additionally, we have entered into an agreement with the U.S. Department of Commerce to receive direct funding of up to $1.6 billion for our three large-scale 300mm wafer fabs located in Sherman, Texas, and Lehi, Utah. Direct funding of the award is based on the achievement of certain milestones. The agreement contains representations, warranties and covenants that relate to compliance with requirements for awards provided for in the CHIPS Act. The agreement also includes certain events of default and related rights and remedies, including clawbacks.

As of December 31, 2025, we have recognized $3.35 billion of CHIPS Act receivables, which are comprised of $1.71 billion in prepaid expenses and other current assets and $1.64 billion in other long-term assets. We have also recognized deferred income of $95 million in other long-term liabilities for eligible expenditures that have not yet been incurred. See Note 11 for additional information.

In 2025, the total cash benefit related to CHIPS Act incentives was $670 million, which included $335 million used to reduce our income taxes payable and $335 million of cash proceeds received. The CHIPS Act incentives have reduced the carrying amounts of manufacturing assets by $4.51 billion, of which $1.37 billion was recognized in 2025. Cost of revenue benefited by $353 million, $159 million and $45 million from the CHIPS Act incentives, recognized as a reduction of depreciation expense in 2025, 2024 and 2023, respectively.

*Property, plant and equipment and other capitalized costs*
Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Our cost basis includes certain assets acquired in business combinations that were initially recorded at fair value as of the date of acquisition. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Capitalized software licenses are generally amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

*Impairments of long-lived assets*
We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or other long-lived assets, including intangible assets, are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Any impairment charge is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows.

*Goodwill*
Goodwill is reviewed for impairment annually in the fourth quarter or more frequently if certain impairment indicators arise. We perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if we elect not to use a qualitative assessment, then we perform a quantitative goodwill impairment test. See Note 11 for additional information.

*Foreign currency*
The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred taxes, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Property, plant and equipment with associated depreciation and inventories are valued at historical exchange rates. Revenue and expense accounts other than depreciation for each month are calculated at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to OI&E.

*Derivatives and hedging*

We use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts, which are used as economic hedges to reduce the earnings impact that exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not apply hedge accounting to our foreign currency derivative instruments.

We are exposed to variability in compensation charges related to certain deferred compensation obligations to employees. We use total return swaps to economically hedge this exposure and offset the related compensation expense, recognizing changes in the fair value of the swaps and the related deferred compensation liabilities in SG&A.

In connection with the issuance of long-term debt, we may use financial derivatives such as treasury-rate lock agreements that are recognized in AOCI and amortized over the life of the related debt.

The results of these derivative transactions were not material. We do not use derivatives for speculative or trading purposes.

*Changes in accounting standards – adopted standards for current period*

We adopted the following Accounting Standards Updates (ASU) during the current period:

| ASU | Description | Adopted for Year Ended |
|---|---|---|
| ASU No. 2023-09 | *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* | December 31, 2025 |

*Changes in accounting standards – standards not yet adopted*

We are currently evaluating the potential impact of the following ASUs on our financial statements and related disclosures. We plan to adopt these ASUs as of their effective dates.

| ASU | Description | Effective for Period Ending |
|---|---|---|
| ASU No. 2024-03 | *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* | December 31, 2027 |
| ASU No. 2025-06 | *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* | March 31, 2028 |
| ASU No. 2025-10 | *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities* | March 31, 2029 |

## 3. Stock compensation

We have stock options outstanding to participants under long-term incentive plans. The option price per share may not be less than the fair market value of our common stock on the date of the grant. The options have a 10-year term and generally vest ratably over four years. Options continue to vest after the recipient retires.

We also have RSUs outstanding to participants under long-term incentive plans. Each RSU represents the right to receive one share of TI common stock, issued on the vesting date, which is generally four years after the date of grant. RSUs continue to vest after the recipient retires. Holders of RSUs receive an annual cash payment equivalent to the dividends paid on our common stock. The fair value per share of RSUs is determined based on the closing price of our common stock on the date of grant.

We have options and RSUs outstanding to non-employee directors under director compensation plans. The plans generally provide for annual grants of stock options and RSUs, a one-time grant of RSUs to each new non-employee director and the issuance of TI common stock upon the distribution of stock units credited to director deferred compensation accounts.

We also have an employee stock purchase plan (ESPP) under which options are offered to all eligible employees in amounts based on a percentage of the employee's compensation, subject to a cap. Under the plan, the option price per share is 85% of the fair market value on the exercise date. As of December 31, 2025, 30 million shares remain available for future issuance under this plan.

Total stock compensation expense recognized is as follows:

|  | For Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | **2025** | | **2024** | | **2023** | |
| COR | $ | **53** | $ | 52 | $ | 44 |
| R&D | | **145** | | 132 | | 119 |
| SG&A | | **221** | | 203 | | 199 |
| Total | $ | **419** | $ | 387 | $ | 362 |

These amounts include expenses related to stock options, RSUs and options offered under our ESPP and are net of estimated forfeitures.

We recognize compensation expense for stock options and RSUs on a straight-line basis over the minimum service period required for vesting of the award, adjusting for estimated forfeitures based on historical activity. Awards issued to employees who are retirement eligible or nearing retirement eligibility are expensed on an accelerated basis. Options issued under our ESPP are expensed over a three-month period.

As of December 31, 2025, total future compensation related to equity awards not yet recognized in our Consolidated Statements of Income was $494 million, which we expect to recognize over a weighted average period of 1.7 years.

*Fair value methods and assumptions*

We account for all awards granted under our various stock compensation plans at fair value.

We estimate the fair values for stock options using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

|  | For Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | **2025** | | **2024** | | **2023** | |
| Weighted average grant date fair value, per share | $ | **44.97** | $ | 37.58 | $ | 46.23 |
| Weighted average assumptions used: | | | | | | |
| Expected volatility | | **27%** | | 27% | | 31% |
| Expected lives (in years) | | **5.6** | | 5.6 | | 6.1 |
| Risk-free interest rates | | **4.34%** | | 4.04% | | 3.60% |
| Expected dividend yields | | **2.92%** | | 3.11% | | 2.86% |

We use market-based measures of implied volatility to determine expected volatility. We determine expected lives of options based on historical option exercises using a rolling 10-year average.

Expected dividend yields are based on the annualized approved quarterly dividend rate and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.

*Long-term incentive and director compensation plans*

Stock option and RSU transactions under our long-term incentive and director compensation plans are as follows:

| | Stock Options | | RSUs | |
|---|---|---|---|---|
| | **Shares** | **Weighted Average Exercise Price per Share** | **Shares** | **Weighted Average Grant Date Fair Value per Share** |
| Outstanding grants, December 31, 2024 | 25 | $ 136.87 | 6 | $ 168.68 |
| **Granted** | **4** | **$ 186.55** | **1** | **$ 185.44** |
| **Stock options exercised/RSUs vested** | **(4)** | **$ 91.90** | **(1)** | **$ 172.33** |
| **Outstanding grants, December 31, 2025 (a)** | **25** | **$ 151.34** | **6** | **$ 171.83** |

(a) Forfeited and expired shares were not material.

| | For Years Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Weighted average grant date fair value per share for RSUs | $ 185.44 | $ 173.59 | $ 172.59 |
| Total grant date fair value of shares vested for RSUs | $ 126 | $ 113 | $ 106 |
| Aggregate intrinsic value of options exercised | $ 382 | $ 597 | $ 319 |

As of December 31, 2025, 30 million shares remain available for future issuance under these plans.

Summarized information about stock options outstanding as of December 31, 2025, is as follows:

| Exercise Price Range | Number Outstanding (Shares) | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|
| $52.93 to $206.61 | 25 | 5.8 |

| | Options Fully Vested and Expected to Vest (a) | Options Exercisable |
|---|---|---|
| Stock options outstanding (shares) | 24 | 15 |
| Weighted average remaining contractual life (in years) | 5.8 | 4.2 |
| Weighted average exercise price per share | $ 150.97 | $ 133.57 |
| Intrinsic value (millions) | $ 610 | $ 589 |

(a) Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $611 million.

*Effect on shares outstanding and treasury shares*

Treasury shares were acquired in connection with the board-authorized stock repurchase program. As of December 31, 2025, $18.79 billion of stock repurchase authorizations remain, and no expiration date has been specified.

Our practice is to issue shares of common stock from treasury shares upon exercise of stock options, distribution of director deferred compensation and vesting of RSUs. The following table reflects the changes in our treasury shares:

|  | For Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2025 | 2024 | 2023 |
| Balance, January 1 | 830 | 832 | 835 |
| Repurchases | 8 | 5 | 2 |
| Shares issued | (4) | (7) | (5) |
| Balance, December 31 | 834 | 830 | 832 |

The effects on cash flows are as follows:

|  | For Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2025 | 2024 | 2023 |
| Proceeds from common stock transactions (a) | $ 400 | $ 517 | $ 263 |
| Tax benefit realized from stock compensation | $ 113 | $ 158 | $ 104 |

(a)  Net of taxes paid for employee shares withheld of $34 million, $39 million and $46 million in 2025, 2024 and 2023, respectively.

## 4. Income taxes

Income before income taxes is comprised of the following components:

|  | For Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2025 | 2024 | 2023 |
| U.S. | $ 4,503 | $ 4,438 | $ 6,445 |
| Non-U.S. | 1,207 | 1,015 | 973 |
| Total | $ 5,710 | $ 5,453 | $ 7,418 |

Provision for income taxes is comprised of the following components:

|  | For Years Ended December 31, | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | 2025 | | | 2024 | | | 2023 | | |
|  | Current | Deferred | Total | Current | Deferred | Total | Current | Deferred | Total |
| U.S. federal | $ 466 | $ 102 | $ 568 | $ 605 | $ (139) | $ 466 | $ 943 | $ (277) | $ 666 |
| Non-U.S. | 259 | (121) | 138 | 244 | (71) | 173 | 240 | (22) | 218 |
| U.S. state | 3 | — | 3 | 15 | — | 15 | 24 | — | 24 |
| Total | $ 728 | $ (19) | $ 709 | $ 864 | $ (210) | $ 654 | $ 1,207 | $ (299) | $ 908 |

Applying the updated requirements in ASU 2023-09 on a prospective basis, the principal reconciling items from the U.S. statutory income tax rate to the effective tax rate (provision for income taxes as a percentage of income before income taxes) are as follows:

| | For Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | |
| U.S. statutory income tax rate | $ 1,199 | 21.0% |
| Foreign tax effects: | | |
| Malaysia: | | |
| Tax incentives | (127) | (2.2) |
| Other foreign jurisdictions | 16 | 0.3 |
| Effect of cross-border tax laws: | | |
| Foreign derived intangible income | (231) | (4.0) |
| Other | (30) | (0.6) |
| Tax credits: | | |
| R&D tax credit | (79) | (1.4) |
| Nontaxable or nondeductible items: | | |
| Stock compensation | (66) | (1.1) |
| Other | 9 | 0.1 |
| Other adjustments | 18 | 0.3 |
| Effective tax rate | $ 709 | 12.4% |

For the years ended December 31, 2024, and 2023, prior to the adoption of ASU 2023-09, the principal reconciling items from the U.S. statutory income tax rate to the effective tax rate are as follows:

| | For Years Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| U.S. statutory income tax rate | 21.0% | 21.0% |
| Foreign derived intangible income | (6.1) | (6.8) |
| Stock compensation | (2.1) | (1.0) |
| R&D tax credit | (2.0) | (1.3) |
| Changes in uncertain tax positions | 0.1 | — |
| Other | 1.1 | 0.3 |
| Effective tax rate | 12.0% | 12.2% |

The earnings represented by non-cash operating assets, such as fixed assets and inventory, will continue to be permanently reinvested outside the United States. Under current law, earnings of non-U.S. subsidiaries repatriated to the U.S. are not taxable. Consequently, no U.S. tax provision has been made for the future remittance of these earnings. However, withholding or distribution taxes in certain non-U.S. jurisdictions will be incurred upon repatriation of available cash to the United States. A provision has been made for deferred taxes on these undistributed earnings to the extent that repatriation of the available cash to the United States is expected to result in a tax liability. As of December 31, 2025, determination of any remaining unrecognized deferred taxes related to undistributed earnings is not practicable.

We have made an allowable policy election to account for the effects of GILTI as a component of income tax expense in the period in which the tax is incurred.

The primary components of deferred tax assets and liabilities are as follows:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Deferred tax assets: | | |
| Capitalized R&D | $ 1,019 | $ 1,076 |
| Accrued expenses | 315 | 297 |
| Deferred loss and tax credit carryforwards | 230 | 216 |
| Stock compensation | 226 | 186 |
| Inventories | 112 | 105 |
| Other | 31 | 40 |
| Total deferred tax assets, before valuation allowance | 1,933 | 1,920 |
| Valuation allowance | (230) | (212) |
| Total deferred tax assets, after valuation allowance | 1,703 | 1,708 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | (443) | (441) |
| CHIPS Act incentives | (299) | (336) |
| International earnings | (35) | (33) |
| Other | (25) | (15) |
| Total deferred tax liabilities | (802) | (825) |
| Net deferred tax asset | $ 901 | $ 883 |

The deferred tax assets and liabilities based on tax jurisdictions are presented on our Consolidated Balance Sheets as follows:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Deferred tax assets | $ 967 | $ 936 |
| Deferred tax liabilities | (66) | (53) |
| Net deferred tax asset | $ 901 | $ 883 |

We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. This assessment is based on our evaluation of relevant criteria, including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and expectations for future taxable income. Valuation allowances increased $18 million, $14 million and $9 million in 2025, 2024 and 2023, respectively. These changes had no impact to net income in 2025, 2024 or 2023.

As of December 31, 2025, tax loss carryforwards were not material.

Applying the updated requirements in ASU 2023-09 on a prospective basis, cash payments made for income taxes, net of refunds, are as follows:

| | For Year Ended December 31, |
| --- | --- |
| | 2025 |
| U.S. federal taxes | $ 253 |
| U.S. state taxes | 6 |
| Foreign taxes: | |
|   Taiwan | 72 |
|   Germany | 51 |
|   Other foreign jurisdictions | 174 |
| Total cash taxes paid | 556 |
|   ITC proceeds from CHIPS Act incentives | (260) |
| Total cash taxes paid, net of refunds | $ 296 |
| | |
| Total cash taxes paid, net of refunds | $ 296 |
|   ITC used to reduce income taxes payable | 335 |
|   ITC proceeds from CHIPS Act incentives | 260 |
| Total cash taxes paid without CHIPS Act incentives | $ 891 |

Cash payments made for income taxes, net of refunds, were $451 million and $1.35 billion in 2024 and 2023, respectively. In 2024, the total cash benefit related to the CHIPS Act ITC was $588 million, which was used to reduce our income taxes payable.

*Uncertain tax positions*

We operate in a number of tax jurisdictions, and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. Before any benefit can be recorded in our financial statements, we must determine that it is "more likely than not" that a tax position will be sustained by the appropriate tax authorities. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E.

The changes in the total amounts of uncertain tax positions are as follows:

| | 2025 | 2024 | 2023 |
| --- | --- | --- | --- |
| Balance, January 1 | $ 85 | $ 82 | $ 82 |
| Additions based on tax positions related to the current year | 2 | 3 | 3 |
| Additions for tax positions of prior years | — | — | — |
| Reductions for tax positions of prior years | — | — | (3) |
| Balance, December 31 | $ 87 | $ 85 | $ 82 |
| | | | |
| Interest income (expense) recognized in the year ended December 31 | $ 9 | $ (5) | $ (9) |
| | | | |
| Interest payable as of December 31 | $ 22 | $ 15 | $ 10 |

The liability for uncertain tax positions is a component of other long-term liabilities on our Consolidated Balance Sheets.

All of the $87 million and $85 million liabilities for uncertain tax positions as of December 31, 2025 and 2024, respectively, are comprised of positions that, if recognized, would lower the effective tax rate. If these liabilities are ultimately realized, no existing deferred tax assets in 2025 or 2024 would also be realized.

As of December 31, 2025, the statute of limitations remains open for U.S. federal tax returns for 2018 and following years. Certain tax treaty procedures for relief from double taxation remain pending for U.S. federal tax returns for the years 2018 through 2022.

In non-U.S. jurisdictions, the years open to audit represent the years still open under the statute of limitations. With respect to major jurisdictions outside the United States, our subsidiaries are no longer subject to income tax audits for years before 2016.

## 5. Financial instruments and risk concentration

*Financial instruments*

We hold derivative financial instruments such as forward foreign currency exchange contracts, the fair value of which was not material as of December 31, 2025. Our forward foreign currency exchange contracts outstanding as of December 31, 2025, had a notional value of $675 million to hedge our non-U.S. dollar net balance sheet exposures, including $174 million to sell Malaysian ringgit, $169 million to buy Indian rupee and $107 million to sell British pounds.

Our investments in cash equivalents, short-term investments and certain long-term investments, as well as our deferred compensation liabilities, are carried at fair value. Our postretirement plan assets are carried at fair value or net asset value per share. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. As of December 31, 2025, the carrying value of long-term debt, including the current portion, was $14.05 billion, and the estimated fair value was $13.24 billion. The estimated fair value is measured using broker-dealer quotes, which are Level 2 inputs. See Note 6 for a description of fair value and the definition of Level 2 inputs.

*Risk concentration*

We are subject to counterparty risks from financial institutions, customers and issuers of debt securities. Financial instruments that could subject us to concentrations of credit risk are primarily cash deposits, cash equivalents, short-term investments and accounts receivable. To manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on cash deposits and financial derivative contracts to financial institutions with investment-grade ratings.

Concentrations of credit risk with respect to accounts receivable are limited due to our large number of customers and their dispersion across different industries and geographic areas. We maintain allowances for expected returns, disputes, adjustments, incentives and credit losses. These allowances are deducted from accounts receivable on our Consolidated Balance Sheets.

Accounts receivable allowances changed to reflect amounts charged to operating results by $1 million, $5 million and $3 million in 2025, 2024 and 2023, respectively.

## 6. Valuation of debt and equity investments and certain liabilities

*Investments measured at fair value*

Money market funds, debt investments and mutual funds are stated at fair value, which is generally based on market prices or broker quotes. We classify all debt investments as available-for-sale. See *Fair-value considerations.* Unrealized gains and losses are recorded as an increase or decrease, net of taxes, in AOCI on our Consolidated Balance Sheets, and any credit losses are recorded as an allowance for credit losses with an offset recognized in OI&E in our Consolidated Statements of Income.

Our mutual funds hold a variety of debt and equity investments intended to generate returns that offset changes in certain deferred compensation liabilities. We record changes in the fair value of these mutual funds and the related deferred compensation liabilities in SG&A.

*Other investments*

Our other investments include equity-method investments and nonmarketable investments, which are not measured at fair value. These investments consist of interests in venture capital funds and other nonmarketable securities. Gains and losses from equity-method investments are recognized in OI&E based on our ownership share of the investee's financial results. Nonmarketable securities are measured at cost with adjustments for observable changes in price or impairments. Gains and losses on nonmarketable investments are recognized in OI&E.

Details of our investments are as follows:

| | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Cash and Cash Equivalents | Short-Term Investments | Long-Term Investments | Cash and Cash Equivalents | Short-Term Investments | Long-Term Investments |
| **Measured at fair value:** | | | | | | |
| Money market funds | $ 844 | $ — | $ — | $ 762 | $ — | $ — |
| Corporate obligations | 517 | 522 | — | 694 | 796 | — |
| U.S. government and agency securities | 1,296 | 1,035 | — | 752 | 3,485 | — |
| Non-U.S. government and agency securities | 184 | 99 | — | 249 | 99 | — |
| Mutual funds | — | — | 11 | — | — | 11 |
| Total | 2,841 | 1,656 | 11 | 2,457 | 4,380 | 11 |
| **Other investments** | — | — | 5 | — | — | 12 |
| **Cash on hand** | 384 | — | — | 743 | — | — |
| Total | $ 3,225 | $ 1,656 | $ 16 | $ 3,200 | $ 4,380 | $ 23 |

As of December 31, 2025 and 2024, unrealized gains and losses associated with our debt investments were not material. We did not recognize any credit losses related to debt investments in 2025, 2024 or 2023.

The following table presents the aggregate maturities of our debt investments as of December 31, 2025:

| | Fair Value |
|---|---|
| One year or less | $ 3,232 |
| One to two years | 421 |

In 2025, 2024 and 2023, the proceeds from sales, redemptions and maturities of short-term debt investments were $6.31 billion, $11.19 billion and $13.39 billion, respectively. Gross realized gains and losses from these sales were not material.

*Fair-value considerations*

We measure and report certain financial assets and liabilities at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The three-level hierarchy described below indicates the inputs used to estimate fair-value measurements.

- *Level 1* – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the measurement date.

- *Level 2* – Uses inputs other than Level 1 that are either directly or indirectly observable as of the measurement date through correlation with market data. Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active and models or other pricing methodologies that do not require significant judgment. We utilize a third-party data service to provide Level 2 valuations, and we verify these valuations for reasonableness.

- *Level 3* – Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. As of December 31, 2025 and 2024, we had no Level 3 assets or liabilities.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

| | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Total | Level 1 | Level 2 | Total |
| **Assets:** | | | | | | |
| Money market funds | $ 844 | $ — | $ 844 | $ 762 | $ — | $ 762 |
| Corporate obligations | — | 1,039 | 1,039 | — | 1,490 | 1,490 |
| U.S. government and agency securities | 1,932 | 399 | 2,331 | 2,591 | 1,646 | 4,237 |
| Non-U.S. government and agency securities | — | 283 | 283 | — | 348 | 348 |
| Mutual funds | 11 | — | 11 | 11 | — | 11 |
| Total assets | $ 2,787 | $ 1,721 | $ 4,508 | $ 3,364 | $ 3,484 | $ 6,848 |
| | | | | | | |
| **Liabilities:** | | | | | | |
| Deferred compensation | $ 492 | $ — | $ 492 | $ 443 | $ — | $ 443 |
| Total liabilities | $ 492 | $ — | $ 492 | $ 443 | $ — | $ 443 |

## 7. Postretirement benefit plans

*Plan descriptions*

We have various employee retirement plans, including defined contribution, defined benefit and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements.

*U.S. retirement plans*
Our principal retirement plans in the United States are a defined contribution plan, an enhanced defined contribution plan and qualified and non-qualified defined benefit pension plans. The defined benefit plans were closed to new participants in 1997. Current participants were allowed to make a one-time election to continue accruing a benefit in the plans or to cease accruing a benefit and instead to participate in the enhanced defined contribution plan.

Both defined contribution plans offer an employer-matching savings option that allows employees to make pretax and post-tax contributions to various investment choices. Employees who elected to continue accruing a benefit in the qualified defined benefit pension plans may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2% of the employee's annual eligible earnings. Employees who elected not to continue accruing a benefit in the defined benefit pension plans and employees hired after November 1997 and through December 31, 2003, may participate in the enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2% of the employee's annual eligible earnings, plus an employer-matching contribution of up to 4% of the employee's annual eligible earnings. Employees hired after December 31, 2003, do not receive the fixed employer contribution of 2% of the employee's annual eligible earnings.

As of December 31, 2025 and 2024, as a result of employees' elections, TI's U.S. defined contribution plans held TI common stock totaling 4 million shares and 5 million shares valued at $699 million and $852 million, respectively. Dividends paid on these shares in 2025 and 2024 were $24 million and $26 million, respectively. Effective April 1, 2016, the TI common stock fund was frozen to new contributions or transfers into the fund.

Our aggregate expense for the U.S. defined contribution plans was $74 million, $76 million and $75 million in 2025, 2024 and 2023, respectively.

The defined benefit pension plans include employees still accruing benefits, as well as employees and participants who no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan. Benefits under the qualified defined benefit pension plan are determined using a formula based on years of service and the highest five consecutive years of compensation. We intend to contribute amounts to this plan to meet the minimum funding requirements of applicable local laws and regulations, plus such additional amounts as we deem appropriate. The non-qualified defined benefit plans are unfunded and closed to new participants.

*U.S. retiree health care benefit plan*
U.S. employees who meet eligibility requirements are offered medical coverage during retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee's date of hire, date of retirement, years of service and eligibility for Medicare benefits.The remaining costs are paid by the plan's participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

*Non-U.S. retirement plans*
We provide retirement coverage for non-U.S. employees, as required by local laws or to the extent we deem appropriate, through a number of defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

As of December 31, 2025 and 2024, as a result of employees' elections, TI's non-U.S. defined contribution plans held TI common stock valued at $32 million and $34 million, respectively. Dividends paid on these shares of TI common stock in 2025 and 2024 were not material.

*Effects on our Consolidated Statements of Income and Balance Sheets*

Expenses related to defined benefit and retiree health care benefit plans are as follows:

| | U.S. Defined Benefit | | | U.S. Retiree Health Care | | | Non-U.S. Defined Benefit | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| Service cost | $ 7 | $ 7 | $ 8 | $ 1 | $ 1 | $ 2 | $ 15 | $ 16 | $ 16 |
| Interest cost | 25 | 25 | 28 | 13 | 13 | 15 | 60 | 55 | 57 |
| Expected return on plan assets | (18) | (23) | (23) | (12) | (16) | (19) | (73) | (77) | (63) |
| Amortization of prior service cost (credit) | — | — | — | — | — | — | 1 | 1 | 1 |
| Recognized net actuarial losses (gains) | 8 | 4 | 6 | (1) | (3) | (5) | 4 | 11 | 12 |
| Net periodic benefit costs (credits) | 22 | 13 | 19 | 1 | (5) | (7) | 7 | 6 | 23 |
| Settlement losses (gains) | 8 | 1 | 7 | — | — | — | (1) | — | — |
| Total, including other postretirement losses (gains) | $ 30 | $ 14 | $ 26 | $ 1 | $ (5) | $ (7) | $ 6 | $ 6 | $ 23 |

All defined benefit and retiree health care benefit plan expense components other than service cost are recognized in OI&E in our Consolidated Statements of Income. Service cost is recognized within operating profit.

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets is the fair value adjusted by phasing in certain gains and losses over a period of three years.

Changes in the benefit obligations and plan assets for defined benefit and retiree health care benefit plans are as follows:

| | U.S. Defined Benefit | | U.S. Retiree Health Care | | Non-U.S. Defined Benefit | |
|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 |
| **Change in plan benefit obligation** | | | | | | |
| Benefit obligation at beginning of year: | $ 493 | $ 505 | $ 234 | $ 258 | **$1,522** | $1,732 |
| Service cost | 7 | 7 | 1 | 1 | 15 | 16 |
| Interest cost | 25 | 25 | 13 | 13 | 60 | 55 |
| Participant contributions | — | — | 14 | 13 | 1 | 1 |
| Benefits paid | (14) | (36) | (42) | (39) | (87) | (83) |
| Settlements | (58) | (2) | — | — | (8) | (6) |
| Actuarial loss (gain) | 4 | (6) | 6 | (12) | (101) | (106) |
| Plan amendments | — | — | — | — | 23 | — |
| Effects of exchange rate changes | — | — | — | — | 109 | (87) |
| Benefit obligation at end of year | $ 457 | $ 493 | $ 226 | $ 234 | **$1,534** | $1,522 |
| | | | | | | |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets at beginning of year: | $ 400 | $ 418 | $ 248 | $ 264 | **$1,708** | $1,866 |
| Actual return on plan assets | 39 | 18 | 21 | 9 | 43 | 27 |
| Employer contributions (qualified plans) | 6 | — | 2 | 1 | 2 | 2 |
| Employer contributions (non-qualified plans) | 8 | 2 | — | — | — | — |
| Participant contributions | — | — | 14 | 13 | 1 | 1 |
| Benefits paid | (14) | (36) | (42) | (39) | (87) | (83) |
| Settlements | (58) | (2) | — | — | (8) | (6) |
| Effects of exchange rate changes | — | — | — | — | 120 | (99) |
| Fair value of plan assets at end of year | $ 381 | $ 400 | $ 243 | $ 248 | **$1,779** | $1,708 |
| | | | | | | |
| Funded status at end of year | $ (76) | $ (93) | $ 17 | $ 14 | $ 245 | $ 186 |

Changes in actuarial gains and losses in the projected benefit obligations are generally driven by discount rate movement.

Amounts recognized on our Consolidated Balance Sheets as of December 31, are as follows:

| | U.S. Defined Benefit | | U.S. Retiree Health Care | | Non-U.S. Defined Benefit | | Total | |
|---|---|---|---|---|---|---|---|---|
| **2025** | | | | | | | | |
| **Overfunded retirement plans** | $ | **—** | $ | **19** | $ | **305** | $ | **324** |
| **Accrued expenses and other liabilities & other long-term liabilities** | | **(5)** | | **—** | | **(9)** | | **(14)** |
| **Underfunded retirement plans** | | **(71)** | | **(2)** | | **(51)** | | **(124)** |
| **Funded status at end of 2025** | $ | **(76)** | $ | **17** | $ | **245** | $ | **186** |
| | | | | | | | | |
| 2024 | | | | | | | | |
| Overfunded retirement plans | $ | — | $ | 16 | $ | 217 | $ | 233 |
| Accrued expenses and other liabilities & other long-term liabilities | | (10) | | — | | (6) | | (16) |
| Underfunded retirement plans | | (83) | | (2) | | (25) | | (110) |
| Funded status at end of 2024 | $ | (93) | $ | 14 | $ | 186 | $ | 107 |

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute about $25 million to our retirement benefit plans in 2026.

Accumulated benefit obligations, which are generally less than the projected benefit obligations as they exclude the impact of future salary increases, were $440 million and $470 million as of December 31, 2025 and 2024, respectively, for the U.S. defined benefit plans, and $1.47 billion in both periods for the non-U.S. defined benefit plans.

The change in AOCI is as follows:

| | U.S. Defined Benefit | | U.S. Retiree Health Care | Non-U.S. Defined Benefit | | Total | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Net Actuarial Loss | Prior Service Cost | Net Actuarial Gain | Net Actuarial Loss | Prior Service Cost | Net Actuarial Loss | Prior Service Cost |
| AOCI balance, net of taxes, December 31, 2024 | $ 57 | $ — | $ (26) | $ 113 | $ (1) | $ 144 | $ (1) |
| **Changes in AOCI by category:** | | | | | | | |
| Adjustments | (17) | — | (3) | (59) | 24 | (79) | 24 |
| Recognized within net income | (16) | — | 1 | (3) | (1) | (18) | (1) |
| Tax effect | 7 | — | 1 | 16 | (6) | 24 | (6) |
| Total change to AOCI | (26) | — | (1) | (46) | 17 | (73) | 17 |
| **AOCI balance, net of taxes, December 31, 2025** | $ 31 | $ — | $ (27) | $ 67 | $ 16 | $ 71 | $ 16 |

*Information on plan assets*

We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value. The tables below set forth the fair value of our plan assets using the same three-level hierarchy of fair-value inputs described in Note 6.

| | December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Other (a) | Total |
| **Assets of U.S. defined benefit plan:** | | | | |
| Fixed income securities and cash equivalents | $ 72 | $ 62 | $ 96 | $ 230 |
| Equity securities | — | — | 151 | 151 |
| Total | $ 72 | $ 62 | $ 247 | $ 381 |
| | | | | |
| **Assets of U.S. retiree health care plan:** | | | | |
| Fixed income securities and cash equivalents | $ — | $ — | $ 243 | $ 243 |
| Total | $ — | $ — | $ 243 | $ 243 |
| | | | | |
| **Assets of non-U.S. defined benefit plans:** | | | | |
| Fixed income securities and cash equivalents | $ 12 | $ 474 | $ 885 | $ 1,371 |
| Equity securities | 30 | 1 | 377 | 408 |
| Total | $ 42 | $ 475 | $ 1,262 | $ 1,779 |

(a) Consists of bond index and equity index funds, measured at net asset value per share, as well as cash equivalents.

| | December 31, 2024 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Other (a) | Total |
| **Assets of U.S. defined benefit plan:** | | | | |
| Fixed income securities and cash equivalents | $ 92 | $ 51 | $ 101 | $ 244 |
| Equity securities | — | — | 156 | 156 |
| Total | $ 92 | $ 51 | $ 257 | $ 400 |
| | | | | |
| **Assets of U.S. retiree health care plan:** | | | | |
| Fixed income securities and cash equivalents | $ 2 | $ — | $ 196 | $ 198 |
| Equity securities | — | — | 50 | 50 |
| Total | $ 2 | $ — | $ 246 | $ 248 |
| | | | | |
| **Assets of non-U.S. defined benefit plans:** | | | | |
| Fixed income securities and cash equivalents | $ 15 | $ 475 | $ 820 | $ 1,310 |
| Equity securities | 27 | 1 | 370 | 398 |
| Total | $ 42 | $ 476 | $ 1,190 | $ 1,708 |

(a)    Consists of bond index and equity index funds, measured at net asset value per share, as well as cash equivalents.

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Our investment policy is designed to better match the interest rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility.

*Assumptions and investment policies*

| | U.S. Defined Benefit | | U.S. Retiree Health Care | | Non-U.S. Defined Benefit | |
|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 |
| **Weighted average assumptions used to determine benefit obligations:** | | | | | | |
| Discount rate | **5.21%** | 5.55% | **5.43%** | 5.65% | **4.40%** | 3.76% |
| Long-term pay progression | **3.00%** | 3.00% | **n/a** | n/a | **3.19%** | 3.14% |
| | | | | | | |
| **Weighted average assumptions used to determine net periodic benefit cost:** | | | | | | |
| Discount rate | **5.45%** | 5.21% | **5.65%** | 5.17% | **3.76%** | 3.28% |
| Long-term rate of return on plan assets | **5.30%** | 6.10% | **5.10%** | 6.00% | **4.08%** | 4.28% |
| Long-term pay progression | **3.00%** | 3.00% | **n/a** | n/a | **3.14%** | 3.12% |

We utilize a variety of methods to select an appropriate discount rate depending on the depth of the corporate bond market in the country in which the benefit plan operates. In the United States, we use a settlement approach whereby a portfolio of bonds is selected from the universe of actively traded high-quality U.S. corporate bonds. The selected portfolio is designed to simulate a portfolio that would provide cash flows sufficient to pay the plan's expected benefit payments when due. The resulting discount rate reflects the rate of return of the selected portfolio of bonds. For our non-U.S. locations with a sufficient number of actively traded high-quality bonds, an analysis is performed in which the projected cash flows from the defined benefit plans are discounted against a yield curve constructed with an appropriate universe of high-quality corporate bonds available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. For countries that lack a sufficient corporate bond market, a government bond index is used to establish the discount rate.

Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. We adjust the results for the payment of reasonable expenses of the plan from plan assets. We believe our assumptions are appropriate based on the investment mix and long-term nature of the plans' investments. Assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

The target allocation ranges for the plans that hold a substantial majority of the defined benefit assets are as follows:

| | U.S. Defined Benefit | U.S. Retiree Health Care | Non-U.S. Defined Benefit |
|---|---|---|---|
| Fixed income securities and cash equivalents | 60% – 75% | 85% – 100% | 60% – 100% |
| Equity securities | 25% – 40% | 0% – 15% | 0% – 40% |

We rebalance the plans' investments when they are outside the target allocation ranges.

Weighted average asset allocations as of December 31 are as follows:

| | U.S. Defined Benefit | | U.S. Retiree Health Care | | Non-U.S. Defined Benefit | |
|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 | 2025 | 2024 |
| Fixed income securities and cash equivalents | 60% | 61% | 100% | 80% | 77% | 77% |
| Equity securities | 40% | 39% | 0% | 20% | 23% | 23% |

None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock.

The following assumed future benefit payments to plan participants in the next 10 years are used to measure our benefit obligations. Almost all of the payments, which may vary significantly from these assumptions, will be made from plan assets and not from company assets.

| | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 – 2035 |
|---|---|---|---|---|---|---|
| U.S. Defined Benefit | $ 79 | $ 78 | $ 60 | $ 53 | $ 47 | $ 165 |
| U.S. Retiree Health Care | 24 | 22 | 21 | 20 | 20 | 88 |
| Non-U.S. Defined Benefit | 95 | 96 | 98 | 100 | 101 | 526 |

Assumed health care cost trend rates for the U.S. retiree health care benefit plan as of December 31 are as follows:

| | 2025 | 2024 |
|---|---|---|
| Assumed health care cost trend rate for next year | 8.00% | 7.00% |
| Ultimate trend rate | 6.00% | 5.00% |
| Year in which ultimate trend rate is reached | 2034 | 2033 |

*Deferred compensation plans*

We have deferred compensation plans that allow U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under these plans are made based on the participant's distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans.

As of December 31, 2025, our liability to participants of the deferred compensation plans was $492 million and is recorded in other long-term liabilities on our Consolidated Balance Sheets. This amount reflects the accumulated participant deferrals and related earnings. We utilize total return swaps and investments in mutual funds that serve as economic hedges of our exposure to changes in the fair value of these liabilities. We record changes in the fair value of the liability and the related total return swaps and mutual funds in SG&A, as discussed in Note 6. As of December 31, 2025, we held $11 million in mutual funds related to these plans that are recorded in long-term investments on our Consolidated Balance Sheets.

8. <u>Debt and lines of credit</u>

*Short-term borrowings*

We maintain a line of credit to provide additional liquidity through bank loans and, if necessary, to support commercial paper borrowings. As of December 31, 2025, the aforementioned line of credit was a variable-rate, revolving credit facility from a consortium of investment-grade banks that allows us to borrow up to $1 billion until March 2026. The interest rate on borrowings under this credit facility, if drawn, is indexed to the applicable Term Secured Overnight Financing Rate (Term SOFR). As of December 31, 2025, our credit facility was undrawn, and we had no commercial paper outstanding.

*Long-term debt*

In March 2025, we retired $750 million of maturing debt.

In May 2025, we issued two series of senior unsecured notes for an aggregate principal amount of $1.20 billion, consisting of $550 million of 4.50% notes due in 2030 and $650 million of 5.10% notes due in 2035. We incurred $6 million of issuance and other related costs. The proceeds of the offering were $1.20 billion, net of the original issuance discounts, which will be used for general corporate purposes.

In February 2024, we issued five series of senior unsecured notes for an aggregate principal amount of $3.00 billion, consisting of $650 million of 4.60% notes due in 2027, $650 million of 4.60% notes due in 2029, $600 million of 4.85% notes due in 2034, $750 million of 5.15% notes due in 2054 and $350 million of 5.05% notes due in 2063. We incurred $16 million of issuance and other related costs. The proceeds of the offering were $2.98 billion, net of the original issuance discounts, which will be used for general corporate purposes.

We retired $300 million of maturing debt in May 2024 and an additional $300 million in November 2024.

In March 2023, we issued two series of senior unsecured notes for an aggregate principal amount of $1.40 billion, consisting of $750 million of 4.90% notes due in 2033 and $650 million of 5.00% notes due in 2053. We incurred $11 million of issuance and other related costs. The proceeds of the offering were $1.40 billion, net of the original issuance discounts, which will be used for general corporate purposes.

In May 2023, we issued three series of senior unsecured notes for an aggregate principal amount of $1.60 billion, consisting of $200 million of 4.60% notes due in 2028, $200 million of 4.90% notes due in 2033 and $1.20 billion of 5.05% notes due in 2063. We incurred $7 million of issuance and other related costs. The proceeds of the offering were $1.60 billion, net of the original issuance discounts and premiums, which will be used for general corporate purposes.

In May 2023, we retired $500 million of maturing debt.

Long-term debt outstanding is as follows:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Notes due 2025 at 1.375% | $ — | $ 750 |
| Notes due 2026 at 1.125% | 500 | 500 |
| Notes due 2027 at 4.60% | 650 | 650 |
| Notes due 2027 at 2.90% | 500 | 500 |
| Notes due 2028 at 4.60% | 700 | 700 |
| Notes due 2029 at 4.60% | 650 | 650 |
| Notes due 2029 at 2.25% | 750 | 750 |
| Notes due 2030 at 1.75% | 750 | 750 |
| Notes due 2030 at 4.50% | 550 | — |
| Notes due 2031 at 1.90% | 500 | 500 |
| Notes due 2032 at 3.65% | 400 | 400 |
| Notes due 2033 at 4.90% | 950 | 950 |
| Notes due 2034 at 4.85% | 600 | 600 |
| Notes due 2035 at 5.10% | 650 | — |
| Notes due 2039 at 3.875% | 750 | 750 |
| Notes due 2048 at 4.15% | 1,500 | 1,500 |
| Notes due 2051 at 2.70% | 500 | 500 |
| Notes due 2052 at 4.10% | 300 | 300 |
| Notes due 2053 at 5.00% | 650 | 650 |
| Notes due 2054 at 5.15% | 750 | 750 |
| Notes due 2063 at 5.05% | 1,550 | 1,550 |
| Total debt | 14,150 | 13,700 |
| Net unamortized discounts, premiums and issuance costs | (102) | (104) |
| Total debt, including net unamortized discounts, premiums and issuance costs | 14,048 | 13,596 |
| Current portion of long-term debt | (500) | (750) |
| Long-term debt | $ 13,548 | $ 12,846 |

Interest and debt expense was $543 million, $508 million and $353 million in 2025, 2024 and 2023, respectively. This was net of the amortized discounts, premiums and issuance and other related costs. Cash payments for interest on long-term debt were $542 million, $473 million and $321 million in 2025, 2024 and 2023, respectively. Capitalized interest was $12 million, $20 million and $11 million in 2025, 2024 and 2023, respectively.

## 9. Leases

We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include renewal provisions and require us to pay real estate taxes, insurance and maintenance costs.

Our leases are included as a component of the following balance sheet lines:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Other long-term assets | $ 729 | $ 786 |
| | | |
| Accrued expenses and other liabilities | $ 119 | $ 118 |
| Other long-term liabilities | 612 | 663 |

Details of our operating leases are as follows:

| | For Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Lease cost related to lease liabilities | $ **102** | $ 85 | $ 73 |
| Variable lease cost | **60** | 64 | 54 |
| | | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
| Operating cash flows for lease cost | $ **80** | $ 65 | $ 65 |
| | | | |
| Lease assets obtained in exchange for new lease liabilities | $ **26** | $ 241 | $ 285 |

As of December 31, 2025, we had committed to make the following minimum payments under our noncancelable operating leases:

| | **2026** | **2027** | **2028** | **2029** | **2030** | **Thereafter** | **Total** |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Lease payments | $ 122 | $ 110 | $ 97 | $ 85 | $ 82 | $ 424 | $ 920 |
| Imputed lease interest | | | | | | | (189) |
| Total lease liabilities | | | | | | | $ 731 |

The weighted average remaining lease term was 10.1 years and 10.8 years as of December 31, 2025 and 2024, respectively. The weighted average discount rate was 4.60% and 4.53% as of December 31, 2025 and 2024, respectively.

## 10. Commitments and contingencies

*Purchase commitments*

Our purchase commitments include payments for software licenses and contractual arrangements with suppliers when there is a fixed, noncancelable payment schedule or when minimum payments are due with a reduced delivery schedule.

As of December 31, 2025, we had committed to make the following minimum payments under our purchase commitments:

| | **2026** | **2027** | **2028** | **2029** | **2030** | **Thereafter** | **Total** |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Purchase commitments | $ 440 | $ 442 | $ 291 | $ 151 | $ 48 | $ 70 | $ 1,442 |

*Indemnification guarantees*

We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate any future liabilities that may result.

*Warranty costs/product liabilities*

Our stated warranties for semiconductor products obligate us to repair, replace or credit the purchase price of a covered product back to the buyer. Product claim consideration may exceed the price of our products. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our consolidated financial statements. We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability.

*General*

We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our consolidated financial statements.

## 11. Supplemental financial information

*Restructuring charges/other*

Restructuring charges/other are included in Other for segment reporting purposes and are comprised of the following components:

| | For Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Restructuring charges (a) | $ 85 | $ 8 | $ — |
| Goodwill impairment | 32 | — | — |
| Gains on sales of assets | — | (132) | — |
| Restructuring charges/other | $ 117 | $ (124) | $ — |

(a)   Includes severance, benefits and other exit costs related to efforts to drive operational efficiencies to support our long-term strategy, including the planned closures of our two remaining factories with 150mm production.

*Other income (expense), net (OI&E)*

| | For Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Other income (a) | $ 258 | $ 529 | $ 474 |
| Other expense (b) | (28) | (33) | (34) |
| Total | $ 230 | $ 496 | $ 440 |

(a)   Includes interest, royalty, lease and tax interest income.

(b)   Includes a portion of pension and other retiree benefit costs, lease expense, currency gains and losses and miscellaneous items.

*Prepaid expenses and other current assets*

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| CHIPS Act incentives | $ 1,709 | $ 904 |
| Other | 393 | 296 |
| Total | $ 2,102 | $ 1,200 |

*Property, plant and equipment at cost*

| | Depreciable Lives (Years) | December 31, | |
|---|---|---|---|
| | | 2025 | 2024 |
| Land | | $ 162 | $ 113 |
| Buildings and improvements | Up to 40 | 6,830 | 6,424 |
| Machinery and equipment | 5 – 10 | 10,690 | 8,717 |
| Total | | $ 17,682 | $ 15,254 |

*Goodwill*

Goodwill by segment as of December 31, 2025 and 2024, is as follows:

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Analog | $ 4,158 | $ 4,158 |
| Embedded Processing | 172 | 172 |
| Other | — | 32 |
| Total | $ 4,330 | $ 4,362 |

In 2025, we recognized goodwill impairment of $32 million due to a decline in the expected present value of future cash flows from certain products in Other. In 2024 and 2023, we determined no impairment was indicated.

*Other long-term assets*

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| CHIPS Act incentives | $ 1,639 | $ 2,246 |
| Other | 1,017 | 1,102 |
| Total | $ 2,656 | $ 3,348 |

*Accrued expenses and other liabilities*

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Accrued capital-related expenditures | $ 300 | $ 352 |
| Other | 707 | 723 |
| Total | $ 1,007 | $ 1,075 |

*Accumulated other comprehensive income (loss), net of taxes (AOCI)*

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Postretirement benefit plans: | | |
| Net actuarial loss | $ (71) | $ (144) |
| Prior service cost (credit) | (16) | 1 |
| Unrealized gains on available-for-sale investments | 1 | 2 |
| Cash flow hedge derivative instruments | 1 | 1 |
| Total | $ (85) | $ (140) |

*Details on amounts reclassified out of accumulated other comprehensive income (loss), net of taxes, to net income*

Our Consolidated Statements of Comprehensive Income include items that have been recognized within net income in 2025, 2024 and 2023. The table below details where these transactions are recorded in our Consolidated Statements of Income.

| | For Years Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | 2023 | Impact to Related Statement of Income Lines |
| Net actuarial losses of defined benefit plans: | | | | |
| Recognized net actuarial loss and settlement losses (a) | $ 18 | $ 13 | $ 20 | Decrease to OI&E |
| Tax effect | (4) | (3) | (5) | Decrease to provision for income taxes |
| Recognized within net income, net of taxes | $ 14 | $ 10 | $ 15 | Decrease to net income |
| | | | | |
| Prior service cost (credit) of defined benefit plans: | | | | |
| Amortization of prior service cost (credit) (a) | $ 1 | $ 1 | $ 1 | Decrease (increase) to OI&E |
| Tax effect | — | — | — | (Decrease) increase to provision for income taxes |
| Recognized within net income, net of taxes | $ 1 | $ 1 | $ 1 | Decrease (increase) to net income |

(a) Detailed in Note 7

## 12. Subsequent event

*Acquisition of Silicon Labs*

As announced on February 4, 2026, we have entered into a definitive agreement to acquire Silicon Labs for $231.00 per share in an all-cash transaction, representing a total enterprise value of approximately $7.5 billion. Under the terms of the agreement, Silicon Labs stockholders will receive $231.00 in cash for each share of Silicon Labs common stock they hold at the time of closing, which is currently expected to close in the first half of 2027, subject to receipt of regulatory approvals and other customary closing conditions, including approval by Silicon Labs stockholders. We expect to fund the transaction with a combination of cash on hand and debt financing to be arranged prior to closing.

# Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Texas Instruments Incorporated

## Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 6, 2026, expressed an unqualified opinion thereon.

## Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

**Uncertain tax positions**

*Description of the matter*     As discussed in Note 4 to the consolidated financial statements, the Company operates in the United States and multiple international tax jurisdictions, and its income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company evaluates uncertain tax positions to determine whether, based on the technical merits, a tax position is more likely than not to be sustained upon examination by the taxing authorities. Auditing management's evaluation of whether an uncertain tax position is more likely than not to be sustained is complex and is based on interpretations of tax laws and legal rulings.

*How we addressed the matter in our audit*     We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for interpretation and application of tax laws and rulings used in evaluation of uncertain tax positions. To test the Company's assessment of the technical merits of tax positions, we performed audit procedures that included, among others, evaluating management's assumptions and analysis which detailed the basis and technical merits of the uncertain tax positions. We involved our tax professionals to assess the technical merits of the Company's tax positions and used our knowledge of relevant tax laws and experience with related taxing authorities. We also evaluated the adequacy of the Company's financial statement disclosures in Note 4 to the consolidated financial statements related to these tax matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1952.

Dallas, Texas
February 6, 2026

## ITEM 9. Changes in and disagreements with accountants on accounting and financial disclosure

Not applicable.

## ITEM 9A. Controls and procedures

### Disclosure controls and procedures

An evaluation as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that those disclosure controls and procedures were effective.

### Internal control over financial reporting

#### Report by management on internal control over financial reporting

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles. There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that occurred during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) in Internal Control − Integrated Framework. Based on our assessment, we believe that, as of December 31, 2025, our internal control over financial reporting is effective based on the COSO criteria.

TI's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Texas Instruments Incorporated

**Opinion on internal control over financial reporting**

We have audited Texas Instruments Incorporated's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Texas Instruments Incorporated (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated February 6, 2026, expressed an unqualified opinion thereon.

**Basis for opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report by management on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and limitations of internal control over financial reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
February 6, 2026

## ITEM 9B. Other information

Not applicable.

## ITEM 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

# PART III

## ITEM 10. Directors, executive officers and corporate governance

The information with respect to directors' names, ages, positions, term of office, periods of service and business experience, which is contained under the caption "Election of directors" in our proxy statement for the 2026 annual meeting of stockholders, is incorporated herein by reference to such proxy statement.

A list of our executive officers and their biographical information appears in Part I, Item 1 of this report.

The information with respect to Section 16(a) of the Securities Exchange Act of 1934 beneficial ownership reporting compliance contained under the caption "Delinquent Section 16(a) reports" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

### Code of ethics

We have adopted the Code of Ethics for TI Chief Executive Officer and Senior Finance Officers. A copy of the Code can be found on our website at www.ti.com/corporategovernance. We intend to satisfy the disclosure requirements of the SEC regarding amendments to, or waivers from, the Code by posting such information on the same website.

### Audit committee

The information contained under the caption "Committees of the board" with respect to the audit committee and the audit committee financial expert in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

### Insider trading policies and procedures

The information contained under the caption "Insider trading policies and procedures" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

## ITEM 11. Executive compensation

The information contained under the captions "Director compensation" and "Executive compensation" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement, provided that the Compensation Committee report shall not be deemed filed with this Form 10-K.

The information contained under the caption "Compensation committee interlocks and insider participation" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

## ITEM 12. Security ownership of certain beneficial owners and management and related stockholder matters

### Equity compensation plan information

The following table sets forth information about the company's equity compensation plans as of December 31, 2025.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 31,040,591 (a) | $ 151.34 (b) | 59,899,276 (c) |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 31,040,591 (d) | $ 151.34 | 59,899,276 |

(a) Includes shares of TI common stock to be issued under the Texas Instruments 2003 Director Compensation Plan, the Texas Instruments 2009 Director Compensation Plan, the TI Employees 2014 Stock Purchase Plan (the "2014 ESPP"), the Texas Instruments 2018 Director Compensation Plan (the "2018 Director Plan"), and the Texas Instruments 2024 Long-Term Incentive Plan (the "2024 LTIP") and its predecessor stockholder-approved plans.

(b) Restricted stock units and stock units credited to directors' deferred compensation accounts are settled in shares of TI common stock on a one-for-one basis. Accordingly, such units have been excluded for purposes of computing the weighted average exercise price.

(c) Shares of TI common stock available for future issuance under the 2024 LTIP, the 2014 ESPP and the 2018 Director Plan. 28,100,269 shares remain available for future issuance under the 2024 LTIP and 1,707,387 shares remain available for future issuance under the 2018 Director Plan. Under the 2024 LTIP and the 2018 Director Plan, awards may be granted in the form of restricted stock units, options or other stock-based awards such as restricted stock.

(d) Includes 24,776,209 shares for issuance upon exercise of outstanding grants of options, 5,987,019 shares for issuance upon vesting of outstanding grants of restricted stock units, 167,742 shares for issuance under the 2014 ESPP and 109,621 shares for issuance in settlement of directors' deferred compensation accounts.

### Security ownership of certain beneficial owners and management

The information that is contained under the captions "Security ownership of certain beneficial owners" and "Security ownership of directors and management" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

## ITEM 13. Certain relationships and related transactions, and director independence

The information contained under the captions "Related person transactions" and "Director independence" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

## ITEM 14. Principal accountant fees and services

The information with respect to principal accountant fees and services contained under the caption "Proposal to ratify appointment of independent registered public accounting firm" in our proxy statement for the 2026 annual meeting of stockholders is incorporated herein by reference to such proxy statement.

# PART IV

## ITEM 15. Exhibits, financial statement schedules

The financial statements are listed in the index included in Item 8, "Financial statements and supplementary data."

| Designation of Exhibit | Description of Exhibit | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File Number | Date of Filing | Exhibit Number | |
| 3(a) | Restated Certificate of Incorporation of the Registrant, dated April 18, 1985, as amended | 10-K | 001-3761 | February 24, 2015 | 3(a) | |
| 3(b) | By-Laws of the Registrant | 8-K | 001-3761 | February 6, 2026 | 3.1 | |
| 4(a) | Indenture | 8-K | 001-3761 | May 23, 2011 | 4.2 | |
| 4(b) | Officers' Certificate | 8-K | 001-3761 | November 3, 2017 | 4.1 | |
| 4(c) | Officers' Certificate | 8-K | 001-3761 | May 7, 2018 | 4.1 | |
| 4(d) | Officers' Certificate | 8-K | 001-3761 | June 8, 2018 | 4.1 | |
| 4(e) | Officers' Certificate | 8-K | 001-3761 | March 11, 2019 | 4.1 | |
| 4(f) | Officers' Certificate | 8-K | 001-3761 | September 4, 2019 | 4.1 | |
| 4(g) | Officers' Certificate | 8-K | 001-3761 | May 4, 2020 | 4.1 | |
| 4(h) | Officers' Certificate | 8-K | 001-3761 | September 15, 2021 | 4.1 | |
| 4(i) | Officers' Certificate | 8-K | 001-3761 | August 16, 2022 | 4.1 | |
| 4(j) | Officers' Certificate | 8-K | 001-3761 | November 18, 2022 | 4.1 | |
| 4(k) | Officers' Certificate | 8-K | 001-3761 | March 14, 2023 | 4.1 | |
| 4(l) | Officers' Certificate | 8-K | 001-3761 | May 18, 2023 | 4.1 | |
| 4(m) | Officers' Certificate | 8-K | 001-3761 | February 8, 2024 | 4.1 | |
| 4(n) | Officers' Certificate | 8-K | 001-3761 | May 23, 2025 | 4.1 | |
| 4(o) | Description of Securities | 10-K | 001-3761 | February 20, 2020 | 4(l) | |
| 10(a) | TI Deferred Compensation Plan, as amended * | 10-K | 001-3761 | February 24, 2016 | 10(a) | |
| 10(b) | TI Employees Non-Qualified Pension Plan, effective January 1, 2009, as amended * | 10-K | 001-3761 | February 24, 2016 | 10(b) | |
| 10(c) | TI Employees Non-Qualified Pension Plan II * | 10-K | 001-3761 | February 24, 2016 | 10(c) | |
| 10(d) | Texas Instruments Long-Term Incentive Plan, adopted April 15, 1993 * | 10-K | 001-3761 | February 24, 2012 | 10(c) | |
| 10(e) | Texas Instruments 2003 Director Compensation Plan as amended January 19, 2012 | 10-K | 001-3761 | February 24, 2015 | 10(j) | |
| 10(f) | Form of Non-Qualified Stock Option Agreement for Executive Officers under the Texas Instruments 2009 Long-Term Incentive Plan * | 10-K | 001-3761 | February 23, 2017 | 10(k) | |
| 10(g) | Form of Restricted Stock Unit Award Agreement for Executive Officers under the Texas Instruments 2009 Long-Term Incentive Plan * | 10-K | 001-3761 | February 23, 2017 | 10(l) | |
| 10(h) | Texas Instruments 2009 Long-Term Incentive Plan as amended April 21, 2016 * | DEF 14A | 001-3761 | March 9, 2016 | Appendix B | |

| Designation of Exhibit | Description of Exhibit | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File Number | Date of Filing | Exhibit Number | |
| 10(i) | Texas Instruments 2009 Director Compensation Plan as amended January 19, 2012 | 10-K | 001-3761 | February 23, 2017 | 10(n) | |
| 10(j) | Form of Non-Qualified Stock Option Award Agreement for Executive Officers effective as of January 18, 2024 * | 10-K | 001-3761 | February 2, 2024 | 10(k) | |
| 10(k) | Form of Restricted Stock Unit Award Agreement for Executive Officers effective as of January 18, 2024 * | 10-K | 001-3761 | February 2, 2024 | 10(l) | |
| 10(l) | Texas Instruments 2024 Long-Term Incentive Plan * | DEF 14A | 001-3761 | March 12, 2024 | Appendix A | |
| 10(m) | Texas Instruments 2018 Director Compensation Plan as amended April 25, 2024 | 10-Q | 001-3761 | July 24, 2024 | 10(a) | |
| 19 | Texas Instruments Incorporated Insider Trading Policy | 10-K | 001-3761 | February 14, 2025 | 19 | |
| 21 | List of Subsidiaries of the Registrant | | | | | X |
| 23 | Consent of Independent Registered Public Accounting Firm | | | | | X |
| 31(a) | Rule 13a-14(a)/15(d)-14(a) Certification of Chief Executive Officer | | | | | X |
| 31(b) | Rule 13a-14(a)/15(d)-14(a) Certification of Chief Financial Officer | | | | | X |
| 32(a) | Section 1350 Certification of Chief Executive Officer | | | | | X |
| 32(b) | Section 1350 Certification of Chief Financial Officer | | | | | X |
| 97 | Texas Instruments Incorporated Recoupment Policy | 10-K | 001-3761 | February 2, 2024 | 97 | |
| 101.ins | Instance Document | | | | | X |
| 101.sch | XBRL Taxonomy Schema | | | | | X |
| 101.cal | XBRL Taxonomy Calculation Linkbase | | | | | X |
| 101.def | XBRL Taxonomy Definitions Document | | | | | X |
| 101.lab | XBRL Taxonomy Labels Linkbase | | | | | X |
| 101.pre | XBRL Taxonomy Presentation Linkbase | | | | | X |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) | | | | | X |

\*    Management compensation plans and arrangements

# Notice regarding forward-looking statements

This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe TI's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of TI or our management:

- Economic, social and political conditions, and natural events in the countries in which we, our customers or our suppliers operate, including global trade policies;

- Our ability to compete in products and prices in an intensely competitive industry;

- Market demand for semiconductors, particularly in the industrial and automotive markets, and customer demand that differs from forecasts;

- Losses or curtailments of purchases from key customers or the timing and amount of customer inventory adjustments;

- Evolving cybersecurity and other threats relating to our information technology systems or those of our customers, suppliers and other third parties;

- Our ability to successfully implement and realize opportunities from strategic, business and organizational changes, or our ability to realize our expectations regarding the amount and timing of associated restructuring charges and cost savings;

- Our ability to develop, manufacture and market innovative products in a rapidly changing technological environment, our timely implementation of new manufacturing technologies and installation of manufacturing equipment, and our ability to realize expected returns on significant investments in manufacturing capacity;

- Availability and cost of key materials, utilities, manufacturing equipment, third-party manufacturing services and manufacturing technology;

- Our ability to retain, train and recruit skilled personnel and effectively manage key employee succession;

- Product liability, warranty or other claims relating to our products, software, manufacturing, delivery, services, design or communications, or recalls by our customers for a product containing one of our parts;

- Financial difficulties of our distributors or semiconductor distributors' promotion of competing product lines to our detriment; or disputes with current or former distributors;

- Our ability to maintain or improve profit margins, including our ability to utilize our manufacturing facilities at sufficient levels to cover our fixed operating costs, in an intensely competitive and cyclical industry and changing regulatory environment;

- Compliance with or changes in the complex laws, rules and regulations to which we are or may become subject, or actions of enforcement authorities, that restrict our ability to operate our business or subject us to fines, penalties or other legal liability;

- Changes in tax law and accounting standards that impact the tax rate applicable to us, the jurisdictions in which profits are determined to be earned and taxed, adverse resolution of tax audits, increases in tariff rates, and the ability to realize deferred tax assets;

- Our ability to maintain and enforce a strong intellectual property portfolio and maintain freedom of operation in all jurisdictions where we conduct business; or our exposure to infringement claims;

- Our ability to make principal and interest payments on our debt when due;

- Instability in the global credit and financial markets; and

- Impairments of our non-financial assets.

For a more detailed discussion of these factors, see the Risk factors discussion in Item 1A of this report. The forward-looking statements included in this report are made only as of the date of this report, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances. If we do update any forward-looking statement, you should not infer that we will make additional updates with respect to that statement or any other forward-looking statement.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEXAS INSTRUMENTS INCORPORATED

By:          /s/  Rafael R. Lizardi

**Rafael R. Lizardi,** Senior Vice President and
Chief Financial Officer


Date: February 6, 2026

Each person whose signature appears below constitutes and appoints each of Haviv Ilan, Rafael R. Lizardi, Julie Knecht and Katie Kane, or any of them, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities in connection with the annual report on Form 10-K of Texas Instruments Incorporated for the year ended December 31, 2025, to sign any and all amendments to the Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 6, 2026.

| /s/ Mark Blinn | /s/ Todd Bluedorn |
|---|---|
| **Mark Blinn,** Director | **Todd Bluedorn,** Director |
| /s/ Janet Clark | /s/ Carrie Cox |
| **Janet Clark,** Director | **Carrie Cox,** Director |
| /s/ Martin Craighead | /s/ Reginald DesRoches |
| **Martin Craighead,** Director | **Reginald DesRoches,** Director |
| /s/ Curtis Farmer | /s/ Jean Hobby |
| **Curtis Farmer,** Director | **Jean Hobby,** Director |
| /s/ Ronald Kirk | /s/ Pamela Patsley |
| **Ronald Kirk,** Director | **Pamela Patsley,** Director |
| /s/ Robert Sanchez | /s/ Haviv Ilan |
| **Robert Sanchez,** Director | **Haviv Ilan,** Director, Chairman of the Board, President and Chief Executive Officer |
| /s/ Rafael R. Lizardi | /s/ Julie Knecht |
| **Rafael R. Lizardi,** Senior Vice President and Chief Financial Officer | **Julie Knecht,** Vice President and Chief Accounting Officer |

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

## April 16, 2026



Dear Stockholder:

You are cordially invited to attend the 2026 annual meeting of stockholders on Thursday, April 16, 2026, on our property at 12500 TI Boulevard, Dallas, Texas, at 8:30 a.m. (Central time). If you plan to attend the annual meeting, please see "Attendance and instructions for the annual meeting." At the meeting we will consider and act upon the following matters:

- the election of directors for the next year,

- advisory approval of the company's executive compensation,

- ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2026,

- one stockholder proposal, if properly presented, and

- such other matters as may properly come before the meeting.

Stockholders of record at the close of business on February 23, 2026, are entitled to vote at the annual meeting.

**We urge you to vote your shares as promptly as possible by (i) accessing the voting website, (ii) calling the toll-free number or (iii) signing, dating and mailing the enclosed proxy.**

Sincerely,

**Katie Kane**
Senior Vice President, Secretary and General Counsel

Dallas, Texas
March 4, 2026

# TABLE OF CONTENTS

# PROXY STATEMENT – March 4, 2026

**EXECUTIVE OFFICES**
12500 TI BOULEVARD, DALLAS, TX 75243
MAILING ADDRESS: P.O. BOX 660199, MS 8658, DALLAS, TX 75266-0199

## Voting procedures, quorum and attendance requirements

TI's board of directors requests your proxy for the annual meeting of stockholders on April 16, 2026. If you sign and return the enclosed proxy or vote by telephone or on the internet, you authorize the persons named in the proxy to represent you and vote your shares for the purposes mentioned in the notice of annual meeting. This proxy statement and related proxy are being distributed on or about March 4, 2026. If you come to the meeting, you can vote in person. If you do not come to the meeting, your shares can be voted only if you have returned a properly signed proxy or followed the telephone or internet voting instructions, which can be found on the enclosed proxy. If you sign and return your proxy but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the board of directors. You can revoke your authorization at any time before the shares are voted at the meeting.

A quorum of stockholders is necessary to hold a valid meeting. If at least a majority of the shares of TI common stock issued and outstanding and entitled to vote are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes are counted as present for purposes of establishing a quorum. Broker non-votes occur when a beneficial owner who holds company stock through a broker does not provide the broker with voting instructions as to any matter on which the broker is not permitted to exercise its discretion and vote without specific instruction.

Shown below is a list of the matters to be considered at the meeting (each of which is discussed elsewhere in this proxy statement) and the vote required for election or approval, as the case may be.

| Matter | Required Vote for Election or Approval | Impact of Abstentions or Broker Non-Votes |
|---|---|---|
| Election of directors. | Majority of votes present in person or by proxy at the meeting and entitled to be cast in the election with respect to a nominee must be cast for that nominee. | Abstentions have the same effect as votes against. Broker non-votes are not counted as votes for or against. |
| Advisory vote to approve named executive officer compensation. | Majority of votes present in person or by proxy at the meeting must be cast for the proposal. | Abstentions and broker non-votes have the same effect as votes against. |
| Proposal to ratify appointment of independent registered public accounting firm. | Majority of votes present in person or by proxy at the meeting must be cast for the proposal. | Abstentions have the same effect as votes against. (Brokers are permitted to exercise their discretion and vote without specific instruction on this matter. Accordingly, there are no broker non-votes.) |
| Stockholder proposal to permit stockholders to act by written consent. | Majority of votes present in person or by proxy at the meeting must be cast for the proposal. | Abstentions and broker non-votes have the same effect as votes against. |
| Any other matter that may properly be submitted at the meeting. | Majority of votes present in person or by proxy at the meeting must be cast for the proposal. | Abstentions and broker non-votes have the same effect as votes against. |

## Attendance and instructions for the annual meeting

Attendance at the annual meeting is limited to stockholders or their legal proxy holders. Each attendee must present a government-issued photo ID, such as a driver's license or passport, and an advance registration form to gain access. You may be denied entrance if the required identification and registration form are not presented. All attendees will be required to comply with TI's then-current site visitor policy, which will be posted on our Investor Relations website on or before April 13, 2026. Be advised that TI's security policy forbids weapons, cameras and audio/visual recording devices inside TI buildings. All bags will be subject to search upon entry into the building.

If you plan to attend the annual meeting in person, you must print your own advance registration form and bring it to the meeting. Advance registration forms can be printed by clicking on the "Attend a Meeting" button found at www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included in your notice, proxy card or voting instruction form. You must request your advance registration form by April 15, 2026, at 11:59 p.m. (Eastern time). If you are unable to print your advance registration form, please call Stockholder Meeting Registration Phone Support (toll-free) at 1-844-318-0137 or 1-925-331-6070 (international toll) for assistance.

Guest advance registration forms are not available. Exceptions may be granted to stockholders who require a companion in order to facilitate their own attendance (for example, due to a physical disability) by contacting Investor Relations.

Additionally, if you plan to attend as proxy for a stockholder of record, you must present a valid legal proxy from the stockholder of record to you. If you plan to attend as proxy for a street name stockholder, you must present a valid legal proxy from the stockholder of record (i.e., the bank, broker or other holder of record) to the street name stockholder that is assignable and a valid legal proxy from the street name stockholder to you. Stockholders may appoint only one proxy holder to attend on their behalf.

## Corporate governance and board of directors

### Election of directors

Directors are elected at the annual meeting to hold office until the next annual meeting and until their successors are elected and qualified. The board of directors has designated the following persons as nominees: Mark Blinn, Todd Bluedorn, Janet Clark, Carrie Cox, Martin Craighead, Reginald DesRoches, Curtis Farmer, Jean Hobby, Haviv Ilan, Ronald Kirk, Pamela Patsley and Robert Sanchez.

If you return a proxy that is not otherwise marked, your shares will be voted FOR each of the nominees.

#### Director nominees, qualifications and experience

All of the nominees for directorship will be directors of the company at the time of the annual meeting. If any nominee becomes unable to serve before the meeting, the persons named as proxies may vote for a substitute, or the number of directors will be reduced accordingly.

*Summary*

The board is currently composed of 12 directors, 11 of whom are independent, possessing a wide range of skills, proven sound business judgment and commitment to the company's success. The following table highlights the most relevant qualifications, experience and skills that each director nominee contributes to the board.

| Qualifications, experience and skills | Mark Blinn | Todd Bluedorn | Janet Clark | Carrie Cox | Martin Craighead | Reginald DesRoches | Curtis Farmer | Jean Hobby | Haviv Ilan | Ronald Kirk | Pamela Patsley | Robert Sanchez |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive leadership** Executive or senior leadership experience overseeing complex public or private enterprises. Experience includes managing large scale organizations, processes, strategic planning, sales and marketing, talent development, succession planning and long-term growth. | • | • | • | • | • | • | • | • | • | • | • | • |
| **Financial, auditing, accounting acumen** Experience with financial accounting, reporting and compliance matters, including experience with financial statements, accounting principles and audit processes relevant to our business. | • | • | • | • | • | • | • | • | • | | • | • |
| **Global, international experience** Leadership experience in multinational organizations with expertise driving business success across a large workforce, complex global markets, international footprints and global supply chains. | • | • | • | • | • | | • | • | • | • | • | • |
| **Governance** Experience serving on other public company boards, which supports accountability, transparency and safeguarding stockholder interests. | • | • | • | • | • | • | • | • | | • | • | • |
| **Industry, end market knowledge** Experience relevant to the semiconductor industry and our end markets, with an understanding of customer dynamics and business risks and opportunities. | • | • | • | • | • | • | | • | • | • | | • |
| **Manufacturing operations, supply chain** Leadership experience in complex manufacturing operations, including supply chain management. | • | • | | • | • | | | | • | | | • |
| **Public policy, regulatory, legal** Experience navigating public policy, regulatory and legal matters relevant to our business, including sustainability. | • | • | • | • | • | | • | • | • | • | • | • |
| **Risk management** Experience identifying, evaluating and mitigating risks to our business. | • | • | • | • | • | • | • | • | • | • | • | • |
| **Technology, innovation** Leadership or experience related to technology, innovation and R&D with insights into disruptive innovation and emerging trends in dynamic, evolving industries. | • | • | • | • | • | • | • | • | • | | • | • |

The board strives to attract directors with a broad range of complementary perspectives, experiences and backgrounds that are aligned with the company's strategic priorities. The board does not follow any ratio or formula. Rather, it uses its judgment to identify nominees whose qualifications, experience and skills, taken as a whole, will contribute to the high standards of board service at the company. The board actively seeks candidates with a broad range of perspectives and backgrounds, including women and minority candidates, for the pool from which board candidates are chosen. Maintaining a balance of tenure among the directors is also part of the board's consideration, as oversight of the company's strategy is best served from a range of perspectives; longer-serving directors bring valuable knowledge and familiarity with the company, while newer directors bring fresh perspectives. To help maintain this balance, the company has a mandatory retirement policy, pursuant to which directors cannot stand for election after reaching age 75.

*Nominee criteria*

In evaluating prospective nominees, the board and governance and stockholder relations (GSR) committee consider the following criteria:

- Outstanding achievement in the individual's personal career.
- Relevant commercial expertise.
- International operations experience.
- Financial acumen.
- Government experience.
- Standards of integrity and soundness of judgment.
- Ability to make independent, analytical inquiries.
- Ability to represent the total corporate interests of TI.
- Board diversity (viewpoints, gender, ethnicity).
- Willingness and ability to devote the time required to perform board activities adequately. Directors should not serve on the boards of more than three other public companies.

*Nominee assessment*

As it considered director nominees for the 2026 annual meeting, the board and GSR committee prioritized expertise most relevant for effective oversight of the company's strategic direction; succession planning for senior executive positions; the company's financial performance; the challenges of running a large, complex enterprise, including the management of its risks; major acquisitions and divestitures; and significant research and development (R&D) and capital investment decisions.

The board and GSR committee believe the director nominees are qualified and accomplished professionals, with experiences that support oversight of the company's strategy. The board and GSR committee believe that each of the nominees contributes essential insight into evolving industry considerations, risks and opportunities facing the company.

*Director nominees*

## Mark Blinn

Former chief executive officer of Flowserve Corporation



Independent director
Age 64
Director since 2013

*Career highlights*

Mr. Blinn served in various positions at Flowserve, including as chief executive officer and president from 2009 to 2017 and chief financial officer from 2004 to 2009. Prior to Flowserve, Mr. Blinn held senior finance positions at several companies, including FedEx Kinko's Office and Print Services, Inc. and Centex Corporation. As an attorney, he represented financial institutions, foreign corporations and insurance companies.

*Key skills and experience*

- Management responsibility of a large, multinational manufacturer operating in industrial markets
- Responsibility for significant capital and R&D investments
- Keen appreciation for audit and financial control matters

*Other current public company directorships*

- Emerson Electric Co.
- Globe Life Inc.
- Qnity Electronics, Inc.

*Other public company directorships in the last five years*

- Kraton Corporation
- Leggett & Platt, Incorporated

## Todd Bluedorn

Former chairman and chief executive officer of Lennox International Inc.



Independent director
Age 62
Director since 2017

*Career highlights*

Mr. Bluedorn served as vice chair of Madison Industries from 2022 to 2023. Prior to Madison Industries, he served as chief executive officer of Lennox International from 2007 to 2022 and chairman of the board from 2012 to 2022. Prior to that, Mr. Bluedorn held several senior management positions at United Technologies Corporation, including leading Otis Elevator — North & South America.

*Key skills and experience*

- Management responsibility of a large, multinational manufacturer operating in industrial markets
- Responsibility for significant capital and R&D investments

*Other current public company directorships*

- Medline Inc.
- Samsara Inc.

*Other public company directorships in the last five years*

- Lennox International Inc.

## Janet Clark

Former chief financial officer of Marathon Oil Corporation



Independent director
Age 71
Director since 2015

*Career highlights*

Ms. Clark was chief financial officer and executive vice president of Marathon Oil Corporation from 2007 to 2013 and senior vice president and chief financial officer from 2004 to 2007. Prior to Marathon, she served as chief financial officer of Nuevo Energy Company and Santa Fe Snyder Corporation. Ms. Clark has served as a director of Goldman Sachs BDC, Dell Inc. and Exterran Holdings, Inc. She also serves as a director of environmental nonprofit Resources for the Future.

*Key skills and experience*

- Keen appreciation for audit and financial control matters
- Oversight of large multinational companies, including one in the technology industry

*Other current public company directorships*

- EOG Resources, Inc.

*Other public company directorships in the last five years*

- None

## Carrie Cox

Former chairman and chief executive officer of Humacyte, Inc.



Independent
director
Age 68
Director since 2004

*Career highlights*

Ms. Cox was the executive chair of Humacyte, Inc. from 2018 to 2019, where she was also chairman and chief executive officer from 2010 to 2018. Prior to Humacyte, Ms. Cox held several senior management positions in the medical industry, including leading the global pharmaceuticals business at Schering-Plough Corporation and the global prescription business at Pharmacia Corporation. She also serves as interim executive chair of Organon & Co.

*Key skills and experience*

- Management responsibility of a large multinational company operating in a regulated industry
- Responsibility for significant capital and R&D investments

*Other current public company directorships*

- Organon & Co.
- Solventum Corporation

*Other public company directorships in the last five years*

- Cardinal Health, Inc.
- Cartesian Therapeutics, Inc.

## Martin Craighead

Former chairman and chief executive officer of Baker Hughes Inc.



Independent
director
Age 66
Director since 2018

*Career highlights*

At Baker Hughes Inc., Mr. Craighead served as chief executive officer from 2012 to 2017 and chairman of the board from 2013 until the company merged with GE in 2017. He then served as vice chair of Baker Hughes, a GE company, until 2019. Prior to leading the company, Mr. Craighead held several senior management roles at Baker Hughes, including as chief operating officer.

*Key skills and experience*

- Management responsibility of a large, multinational company operating in industrial markets
- Responsibility for significant capital and R&D investments

*Other current public company directorships*

- Emerson Electric Co.

*Other public company directorships in the last five years*

- Ecovyst Inc.

## Reginald DesRoches

President of Rice University



Independent
director
Age 58
Director since 2024

*Career highlights*

Dr. DesRoches has been the president of Rice University since 2022 and a professor of engineering since 2017. Prior to his role as president, he served as Rice's Howard Hughes Provost from 2020 to 2022 and the William and Stephanie Sick Dean of Engineering from 2017 to 2020. Dr. DesRoches previously served as the chair of the School of Civil and Environmental Engineering at Georgia Tech.

*Key skills and experience*

- Management responsibility of a large, internationally recognized research university
- Responsibility for significant capital and R&D investments
- Keen appreciation for technology matters

*Other current public company directorships*

- Brandywine Realty Trust

*Other public company directorships in the last five years*

- None

## Curtis Farmer

Former chairman, president and chief executive officer of Comerica Incorporated



Independent director
Age 63
Director since 2023

*Career highlights*

Prior to the merger with Fifth Third Bancorp in 2026, Mr. Farmer served as chief executive officer of Comerica from 2019, chairman from 2020 and president from 2015. Following the merger, Mr. Farmer serves as vice chair of Fifth Third. Prior to those roles, he was executive vice president from 2008 to 2011, then vice chairman from 2011 to 2015 at Comerica. Mr. Farmer has also held senior leadership positions at Wachovia Corporation.

*Key skills and experience*

- Management responsibility of a large financial institution
- Responsibility for significant capital and R&D investment

*Other current public company directorships*

- None

*Other public company directorships in the last five years*

- Comerica Incorporated

## Jean Hobby

Retired partner of PricewaterhouseCoopers LLP



Independent director
Age 65
Director since 2016

*Career highlights*

Ms. Hobby was global strategy officer of PricewaterhouseCoopers from 2013 to 2015. Prior to that, she held several senior management positions at the firm, including as technology, media and telecom sector leader and chief financial officer.

*Key skills and experience*

- Extensive audit knowledge and keen appreciation for audit, financial control and technology matters
- Management responsibility at a large, multinational company
- Strategic planning expertise

*Other current public company directorships*

- Hewlett Packard Enterprise Company
- Integer Holdings Corporation

*Other public company directorships in the last five years*

- None

## Haviv Ilan

Chairman, president and chief executive officer of Texas Instruments Incorporated



Age 57
Director since 2021

*Career highlights*

Mr. Ilan became chairman of the board in 2026 and president and chief executive officer of the company since 2023 and has served on the company's board since 2021. From 2020 to 2023, Mr. Ilan was the executive vice president and chief operating officer, responsible for leading TI's business and sales organizations, technology and manufacturing operations and information technology services. He has served the company at a senior level since 2014.

*Key skills and experience*

- Management responsibility for the company's operations
- Knowledge of the company and the semiconductor industry
- Responsibility for significant capital investments

*Other current public company directorships*

- None

*Other public company directorships in the last five years*

- None

## Ronald Kirk

Senior of counsel at Gibson, Dunn & Crutcher LLP



Independent
director
Age 71
Director since 2013

*Career highlights*

Mr. Kirk has been senior of counsel at Gibson, Dunn & Crutcher since 2013 and co-chairs the international trade and ESG practice groups. He served as the U.S. Trade Representative from 2009 to 2013, where he focused on the development and enforcement of U.S. intellectual property law. Mr. Kirk has been a director of Brinker International, Inc. and Dean Foods Company.

*Key skills and experience*

- Management responsibility of a large, complex organization operating internationally
- Keen insight into issues bearing on global economic activity and international trade policies

*Other current public company directorships*

- Mister Car Wash, Inc.

*Other public company directorships in the last five years*

- AMF Hawaii Investments, LLC

## Pamela Patsley

Former chairman and chief executive officer of MoneyGram International, Inc.



Independent
director
Age 69
Director since 2004

*Career highlights*

At MoneyGram, Ms. Patsley was chair and chief executive officer from 2009 to 2015, then executive chair until 2018. Prior to that, she was senior executive vice president at First Data Corporation and chief executive officer of Paymentech, Inc. She also served as chief financial officer of First USA, Inc. and began her career as an auditor.

*Key skills and experience*

- Management responsibility of a large, multinational company
- Keen appreciation for audit, financial control and technology matters

*Other current public company directorships*

- Hilton Grand Vacations Inc.
- Keurig Dr Pepper Inc.
- Payoneer Global Inc.

*Other public company directorships in the last five years*

- ACI Worldwide, Inc.

## Robert Sanchez

Chairman and chief executive officer of Ryder System, Inc.



Independent
director
Age 60
Director since 2011

*Career highlights*

Mr. Sanchez has been chairman and chief executive officer of Ryder since 2013. During his career at Ryder, Mr. Sanchez has served as president, chief operating officer, chief information officer and chief financial officer. He has also had a broad range of leadership roles in Ryder's business segments, including as president of its Global Fleet Management Solutions business.

*Key skills and experience*

- Management responsibility of a large, multinational transportation and logistics company
- Responsibility for significant capital investments
- Keen appreciation for technology matters

*Other current public company directorships*

- Ryder System, Inc.

*Other public company directorships in the last five years*

- None

Effective December 31, 2025, Mr. Richard Templeton retired from his role as chairman and as a member of the board. The board appointed Mr. Ilan, the company's president and chief executive officer, to serve as chair.

## Director nomination process

The board is responsible for approving nominees for election as directors. To assist in this task, the board has designated a standing committee, the GSR committee, that is responsible for reviewing and recommending nominees to the board. The GSR committee is comprised solely of independent directors as defined by the rules of The Nasdaq Stock Market LLC (Nasdaq) and the board's corporate governance guidelines. Our board of directors has adopted a written charter for the GSR committee. It can be found on our website at www.ti.com/corporategovernance.

It is a long-standing policy of the board to consider prospective board nominees recommended by stockholders. A stockholder who wishes to recommend a prospective board nominee for the GSR committee's consideration must write to the Secretary of the GSR committee, Texas Instruments Incorporated, P.O. Box 660199, MS 8658, Dallas, TX 75265-5936. The GSR committee will evaluate the stockholder's prospective board nominee in the same manner as it evaluates other nominees.

Under the company's by-laws, a stockholder, or a group of up to 20 stockholders, owning at least 3% of the company's outstanding common stock continuously for at least three years may nominate and include in the company's proxy materials director nominees constituting up to the greater of two individuals, or 20% of the board of directors, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the by-laws, which can be found on our website at www.ti.com/corporategovernance.

The company's by-laws also allow stockholders to nominate directors without involving the GSR committee or including the nominee in the company's proxy materials. To do so, stockholders must comply with the requirements set forth in the by-laws.

## Communications with the board

Stockholders who wish to communicate with the board, a board committee or an individual director may write to them at P.O. Box 660199, MS 8658, Dallas, TX 75265-5936. Communications addressed to the board, a board committee or an individual director that are sent to this address will be shared with the addressee.

## Corporate governance

The board has a long-standing commitment to responsible and effective corporate governance. We annually conduct extensive governance reviews and engage in investor outreach.

The board's corporate governance guidelines (which include the director independence standards), the charters of each of the board's committees, TI's "Living our Values: TI's ambitions, values and code of conduct," our code of ethics for our chief executive officer (CEO) and senior financial officers and our by-laws are available on our website at www.ti.com/corporategovernance. Stockholders may request copies of these documents free of charge by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199, Attn: Investor Relations.

We have adopted an insider trading policy that governs the purchase, sale and other disposition of our securities by any director, officer and employee of the company, and the company itself, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as Nasdaq listing standards.

It is against TI policy for any employee, including an executive officer, or director to engage in trading in "puts" (options to sell at a fixed price), "calls" (similar options to buy) or other options or hedging techniques on TI stock specifically designed to limit losses on TI stock or equity compensation held by the employee or director. It is also against TI policy for directors and executive officers to pledge TI stock.

## Annual meeting attendance

It is a policy of the board to encourage directors to attend the annual meeting of stockholders. Attendance allows for interaction between stockholders and board members. In 2025, all directors attended TI's annual meeting of stockholders.

## Director independence

The board has determined that each of our directors is independent, with the exception of Mr. Ilan. In connection with this determination, information was reviewed regarding directors' business and charitable affiliations, directors' immediate family members and their employers, and any transactions or arrangements between the company and such persons or entities. The board has adopted the following standards for determining independence.

A. In no event will a director be considered independent if:

1. He or she is a current partner of or is employed by the company's independent auditors;

2. A family member of the director is (i) a current partner of the company's independent auditors or (ii) currently employed by the company's independent auditors and personally works on the company's audit;

3. Within the current or preceding three fiscal years he or she was, and remains at the time of the determination, a partner in or a controlling shareholder, an executive officer or an employee of an organization that in the current year or any of the past three fiscal years (i) made payments to, or received payments from, the company for property or services, (ii) extended loans to or received loans from, the company, or (iii) received charitable contributions from the company in an amount or amounts which, in the aggregate in such fiscal year, exceeded the greater of $200,000 or 2% of the recipient's consolidated gross revenues for that year (for purposes of this standard, "payments" excludes payments arising solely from investments in the company's securities and payments under non-discretionary charitable contribution matching programs); or

4. Within the current or preceding three fiscal years a family member of the director was, and remains at the time of the determination, a partner in or a controlling shareholder or an executive officer of an organization that in the current year or any of the past three fiscal years (i) made payments to, or received payments from, the company for property or services, (ii) extended loans to or received loans from the company, or (iii) received charitable contributions from the company in an amount or amounts which, in the aggregate in such fiscal year, exceeded the greater of $200,000 or 2% of the recipient's consolidated gross revenues for that year (for purposes of this standard, "payments" excludes payments arising solely from investments in the company's securities and payments under non-discretionary charitable contribution matching programs).

B. In no event will a director be considered independent if within the preceding three years:

1. He or she was employed by the company (except in the capacity of interim chairman of the board, chief executive officer or other executive officer, provided the interim employment did not last longer than one year);

2. He or she received more than $120,000 during any twelve-month period in compensation from the company (other than (i) compensation for board or board committee service, (ii) compensation received for former service lasting no longer than one year as an interim chairman of the board, chief executive officer or other executive officer and (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation);

3. A family member of the director was employed as an executive officer by the company;

4. A family member of the director received more than $120,000 during any twelve-month period in compensation from the company (excluding compensation as a non-executive officer employee of the company);

5. He or she was (but is no longer) a partner or employee of the company's independent auditors and worked on the company's audit within that time;

6. A family member of the director was (but is no longer) a partner or employee of the company's independent auditors and worked on the company's audit within that time;

7. He or she was an executive officer of another entity at which any of the company's current executive officers at any time during the past three years served on that entity's compensation committee; or

8. A family member of the director was an executive officer of another entity at which any of the company's current executive officers at any time during the past three years served on that entity's compensation committee.

C.    No member of the audit committee may accept directly or indirectly any consulting, advisory or other compensatory fee from the company, other than in his or her capacity as a member of the board or any board committee. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company (provided that such compensation is not contingent in any way on continued service). In addition, no member of the audit committee may be an affiliated person of the company except in his or her capacity as a director.

D.    With respect to service on the compensation committee, the board will consider all factors that it deems relevant to determining whether a director has a relationship to the company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including but not limited to:

1.    The source of compensation of the director, including any consulting, advisory or compensatory fee paid by the company to the director; and

2.    Whether the director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

E.    For any other relationship, the determination of whether it would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities, and consequently whether the director involved is independent, will be made by directors who satisfy the independence criteria set forth in this section.

For purposes of these independence determinations, "company" and "family member" will have the same meaning as under Nasdaq rules.

# Board organization

## Board and committee meetings

During 2025, the board held five meetings. The board has three standing committees described below. The standing committees of the board collectively held 17 meetings in 2025. Each director attended at least 75% of the board and relevant committee meetings combined. Overall attendance at board and committee meetings was approximately 98%. The table below shows board composition and committee assignments as of April 2025.

| Director | Audit Committee | Compensation Committee | Governance and Stockholder Relations Committee |
|---|---|---|---|
| Mark Blinn | | • | |
| Todd Bluedorn | | | Chair |
| Janet Clark * | Chair | | |
| Carrie Cox | | • | |
| Martin Craighead | | Chair | |
| Reginald DesRoches | • | | |
| Curtis Farmer | • | | |
| Jean Hobby | | | • |
| Haviv Ilan | | | |
| Ronald Kirk | | • | |
| Pamela Patsley | | | • |
| Robert Sanchez | • | | |
| Richard Templeton | | | |

\* Lead director

## Committees of the board

### *Audit committee*

The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (Securities Exchange Act). All members of the audit committee are independent under Nasdaq rules and the board's corporate governance guidelines. Since April 25, 2024, the committee members have been Ms. Clark (chair), Dr. DesRoches, Mr. Farmer and Mr. Sanchez. The audit committee is generally responsible for:

- Reviewing:
  - The annual report of TI's independent registered public accounting firm related to quality control.
  - TI's annual and quarterly reports to the SEC, including the financial statements and the "Management's Discussion and Analysis" portion of those reports, and recommending appropriate action to the board.
  - TI's audit plans.
  - Before issuance, TI's news releases regarding annual and interim financial results and discussing with management any related earnings guidance that may be provided to analysts and rating agencies.
  - Relationships between the independent registered public accounting firm and TI.
  - The adequacy of TI's internal accounting controls and other factors affecting the integrity of TI's financial reports, and discussing with management and with the independent registered public accounting firm.
  - TI's risk assessment and risk management practices, including cybersecurity and environmental-related risks.
  - TI's compliance and ethics program.
  - A report of compliance of management and operating personnel with TI's code of conduct, including TI's conflict of interest policy.
  - TI's non-employee-related insurance programs.
  - Changes, if any, in major accounting policies of the company.

- ◦ Trends in accounting policy changes that are relevant to the company.
- ◦ The company's policy regarding investments and financial derivative products.
- • Discussing TI's audited financial statements with management and the independent registered public accounting firm, including a discussion with the firm regarding the matters required to be reviewed under applicable legal or regulatory requirements.
- • Creating and periodically reviewing TI's whistleblower policy.
- • Appointing, compensating, retaining and overseeing TI's independent registered public accounting firm.

The board has determined that all members of the audit committee are sufficiently proficient in reading and understanding fundamental financial statements, and three members meet the Nasdaq listing standard of financial sophistication. In addition, the board has designated Ms. Clark as the audit committee financial expert, as defined under the Securities and Exchange Commission's rules.

The audit committee met six times in 2025. The audit committee holds regularly scheduled meetings and reports its activities to the board. The audit committee also continued its long-standing practice of meeting directly with our internal audit staff to discuss the audit plan and to allow for direct interaction between audit committee members and our internal auditors.

*Compensation committee*

All members of the compensation committee are independent. Since April 27, 2023, the committee members have been Mr. Craighead (chair), Mr. Blinn, Ms. Cox and Mr. Kirk. The compensation committee is generally responsible for:

- • Reviewing the performance of the CEO and determining his compensation.
- • Setting the compensation of the company's other executive officers.
- • Overseeing administration of employee benefit plans.
- • Making recommendations to the board regarding:
  - ◦ Institution and termination of, revisions in, and actions under employee benefit plans that (i) increase benefits only for officers of the company or disproportionately increase benefits for officers of the company more than other employees of the company, (ii) require or permit the issuance of the company's stock or (iii) require board approval.
  - ◦ Reservation of company stock for use as awards of grants under plans or as contributions or sales to any trustee of any employee benefit plan.
- • Taking action as appropriate regarding the institution and termination of, revisions in, and actions under employee benefit plans that are not required to be approved by the board.
- • Appointing, setting the compensation of, overseeing and considering the independence of any compensation consultant or other advisor.

The compensation committee met five times in 2025. The compensation committee holds regularly scheduled meetings, reports its activities to the board, and consults with the board before setting annual executive compensation.

In performing its functions, the committee is supported by the company's Human Resources organization. The committee has the authority to retain any advisors it deems appropriate to carry out its responsibilities. The committee retained Pearl Meyer as its compensation consultant for the 2025 compensation cycle. The committee instructed the consultant to advise it directly on executive compensation philosophy, strategies, pay levels, decision-making processes and other matters within the scope of the committee's charter. Additionally, the committee instructed the consultant to assist the company's Human Resources organization in its support of the committee in these matters with such items as peer group assessment, analysis of the executive compensation market and compensation recommendations.

The compensation committee considers it important that its compensation consultant's objectivity not be compromised by other engagements with the company or its management. In support of this belief, the committee has a policy on compensation consultants, a copy of which may be found on www.ti.com/corporategovernance.

During 2025, the committee determined that its compensation consultant was independent of the company and had no conflict of interest.

The compensation committee considers executive compensation in a multistep process that involves the review of market information, performance data and possible compensation levels over several meetings leading to the annual determinations in January. Before setting executive compensation, the committee reviews the total compensation and benefits of the executive officers and considers the impact that their retirement, or termination under various other scenarios, would have on their compensation and benefits.

The CEO and the senior vice president responsible for Human Resources, who is an executive officer, are regularly invited to attend meetings of the committee. The CEO is excused from the meeting during any deliberations or vote on his compensation. No executive officer determines his or her own compensation or the compensation of any other executive officer. As members of the board, the members of the committee receive information concerning the performance of the company during the year and interact with our management. The CEO gives the committee and the board an assessment of his own performance during the year just ended. He also reviews the performance of the other executive officers with the committee and makes recommendations regarding their compensation. The senior vice president responsible for Human Resources assists in the preparation of and reviews the compensation recommendations made to the committee other than for his compensation.

The compensation committee's charter provides that it may delegate its power, authority and rights with respect to TI's long-term incentive plans, employee stock purchase plan and employee benefit plans to (i) one or more committees of the board established or delegated authority for that purpose or (ii) employees or committees of employees except that no such delegation may be made with respect to compensation of the company's executive officers.

Pursuant to that authority, the compensation committee has delegated to a special committee established by the board the authority to, among other things, grant a limited number of stock options and restricted stock units (RSUs) under the company's long-term incentive plans. The sole member of the special committee is Mr. Ilan. The special committee has no authority to grant, amend or terminate any form of compensation for TI's executive officers. The compensation committee reviews all activity of the special committee.

*Governance and stockholder relations committee*

All members of the GSR committee are independent. Since April 25, 2024, the committee members have been Mr. Bluedorn (chair), Ms. Hobby and Ms. Patsley. The GSR committee is generally responsible for:

- Making recommendations to the board regarding:
  ◦ The development and revision of our corporate governance principles.
  ◦ The size, composition and functioning of the board and board committees.
  ◦ Candidates to fill board positions.
  ◦ Nominees to be designated for election as directors.
  ◦ Compensation of board members.
  ◦ Organization and responsibilities of board committees.
  ◦ Succession planning by the company.
  ◦ Issues of potential conflicts of interest involving a board member raised under TI's conflict of interest policy.
  ◦ Election of executive officers of the company.
  ◦ Topics affecting the relationship between the company and stockholders.
  ◦ Public issues likely to affect the company.
  ◦ Responses to proposals submitted by stockholders.
- Reviewing:
  ◦ Contribution policies of the company and the TI Foundation.
  ◦ Scope of activities of the company's political action committee.
  ◦ Revisions to TI's code of conduct.

- Electing officers of the company other than the executive officers.
- Overseeing an annual evaluation of the board and the committee.

The GSR committee met six times in 2025. The GSR committee holds regularly scheduled meetings and reports its activities to the board.

Board evaluation process

The board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and board effectiveness. The board and committee annual evaluation processes are designed to assess board and committee effectiveness, as well as individual director performance and contribution levels. The results of the evaluations are part of the GSR committee's and the board's consideration in connection with their review of director nominees to ensure the board continues to operate effectively.

Annually, each of our directors completes comprehensive board and committee questionnaires. Each committee oversees its own evaluation process, and the GSR committee also oversees the board evaluation process. The questionnaires and ongoing feedback from individual directors facilitate a candid assessment of (i) the board and committees' oversight of risk, strategy and operations; (ii) the board's culture, leadership structure and mix of director skills, qualifications and experiences; and (iii) board and committee meeting mechanics. Our directors are willing to have honest and difficult conversations as needed during the evaluation and nomination process.

Board leadership structure

The board's current leadership structure combines the positions of chairman and CEO and includes a lead director who presides at executive sessions and performs the duties listed below. The board believes that this structure, combined with its other practices (such as (i) including on each board agenda an opportunity for the independent directors to comment on and influence the proposed strategic agenda for future meetings and (ii) holding an executive session of the independent directors at each board meeting), allows it to maintain the active engagement of independent directors and appropriate oversight of management.

The lead director is elected by the independent directors to serve at least a one-year term. The independent directors have elected Ms. Clark to serve as lead director. The duties of the lead director are to:

- Preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;
- Serve as liaison between the chairman and the independent directors;
- Approve information sent to the board;
- Approve meeting agendas for the board;
- Approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and
- If requested by major shareholders, ensure that he or she is available for consultation and direct communication.

In addition, the lead director has authority to call meetings of the independent directors.

The board, led by its GSR committee, regularly reviews the board's leadership structure. The board's consideration is guided by two questions: Would stockholders be better served, and would the board be more effective with a different structure? The board's views are informed by a review of the practices of other companies and insight into the preferences of top stockholders, as gathered from face-to-face dialogue and review of published guidelines. The board also considers how board roles and interactions would change if its leadership structure changed. The board's goal is for each director to have an equal stake in the board's actions and equal accountability to the company and its stockholders.

The board continues to believe that there is no uniform solution for a board leadership structure. Indeed, the company has had varying board leadership models over its history, at times separating the positions of chairman and CEO and at times combining the two and utilizing a lead director.

Oversight by the board

It is management's responsibility to assess and manage the various risks TI faces. It is the board's responsibility to oversee management in this effort. In exercising its oversight, the board has allocated some areas of focus to its committees and has retained areas of focus for itself, as more fully described below.

Management generally views the risks TI faces as falling into the following categories: strategic, operational, financial and compliance. The board as a whole has oversight responsibility for the company's strategic and operational risks (e.g., major initiatives, competitive markets and products, sales and marketing, R&D and cybersecurity). Throughout the year the CEO discusses these risks with the board. Additionally, at least once each year, the company's chief information officer provides information on the cybersecurity risks and the company's approach to protecting the company's data and systems infrastructure to the board or audit committee. In the event of a material cybersecurity event, management would notify the board and, in compliance with our procedures, determine the timing and extent of the response and public disclosure and whether any future vulnerabilities are expected.

TI's audit committee has oversight responsibility for financial risk (such as accounting, finance, internal controls and tax strategy). Oversight responsibility for compliance risk is shared by the board committees. For example, the audit committee oversees compliance with the company's code of conduct and finance- and accounting-related laws and policies, as well as the company's compliance program itself, including global trade compliance; the compensation committee oversees compliance with the company's executive compensation plans and related laws and policies; and the GSR committee oversees compliance with governance-related laws and policies, including the company's corporate governance guidelines. Environmental, social and governance (ESG) matters of significance for TI are overseen by the committee with the appropriate focus.

The audit committee oversees the company's approach to risk management as a whole, including cybersecurity and environmental-related risks. The company's chief financial officer (CFO) reviews the company's risk management process with the audit committee at least annually. In addition, the company's chief information officer reviews the company's information technology systems with the audit committee periodically and includes a discussion of key cybersecurity risks as appropriate.

The board's leadership structure is consistent with the board and committees' roles in risk oversight. As discussed above, the board has found that its current structure and practices are effective in fully engaging the independent directors. Allocating various aspects of risk oversight among the committees provides for similar engagement. Having the CEO review strategic and operational risks with the board ensures that the director most knowledgeable about the company, the industry in which it operates and the competition and other challenges it faces shares those insights with the board, providing for a thorough and efficient process.

## Director compensation

The GSR committee has responsibility for reviewing and making recommendations to the board on compensation for non-employee directors, with the board making the final determination. The committee has no authority to delegate its responsibility regarding director compensation. In carrying out this responsibility, it is supported by TI's Human Resources organization and the company's compensation consultant. The CEO, the senior vice president responsible for Human Resources and the Secretary review the recommendations made to the committee.

The compensation arrangements in 2025 for the non-employee directors were:

- Annual retainer of $110,000 for board and committee service.
- Additional annual retainer of $40,000 for service as the lead director.
- Additional annual retainer of $35,000 for service as chair of the audit committee; $25,000 for service as chair of the compensation committee; and $20,000 for service as chair of the GSR committee.

- Annual grant of a 10-year option to purchase TI common stock pursuant to the terms of the Texas Instruments 2018 Director Compensation Plan (Director Plan), which was approved by stockholders in April 2018. The grant date value is approximately $115,000, determined using a Black-Scholes option-pricing model (subject to the board's ability to adjust the grant downward). These non-qualified options become exercisable in four equal annual installments beginning on the first anniversary of the grant and also will become fully exercisable in the event of termination of service following a change in control (as defined in the Director Plan) of TI. If a director's service terminates due to death, disability or ineligibility to stand for re-election under the company's by-laws, or after the director has completed eight years of service, then all outstanding options held by the director shall continue to become exercisable in accordance with their terms. If a director's service terminates for any other reason, all outstanding options held by the director shall be exercisable for 30 days after the date of termination, but only to the extent such options were exercisable on the date of termination.

- Annual grant of restricted stock units pursuant to the Director Plan with a grant date value of $115,000 (subject to the board's ability to adjust the grant downward). The restricted stock units vest on the fourth anniversary of their date of grant and upon a change in control as defined in the Director Plan. If a director is not a member of the board on the fourth anniversary of the grant, restricted stock units will nonetheless settle (i.e., the shares will issue) on such anniversary date if the director has completed eight years of service prior to termination or the director's termination was due to death, disability or ineligibility to stand for re-election under the company's by-laws. The director may defer settlement of the restricted stock units at his or her election. Upon settlement, the director will receive one share of TI common stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units at the same rate as dividends on TI common stock. The director may defer receipt of dividend equivalents.

- $1,000 per day compensation for other activities designated by the chairman.

- A one-time grant of restricted stock units with a grant date value of approximately $200,000 upon a director's initial election to the board.

The board has determined that annual grants of equity compensation to non-employee directors will be timed to occur in January when grants are made to our U.S. employees in connection with the annual compensation review process. See "Process for equity grants" for a discussion regarding the timing of equity compensation grants.

Directors are not paid a fee for meeting attendance, but we reimburse non-employee directors for their travel, lodging and related expenses incurred in connection with attending board, committee and stockholders meetings and other designated events. In addition, non-employee directors may travel on company aircraft to and from these meetings and other designated events.

Under the Director Plan, some directors have chosen to defer all or part of their cash compensation. These deferred amounts are credited to either a cash account or stock unit account. Cash accounts earn interest from TI at a rate currently based on Moody's Seasoned Aaa Corporate Bonds. For 2025, that rate was 4.72%. Stock unit accounts fluctuate in value with the underlying shares of TI common stock, which will be issued after the deferral period. Dividend equivalents are paid on these stock units. Directors may also defer settlement of the restricted stock units they receive.

We have arrangements with certain customers whereby our employees may purchase consumer products containing TI components at discounted pricing. In addition, the TI Foundation has a matching gift program. In both cases, directors are entitled to participate on the same terms and conditions available to employees.

Non-employee directors are not eligible to participate in any TI-sponsored pension plan.

## 2025 director compensation

The following table shows the compensation of all persons who were non-employee members of the board during 2025 for services in all capacities to TI in 2025.

| Name | Fees Earned or Paid in Cash (1) | Stock Awards (2) | Option Awards (3) | Non-Equity Incentive Plan Compensation | Change in Pension Value and Non-qualified Deferred Compensation Earnings | All Other Compensation (4) | Total |
|---|---|---|---|---|---|---|---|
| Mark Blinn | $110,000 | $114,836 | $114,984 | — | — | $ 40 | $ 339,860 |
| Todd Bluedorn | $143,333 | $114,836 | $114,984 | — | — | $ 40 | $ 373,193 |
| Janet Clark | $171,667 | $114,836 | $114,984 | — | — | $ 30,040 | $ 431,527 |
| Carrie Cox | $110,000 | $114,836 | $114,984 | — | — | $ 30,040 | $ 369,860 |
| Martin Craighead | $135,000 | $114,836 | $114,984 | — | — | $ 2,540 | $ 367,360 |
| Reginald DesRoches | $110,000 | $114,836 | $114,984 | — | — | $ 27,540 | $ 367,360 |
| Curtis Farmer | $110,000 | $114,836 | $114,984 | — | — | $ 40 | $ 339,860 |
| Jean Hobby | $110,000 | $114,836 | $114,984 | — | — | $ 40 | $ 339,860 |
| Ronald Kirk | $110,000 | $114,836 | $114,984 | — | — | $ 25,040 | $ 364,860 |
| Pamela Patsley | $110,000 | $114,836 | $114,984 | — | — | $ 30,040 | $ 369,860 |
| Robert Sanchez | $110,000 | $114,836 | $114,984 | — | — | $ 30,040 | $ 369,860 |

(1) Includes amounts deferred at the director's election.

(2) Shown is the aggregate grant date fair value of restricted stock units granted in 2025 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification™ Topic 718, Compensation-Stock Compensation (ASC 718). The assumptions used for purposes of calculating the grant date fair value are described in Note 3 to the financial statements contained in Item 8 in TI's annual report on Form 10-K for the year ended December 31, 2025 (the "2025 financial statements"). Each restricted stock unit represents the right to receive one share of TI common stock. For restricted stock units granted prior to 2007, shares are issued at the time of mandatory retirement from the board (age 75) or upon the earlier of termination of service from the board after completing eight years of service or death or disability. For information regarding share issuances under restricted stock units granted after 2006, see the discussion on page 19.

The table below shows the aggregate number of shares underlying outstanding restricted stock units held by the named individuals as of December 31, 2025.

| Name | RSUs (Shares) |
|---|---|
| Mark Blinn | 11,717 |
| Todd Bluedorn | 2,446 |
| Janet Clark | 10,816 |
| Carrie Cox | 33,962 |
| Martin Craighead | 2,446 |
| Reginald DesRoches | 1,783 |
| Curtis Farmer | 2,386 |
| Jean Hobby | 2,446 |
| Ronald Kirk | 2,446 |
| Pamela Patsley | 4,446 |
| Robert Sanchez | 9,313 |

(3)     Shown is the aggregate grant date fair value of options granted in 2025 calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of calculating the grant date fair value appears in Note 3 to the 2025 financial statements. The terms of these options are as set forth on page 19.

The table below shows the aggregate number of shares underlying outstanding stock options held by the named individuals as of December 31, 2025.

| Name | Options (Shares) |
| --- | --- |
| Mark Blinn | 6,559 |
| Todd Bluedorn | 25,494 |
| Janet Clark | 25,494 |
| Carrie Cox | 25,494 |
| Martin Craighead | 21,188 |
| Reginald DesRoches | 2,551 |
| Curtis Farmer | 5,617 |
| Jean Hobby | 12,745 |
| Ronald Kirk | 31,559 |
| Pamela Patsley | 25,494 |
| Robert Sanchez | 31,559 |

(4)     Consists of (i) the annual cost ($40 per director) of premiums for travel and accident insurance policies and (ii) contributions under the TI Foundation matching gift program of $30,000 for Ms. Clark, $30,000 for Ms. Cox, $2,500 for Mr. Craighead, $27,500 for Dr. DesRoches, $25,000 for Mr. Kirk, $30,000 for Ms. Patsley and $30,000 for Mr. Sanchez.

# Executive compensation

We are providing shareholders the opportunity to cast advisory votes on named executive officer compensation as required by Section 14A of the Securities Exchange Act.

## Proposal regarding advisory approval of the company's executive compensation

The "named executive officers" are the chief executive officer, the chief financial officer and the three other most highly compensated executive officers, as named in the compensation tables on pages 37-48.

We ask shareholders to approve the following resolution:

> RESOLVED, that the compensation paid to the company's named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion on pages 22-48 of this proxy statement, is hereby approved.

We encourage shareholders to review the Compensation Discussion and Analysis section of the proxy statement, which follows. It discusses our executive compensation policies and programs and explains the compensation decisions relating to the named executive officers for 2025. We believe that the policies and programs serve the interests of our shareholders and that the compensation received by the named executive officers is commensurate with the performance and strategic position of the company.

Although the outcome of this annual vote is not binding on the company or the board, the compensation committee of the board will consider it when setting future compensation for the executive officers.

**The board of directors recommends a vote For the annual resolution approving the named executive officer compensation for 2025, as disclosed in this proxy statement.**

## Compensation discussion and analysis

This section describes TI's compensation program for executive officers. It will provide insight into the following:

- The elements of the 2025 compensation program, why we selected them and how they relate to one another; and
- How we determined the amount of compensation for 2025.

The executive officers of the company have the broadest job responsibilities and policy-making authority in the company. We hold them accountable for the company's performance and for maintaining a culture of strong ethics and compliance. Details of compensation for our CEO, our CFO and the three other highest paid individuals who were executive officers in 2025 (collectively called the "named executive officers" (NEOs)) can be found in the tables following the compensation committee report.

<u>Executive summary</u>

- **TI's compensation program is structured to pay for performance and deliver rewards that encourage executives to think and act in both the short- and long-term interests of our shareholders. The majority of total compensation for our executives each year comes in the form of variable cash and equity compensation. Variable cash is tied to the short-term performance of the company, and the value of equity is tied to the long-term performance of the company. We believe our compensation program holds our executive officers accountable for the financial and competitive performance of TI.**
- The compensation committee assesses TI's results using quantitative and qualitative measures on an absolute and relative basis, as well as TI's strategic progress. For 2025, TI's revenue increased, and relative performance was above median. Operating profit margin remained positive on an absolute basis and above median relative to Semiconductor Peers (as defined below in "Analysis of compensation determinations – Bonus"). Total shareholder return (TSR) was negative on an absolute basis and below median relative to Semiconductor Peers. In addition to these year-on-year results, the committee determined that the company

continued to strengthen its strategic position, which will benefit the company and drive value for shareholders for the long term. This strategic progress includes continued investments to extend the company's manufacturing advantage to support future revenue growth and provide customers with geopolitically dependable, low-cost 300mm capacity at scale.

- Based on this year's performance assessment, the compensation committee determined executive bonuses payable in February 2026 should be up 10% year on year.

|  | 2025 Absolute Performance | 2025 Relative Performance * |
|---|---|---|
| Revenue Growth: Total TI | 13.0% | Above median |
| Profit from Operations as a % of Revenue (Operating Profit Margin) | 34.1% | Above median |
| Total Shareholder Return (TSR) | -4.5% | Below median |
| Assessment of Strategic Progress | Strengthened strategic position in 2025 | |

* Relative to Semiconductor Peers; includes estimates and projections of certain peer companies' financial results. See "Analysis of compensation determinations – Bonus – Assessment of 2025 performance" for details of the compensation committee's assessment of TI's performance. (It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.)

- TI generally targets annual equity grants to executives at market median to align with the projected market range for similarly situated executives in our Comparator Group (as defined below in "Compensation philosophy and elements - Comparator Group").
- 2025 compensation decisions for the CEO:
  ◦ Base salary was increased by 4.0% over 2024.
  ◦ For the 2025 performance year, the committee awarded a $2.6 million performance bonus paid in February 2026. The committee determined Mr. Ilan's bonus by assessing the competitive market range of bonuses for similarly situated CEOs in the Comparator Group and giving due consideration to company performance in 2025.
  ◦ In January 2025, Mr. Ilan received an equity compensation award with a grant date fair value of $18 million in order to align his equity compensation with the projected market range for similarly situated CEOs in the Comparator Group.
- Our executive compensation program is designed to encourage executive officers to pursue strategies that serve the long-term interests of the company and shareholders, and not to promote excessive risk-taking by our executives. It is built on a foundation of sound corporate governance and includes:
  ◦ Executive officers do not have employment contracts and are not guaranteed salary increases, bonus amounts or awards of equity compensation.
  ◦ We have never repriced stock options. We do not grant reload options. We grant equity compensation with double-trigger change in control terms, which accelerate the vesting of grants only if the grantee has been terminated involuntarily within a limited time after a change in control of the company.
  ◦ Bonus and equity compensation awards are subject to clawback as described under "Recoupment policy" below.
  ◦ We do not provide excessive perquisites. We provide no tax gross-ups for perquisites.
  ◦ We do not guarantee a return or provide above-market returns on compensation that has been deferred.
  ◦ Pension benefits are calculated on salary and bonus only; the proceeds earned on equity or other performance awards are not part of the pension calculation.

## Detailed discussion

*Compensation philosophy and elements*

For years, we have run our business and invested in our people and communities with three overarching ambitions in mind. First, we will act like owners who will own the company for decades. Second, we will adapt and succeed in a world that is ever changing. And third, we will be a company that we are personally proud to be a part of and that we would want as our neighbor. When we are successful in achieving these ambitions, our employees, customers, communities and shareholders all win. Central to our ambitions, which are the foundation of our approach to environmental, social and governance and sustainability, is a belief that in order for all stakeholders to benefit, the company must grow stronger over the long term. Our compensation program is structured with these ambitions in mind.

The compensation committee of TI's board of directors is responsible for setting the compensation of all TI executive officers. The committee consults with the other independent directors and its compensation consultant, Pearl Meyer, before setting annual compensation for the executives. The committee chair regularly reports on committee actions at board meetings.

In assessing performance and compensation decisions, the committee does not use formulas, thresholds or multiples. Because market conditions can quickly change in our industry, thresholds established at the beginning of a year could prove irrelevant by year-end. The committee believes its holistic approach, which assesses the company's absolute and relative performance in hindsight after year-end (for the most recent one- and three-year periods), gives it the insight to most effectively and critically judge results and encourages executives to pursue strategies that serve the long-term interests of the company and its shareholders. It also promotes accuracy in our assessment and comparison to competition and eliminates the need for adjustments to formulas, targets or thresholds during times of uncertain market conditions.

The primary elements of our executive compensation program are as follows:

*Near-term compensation, paid in cash*

**Base Salary**

| | |
|---|---|
| Purpose | Basic, least variable form of compensation, designed to provide a stable source of income. |
| Strategy | Generally, target market median, giving appropriate consideration to job scope and tenure, to attract and retain highly qualified executives. |
| Terms | Paid twice monthly. |

**Performance Bonus**

| | |
|---|---|
| Purpose | To motivate executives and reward them according to the company's relative and absolute performance and the executive's individual performance. |
| Strategy | Determined primarily on the basis of one-year and three-year company performance on certain measures (revenue growth percent, operating profit margin and total shareholder return[1]) as compared with peer companies and on our strategic progress. These factors have been chosen to reflect our near-term financial performance as well as our progress in building long-term shareholder value. |
| | The committee aims to pay total cash compensation (base salary, profit sharing and bonus) appropriately above market median if company performance is above that of peer companies and pay total cash compensation appropriately below market median if company performance is below peer companies. |
| | The committee does not rely on formulas or performance targets or thresholds. Instead, it uses its judgment based on its assessment of the factors described above. |
| Terms | Determined by the committee and paid in a single payment after the performance year. |

---

[1] Total shareholder return refers to the percentage change in the value of a shareholder's investment in a company over the relevant time period, as determined by dividends paid and the change in the company's share price during the period. See notes to the performance summary table under "Analysis of compensation determinations – Bonus."

**Profit Sharing**

| | |
|---|---|
| Purpose | Broad-based program designed to emphasize that each employee contributes to the company's profitability and can share in it. |
| Strategy | Pay according to a formula that is the same for all employees to focus them on a company goal, and set payout potential at a level that will affect behavior. Profit sharing is paid in addition to any performance bonus awarded for the year. |
| | The formula is based on company-level annual operating profit margin. The formula was set by the TI board. The committee's practice has been not to adjust amounts earned under the formula. |
| Terms | Payable in a single cash payment shortly after the end of the performance year. As in recent years, profit sharing for 2025 was calculated as follows: |

If operating profit margin was:

- Below 10%: no profit sharing
- At 10%: profit sharing = 2% of base salary
- Above 10%: profit sharing increases by 0.5% of base salary for each percentage point between 10% and 24% and by 1% of base salary for each percentage point above 24%. The maximum profit sharing is 20% of base salary.

In 2025, TI delivered operating profit margin of 34.1%. As a result, all eligible employees, including executive officers, received profit sharing of 19.06% of base salary.

*Long-term compensation, awarded in equity*

**Stock Options and Restricted Stock Units**

| | |
|---|---|
| Purpose | Alignment with shareholders; long-term focus; balance retention, particularly with respect to restricted stock units, and performance, particularly with respect to stock options which only have value when the value of the company increases (as measured by stock price). |
| Strategy | We grant a combination of non-qualified stock options and restricted stock units, generally targeted at the median level of equity compensation awarded to executives in similar positions within the Comparator Group. The committee does not rely on formulas or performance targets or thresholds. Restricted stock units have a four-year cliff vest schedule in order to support retention of our executives. Stock options, which only have value when the value of the company increases (as measured by stock price), enhance the performance orientation of our executive compensation program. Both of these equity awards align with shareholder interests to drive the long-term performance of the company. |
| Terms | The terms and conditions of stock options and restricted stock units are summarized under "Outstanding equity awards at fiscal year-end 2025." The committee's grant procedures are described under "Process for equity grants." |

*Comparator group*

The compensation committee considers the market level of compensation when setting the salary, bonuses and equity compensation of the executive officers. To estimate the market level of pay, the committee uses information provided by its compensation consultant and TI's Compensation and Benefits organization about compensation paid to executives in similar positions at a peer group of companies (the "Comparator Group").

The committee sets the Comparator Group and reviews it annually. In general, the Comparator Group companies (i) are U.S.-based, (ii) engage in the semiconductor business, other electronics or information technology activities or use sophisticated manufacturing processes, (iii) have executive positions comparable in complexity to those of TI and (iv) use forms of executive compensation comparable to TI's.

Shown in the table below is the Comparator Group used for the compensation decisions for 2025.

| | |
|---|---|
| 3M Company | Intel Corporation |
| Advanced Micro Devices, Inc. | Lam Research Corporation |
| Analog Devices, Inc. | Medtronic plc |
| Applied Materials, Inc. | Micron Technology, Inc. |
| Broadcom Inc. | Motorola Solutions, Inc. |
| Cisco Systems, Inc. | NXP Semiconductors N.V. |
| Corning Incorporated | QUALCOMM Incorporated |
| Emerson Electric Co. | TE Connectivity Ltd. |
| Honeywell International Inc. | Thermo Fisher Scientific Inc. |

The committee set the Comparator Group in July 2024 for the base salary and equity compensation decisions it made in 2025. For a discussion of the factors considered by the committee in setting the Comparator Group in July 2024, please see "Comparator group" on page 25 of the company's 2025 proxy statement.

In July 2025, the committee conducted its regular review of the Comparator Group in terms of industry, revenue and market capitalization. With the advice of its compensation consultant, the committee decided to make no changes to the group. Accordingly, the committee used the same Comparator Group for the bonus decisions in January 2026 relating to 2025 performance. The table below compares the Comparator Group to TI in terms of revenue and market capitalization.

| Company | Revenue ($ Billion) * | Market Cap ($ Billion) * |
|---|---|---|
| Broadcom Inc. | 63.9 | 1,641.0 |
| Cisco Systems, Inc. | 57.7 | 304.4 |
| Intel Corporation | 53.4 | 176.0 |
| QUALCOMM Incorporated | 44.3 | 181.8 |
| Thermo Fisher Scientific Inc. | 43.7 | 217.7 |
| Micron Technology, Inc. | 42.3 | 321.2 |
| Honeywell International Inc. | 40.7 | 123.9 |
| Medtronic plc | 34.8 | 123.2 |
| Advanced Micro Devices, Inc. | 32.0 | 348.7 |
| Applied Materials, Inc. | 28.4 | 203.8 |
| 3M Company | 24.8 | 85.0 |
| Lam Research Corporation | 19.6 | 215.0 |
| Emerson Electric Co. | 18.0 | 74.6 |
| TE Connectivity Ltd. | 17.3 | 66.9 |
| Corning Incorporated | 14.9 | 75.1 |
| NXP Semiconductors N.V. | 12.0 | 54.6 |
| Motorola Solutions, Inc. | 11.3 | 63.8 |
| Analog Devices, Inc. | 11.0 | 132.8 |
| Median | 30.2 | 154.4 |
| Texas Instruments Incorporated | 17.3 | 157.6 |

\* Trailing four-quarter revenue and market capitalization is as reported by Seeking Alpha on January 2, 2026.

*Analysis of compensation determinations*

*Total compensation*
Before finalizing the compensation of the executive officers, the committee reviewed all elements of compensation. The information included total cash compensation (salary, profit sharing and projected bonus), the grant date fair value of equity compensation, the impact (if any) that proposed compensation would have on other compensation elements, and a summary of benefits that the executives would receive under various termination scenarios. The review enabled the committee to see how various compensation elements relate to one another and what impact its decisions would have on the total earnings opportunity of the executives. In assessing the information, the committee did not target a specific level of total compensation or use a formula to allocate compensation among the various elements. Instead, it used its judgment in assessing whether the total was consistent with the objectives of the program. Based on this review, the committee determined that the level of compensation was appropriate.

*Base salary*
The committee set the 2025 rate of base salary for the following named executive officers as follows:

| Officer | 2025 Annual Rate | Change from 2024 Annual Rate |
|---|---|---|
| Haviv Ilan | $1,300,000 | 4.0% |
| Rafael Lizardi | $ 875,000 | 3.6% |
| Richard Templeton | $ 600,000 | — |
| Hagop Kozanian | $ 830,000 | 3.8% |
| Amichai Ron | $ 810,000 | 3.8% |

For each of these executive officers, the committee set the 2025 base-salary rate listed above in January 2025. In keeping with its strategy, the committee targeted the annual base-salary rates to be at the estimated median level of salaries expected to be paid to similarly situated executives (considering job scope and tenure) of companies within the Comparator Group in January 2025.

The salary differences between the named executive officers were driven primarily by the market rate of pay (considering job scope and tenure) for each officer and not the application of a formula designed to maintain a differential between the officers.

*Equity compensation*

In January 2025, the committee awarded equity compensation to each of the named executive officers listed below. The grants are shown in the table under "Grants of plan-based awards in 2025." The grant date fair value of the awards is reflected in that table and in the "Stock Awards" and "Option Awards" columns of the 2025 summary compensation table. The table below is provided to assist the reader in comparing the grant date fair values and number of shares for each of the years shown in the summary compensation table.

| Officer | Year | Grant Date Fair Value * | Stock Options (Shares) | Restricted Stock Units (Shares) |
|---|---|---|---|---|
| Haviv Ilan | 2025 | $ 18,000,088 | 199,671 | 48,121 |
| | 2024 | $ 15,000,084 | 199,989 | 44,798 |
| | 2023 | $ 12,000,009 | 129,560 | 34,463 |
| | | | | |
| Rafael Lizardi | 2025 | $  4,800,178 | 53,246 | 12,833 |
| | 2024 | $  4,800,154 | 63,997 | 14,336 |
| | 2023 | $  4,800,144 | 51,824 | 13,786 |
| | | | | |
| Richard Templeton | 2025 | $  7,500,180 | 83,197 | 20,051 |
| | 2024 | $  7,500,061 | 99,995 | 22,399 |
| | 2023 | $ 17,500,109 | 188,942 | 50,259 |
| | | | | |
| Hagop Kozanian | 2025 | $  5,100,183 | 56,574 | 13,635 |
| | 2024 | $  5,100,170 | 67,997 | 15,232 |
| | 2023 | $  5,100,044 | 55,063 | 14,647 |
| | | | | |
| Amichai Ron | 2025 | $  5,100,183 | 56,574 | 13,635 |
| | 2024 | $  5,100,170 | 67,997 | 15,232 |
| | 2023 | $  4,800,144 | 51,824 | 13,786 |

\*    See Notes 1 and 2 to the summary compensation table for information on how grant date fair value was calculated.

In January 2025, the committee awarded equity compensation to each of the named executive officers listed above. The committee's general objective was to award to those officers equity compensation that had a grant date fair value at approximately the median market level of the most recently disclosed equity compensation granted by the Comparator Group.

In assessing the market level, the committee considered information presented by TI's Compensation and Benefits organization (prepared using data provided by the committee's compensation consultant) on the estimated value of the awards expected to be granted to similarly situated executives (considering job scope and tenure) of companies within the Comparator Group. The committee approved an increase in equity values granted to Mr. Ilan reflecting an effort to align with the projected market range for similarly situated CEOs in our Comparator Group. The award value was estimated using the same methodology used for financial accounting.

For each officer, the committee set the desired grant value. The committee decided to allocate the value equally between restricted stock units and options for each officer, to give equal emphasis to promoting retention and performance, motivating the executive and aligning long-term interests with those of shareholders. Restricted stock units have a four-year cliff vest schedule in order to support retention of our executives. Stock options, which only have value when the value of the company increases (as measured by stock price), enhance the performance orientation of our executive compensation program. Both of these equity awards align with shareholder interests to drive the long-term performance of the company.

Before approving the grants, the committee reviewed the amount of unvested equity compensation held by the officers to assess its retention value. In making this assessment, the committee used its judgment and did not apply any formula, threshold or maximum. This review did not result in an increase or decrease of the awards.

The exercise price of the options was the closing price of TI stock on January 27, 2025, the second trading day after TI released its annual and fourth quarter financial results for 2024. All grants were made under the Texas Instruments 2024 Long-Term Incentive Plan, which shareholders approved in April 2024.

All grants have the terms described under "Outstanding equity awards at fiscal year-end 2025." The differences in the equity awards between the named executive officers were primarily the result of differences in the applicable estimated market level of equity compensation for their positions and not the application of any formula designed to maintain differentials between the officers.

*Bonus*

In January 2026, the committee set the 2025 bonus compensation for executive officers based on its assessment of 2025 performance. In setting the bonuses, the committee used the following performance measures to assess the company:

- The relative one-year and three-year performance of TI as compared with Semiconductor Peers, as measured by:
    ◦ revenue growth,
    ◦ operating profit margin,
    ◦ total shareholder return, and
- The absolute one-year and three-year performance of TI on the above measures.
- In addition, the committee considered strategic progress by reviewing company and strategic positioning (including ESG), operating performance, revenue growth, including TI competitiveness in key markets with core products and technologies, and the strength of relationships with customers.

The committee has consistently utilized these measures and believes its holistic approach to evaluation gives it the insight to most effectively and critically judge results and encourages executives to pursue strategies that serve the long-term interests of the company and its shareholders.

In the comparison of relative performance, the committee used the following companies (the "Semiconductor Peers"):

| | |
|---|---|
| Advanced Micro Devices, Inc. | NXP Semiconductors N.V. |
| Analog Devices, Inc. | ON Semiconductor Corporation |
| Broadcom Inc. | Qorvo, Inc. |
| Infineon Technologies AG | QUALCOMM Incorporated |
| Intel Corporation | Renesas Electronics Corporation |
| Marvell Technology Group Ltd. | Skyworks Solutions, Inc. |
| Microchip Technology Incorporated | STMicroelectronics N.V. |
| NVIDIA Corporation | |

To the extent the companies had not released financial results for the year or the most recent quarter, the committee based its evaluation on estimates and projections of the companies' financial results for 2025.

This list includes both broad-based and niche suppliers that operate in our key markets or offer technology that competes with our products. The committee considers annually whether the list is still appropriate in terms of revenue, market capitalization and changes in business activities of the companies. The committee made no changes to the list of Semiconductor Peers in 2025.

*Assessment of 2025 performance*

The committee spent extensive time in December and January assessing TI's results and strategic progress for 2025. In setting bonuses, the committee considered quantitative and qualitative measures on both an absolute and relative basis, and the company's strategic focus on long-term growth of free cash flow per share, and made certain that resulting decisions were founded on both solid data and sound judgment. In 2025, revenue increased, and relative performance was above median. Operating profit margin was positive on an absolute basis and above median relative to Semiconductor Peers. TSR was down year on year, and below median relative to Semiconductor Peers. In aggregate, the committee determined that the company continued to strengthen its strategic position, which will benefit the company and drive value for shareholders for the long term. This strategic progress includes continued investments to extend the company's manufacturing advantage to support future revenue growth and provide customers with geopolitically dependable, low-cost 300mm capacity at scale. Considering these results holistically, the committee determined bonuses for executive officers should be up 10% year on year. Details on the committee's assessment are below.

| | 2025 Absolute Performance | 2025 Relative Performance * |
|---|---|---|
| Revenue Growth: Total TI | 13.0% | Above median |
| Profit from Operations as a % of Revenue (Operating Profit Margin) | 34.1% | Above median |
| Total Shareholder Return (TSR) | -4.5% | Below median |
| Assessment of Strategic Progress | Strengthened strategic position in 2025 | |
| Year-on-Year Change in Bonus for NEOs (2025 Bonus Compared with 2024) | 10% increase | |

* Relative to Semiconductor Peers; includes estimates and projections of certain peer companies' financial results. (It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.)

*Strategic progress*

- Our primary objective is the long-term growth of free cash flow per share. To achieve this objective, the company's strategy is comprised of having a great business model, a disciplined approach to capital allocation and a focus on efficiency.
- The company's business model is designed around four sustainable competitive advantages that, in combination, provide tangible benefits and are difficult to replicate. These advantages include (i) a strong foundation of manufacturing and technology, (ii) a broad portfolio of analog and embedded processing products, (iii) the reach of our market channels, and (iv) diversity and longevity of our products, markets and customer positions. In 2025, the company continued investing to strengthen and leverage these advantages for the long term. The company's strategic focus is on analog and embedded processing products sold into the following markets: industrial, automotive, data center, personal electronics and communications equipment. In 2025, the company continued the disciplined allocation of R&D spending to strengthen its product portfolio, building on the existing foundation for near- and long-term results.
- TI's broad analog and embedded processing product portfolio includes tens of thousands of products, with more products added each year, offering strong differentiation and longevity. In 2025, approximately 95% of TI's revenue came from analog and embedded processing semiconductors.
    - The company places additional strategic emphasis on designing and selling products into the industrial, automotive and data center markets, which it believes represent the best long-term growth opportunities because of the increasing semiconductor content in these markets. In 2025, approximately 75% of TI's revenue came from industrial, automotive and data center markets.

- TI's revenue continues to come from a diverse base of thousands of applications. This is an intentional strategy that prevents dependence on a single market, customer or product.

- TI's internal capability to develop process technology and manufacture semiconductors remains a competitive advantage by providing lower costs and greater control of the supply chain. In 2025, the company continued to invest in long-term 300mm wafer capacity to support customer demand over time. The company continued to qualify and ramp production at its 300mm wafer fabs in Richardson, Texas, Lehi, Utah and Sherman, Texas.

- The company continues to further strengthen and extend its reach of market channels. In 2025, more than 80% of the company's revenue was direct. TI's direct customer relationships provide access to more customers and more of their design projects, leading to opportunities to sell more of our products into each design, and also provide better insight and knowledge of customer needs. The company continues to add new and improved capabilities to directly support our customers, including order fulfillment services, business processes and logistics and e-commerce capabilities.

- In light of the above, the committee determined that TI's strategic position was strengthened by management's decisions and actions in 2025.

*Revenue and operating profit margin*

- *Annual performance*
  - TI's revenue increased in 2025 by 13.0%, and relative performance was above median. It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.
  - Revenues for the company's core businesses of analog and embedded processing increased 15.2% and increased 6.5%, respectively.
  - Operating profit margin was 34.1%, which was below the prior year's margin while remaining above the median comparison with Semiconductor Peers.

- *Three-year performance*
  - Compound annual revenue growth for 2023-2025 was -4.1%, which was below the median for Semiconductor Peers. It is important to note that the median growth rate of Semiconductor Peers includes the benefit of acquisitions, whereas TI's growth rate is entirely organic.
  - Average operating profit margin for 2023-2025 was 37.0%, which was above the median for Semiconductor Peers.

*Total shareholder return (TSR)*

- One-year TSR was -4.5%, below the median for Semiconductor Peers.

- The company returned $6.48 billion to shareholders in 2025 through dividends and share repurchases. The quarterly dividend rate increased 4%, marking 22 consecutive years of dividend increases. The company used $1.48 billion to repurchase 8.5 million shares of stock. Dividend increases and share repurchases are important elements of TI's capital management.

- The balance sheet remained robust, ending the year with total cash (cash and cash equivalents plus short-term investments) of $4.88 billion.

- The three-year compound annual growth rate for TSR was 4.8%, below the median for Semiconductor Peers.

*Performance summary*

| | One-Year | Three-Year |
|---|---|---|
| Revenue growth: total TI | 13.0% | -4.1%  CAGR * |
| Operating profit margin | 34.1% | 37.0%  average |
| Total shareholder return (TSR) ** | -4.5% | 4.8% |

\*    CAGR (compound annual growth rate) is calculated using the formula (Ending Value/ Beginning Value)$^{1/number\ of\ years}$ minus 1.

\*\*    One-year and three-year TSR percentages are obtained from a report generated using a subscription service to Equilar, an executive compensation and corporate governance data firm.

Before setting the bonuses for the named executive officers, the committee considered the officers' individual performance. The performance of Mr. Ilan was judged according to the performance of the company. For the other officers, the committee considered the factors described below in assessing individual performance. In making this assessment, the committee did not apply any formula or performance targets.

Mr. Lizardi is the chief financial officer. The committee noted the financial management of the company.

Mr. Templeton was the chairman of the board and retired from TI on December 31, 2025.

Mr. Kozanian is responsible for our analog signal chain product line within our Analog business. The committee noted the financial performance and strategic position of this product line.

Mr. Ron is responsible for the company's Embedded Processing business. The committee noted the financial performance and strategic position of the operations and product lines for which he was responsible.

The bonuses awarded for 2025 performance are shown in the table below. The differences in the amounts awarded to the named executive officers were primarily the result of differences in the officers' level of responsibility and related performance and the applicable market level of total cash compensation expected to be paid to similarly situated officers at companies within the Comparator Group.

| Officer | 2025 Bonus | 2024 Bonus |
|---|---|---|
| Haviv Ilan | $ 2,625,000 | $ 2,380,000 |
| Rafael Lizardi | $ 1,140,000 | $ 1,035,000 |
| Richard Templeton | — | $ 1,000,000 |
| Hagop Kozanian | $ 1,375,000 | $ 1,250,000 |
| Amichai Ron | $ 1,265,000 | $ 1,150,000 |

*Results of the compensation decisions*

Results of the compensation decisions made by the committee relating to the named executive officers are summarized in the following table. This table is provided as a supplement to the summary compensation table for investors who may find it useful to see the data presented in this form. Although the committee does not target a specific level of total compensation, it considers information similar to that in the table to ensure that the sum of these elements is, in its judgment, in a reasonable range based on market level of pay and consistent with the objectives of the program.

| Officer | Year | Salary (Annual Rate) | Profit Sharing | Bonus | Equity Compensation (Grant Date Fair Value) | Total |
|---|---|---|---|---|---|---|
| Haviv Ilan | 2025 | $ 1,300,000 | $ 246,986 | $ 2,625,000 | $ 18,000,088 | $ 22,172,074 |
| | 2024 | $ 1,250,000 | $ 247,588 | $ 2,380,000 | $ 15,000,084 | $ 18,877,672 |
| | 2023 | $ 1,150,000 | $ 219,917 | $ 2,500,000 | $ 12,000,009 | $ 15,869,926 |
| Rafael Lizardi | 2025 | $ 875,000 | $ 166,298 | $ 1,140,000 | $ 4,800,178 | $ 6,981,476 |
| | 2024 | $ 845,000 | $ 167,911 | $ 1,035,000 | $ 4,800,154 | $ 6,848,065 |
| | 2023 | $ 810,000 | $ 161,333 | $ 1,090,000 | $ 4,800,144 | $ 6,861,477 |
| Richard Templeton | 2025 | $ 600,000 | $ 114,360 | — | $ 7,500,180 | $ 8,214,540 |
| | 2024 | $ 600,000 | $ 119,640 | $ 1,000,000 | $ 7,500,061 | $ 9,219,701 |
| | 2023 | $ 600,000 | $ 161,750 | $ 2,000,000 | $ 17,500,109 | $ 20,261,859 |
| Hagop Kozanian | 2025 | $ 830,000 | $ 157,721 | $ 1,375,000 | $ 5,100,183 | $ 7,462,904 |
| | 2024 | $ 800,000 | $ 159,021 | $ 1,250,000 | $ 5,100,170 | $ 7,309,191 |
| | 2023 | $ 770,000 | $ 153,333 | $ 1,315,000 | $ 5,100,044 | $ 7,338,377 |
| Amichai Ron | 2025 | $ 810,000 | $ 153,910 | $ 1,265,000 | $ 5,100,183 | $ 7,329,093 |
| | 2024 | $ 780,000 | $ 154,867 | $ 1,150,000 | $ 5,100,170 | $ 7,185,037 |
| | 2023 | $ 740,000 | $ 147,333 | $ 1,210,000 | $ 4,800,144 | $ 6,897,477 |

This table shows the annual rate of base salary for each named executive officer. In the summary compensation table, the "Salary" column shows the actual salary paid in the year. Please see Notes 1 and 2 to the summary compensation table for information about how grant date fair value was calculated.

The "Total" for Mr. Ilan for 2025 was higher than 2024 primarily due to higher equity awards in January 2025, while the "Total" for Mr. Templeton was lower due to a decrease in performance bonus for 2025.

The compensation decisions shown above resulted in the following 2025 compensation mix for the named executive officers:



\*     Average data for the named executive officers other than Mr. Ilan

*Equity dilution*

The compensation committee's goal is to keep net annual dilution from equity compensation under 2%. "Net annual dilution" means the number of shares under equity awards granted by the committee each year to all employees (net of award forfeitures) as a percentage of the shares of the company's outstanding common stock. Equity awards granted in 2025 resulted in 0.5% net annual dilution.

*Process for equity grants*

The compensation committee makes grant decisions for its annual grant of equity compensation at its January meeting each year. The dates on which these meetings occur are generally set three years in advance, and as a result, the timing of the corresponding equity grants is generally known three years in advance. The January meetings of the board and the committee generally occur in the week or two before we announce our financial results for the previous quarter and year.

On occasion, the committee may grant stock options or restricted stock units to executives at times other than January. For example, it has done so in connection with job promotions and for purposes of retention.

We do not backdate stock options or restricted stock units. We do not accelerate or delay the release of information due to plans for making equity grants.

If the committee meeting falls in the same month as the release of the company's financial results, in order to avoid any potential impact of such results on the value of an award, the committee's general practice is to make grants effective on the later to occur of (i) the second trading day after the results have been released or other information has been publicly disclosed or (ii) the meeting day. In other months, its practice is to make them effective on the day of committee action. The exercise price of stock options is the closing price of TI stock on the effective date of the grant.

*Recoupment policy*

The company has a policy concerning recoupment ("clawback") of executive compensation in accordance with the regulations mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, in the event the company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under securities laws, the committee shall seek to recover incentive-based compensation received by any executive officer during the three fiscal years immediately preceding the date that such a restatement is required in excess of the amount of incentive-based compensation that otherwise would have been received by the executive officer had such compensation been determined based on the restated financial results. In addition, the committee may determine whether and to what extent additional recoupment of any executive compensation is appropriate, including with respect to fraud or willful misconduct.

*Most recent stockholder advisory vote on executive compensation*

In April 2025, our shareholders cast an advisory vote on the company's executive compensation decisions and policies as disclosed in the proxy statement issued by the company in March 2025. Approximately 87% of the shares voted on the matter were cast in support of the compensation decisions and policies as disclosed. The committee considered this result and determined that it was not necessary at this time to make any material changes to the company's compensation policies and practices in response to the advisory vote.

*Benefits*

<u>Retirement plans</u>
The executive officers participate in our retirement plans under the same rules that apply to other U.S. employees. We maintain these plans to have a competitive benefits program and for retention.

We have a U.S. qualified defined benefit pension plan that was closed to new participants in 1997. Then-current participants were given the choice to continue participating in the plan or to have their plan benefits frozen (i.e., no benefit increase attributable to years of service or change in eligible earnings) and begin participating in an enhanced defined contribution plan. Mr. Templeton chose to have his benefits frozen. The other named executive officers joined the company after 1997 and are not eligible to participate in the defined benefit plan.

The Internal Revenue Code (IRC) imposes certain limits on the retirement benefits that may be provided under a qualified plan. To maintain the desired level of benefits, we have non-qualified defined benefit pension plans for participants in the qualified pension plan. Under the non-qualified plans, participants receive benefits that would ordinarily be paid under the qualified pension plan but for the limitations under the IRC. For additional information about the defined benefit plans, please see "2025 pension benefits."

In general, if an employee who participates in the pension plan (including an employee whose benefits are frozen as described above) dies after having met the requirements for normal or early retirement, his or her beneficiary will receive a benefit equal to the lump-sum amount that the participant would have received if he or she had retired before death. Having reached the age of 65, Mr. Templeton was eligible for normal retirement under the pension plans.

All employees who are not accruing benefits in the qualified pension plan are eligible to participate in a defined contribution plan that provides employer matching contributions. All named executive officers participate. This plan provides for (i) a fixed employer contribution plus an employer matching contribution for employees hired on or before December 31, 2003, or (ii) an employer matching contribution for employees hired after December 31, 2003.

The committee considers the potential effect on the executives' retirement benefits when it sets salary and performance bonus levels.

*Deferred compensation*
Any U.S. employee whose base salary and management responsibility exceed a certain level may defer the receipt of a portion of his or her salary, bonus and profit sharing. Rules of the U.S. Department of Labor require that this plan be limited to a select group of management or highly compensated employees. The plan allows employees to defer the receipt of their compensation in a tax-efficient manner. Eligible employees include, but are not limited to, the executive officers. We have the plan to be competitive with the benefits packages offered by other companies.

The executive officers' deferred compensation account balances are unsecured, and all amounts remain part of the company's operating assets. The value of the deferred amounts tracks the performance of investment alternatives selected by the participant. These alternatives are identical to those offered to participants in the defined contribution plans described above. The company does not guarantee any minimum return on the amounts deferred. In accordance with SEC rules, no earnings on deferred compensation are shown in the summary compensation table for 2025 because no "above market" rates were earned on deferred amounts in that year.

*Employee stock purchase plan*
We have an employee stock purchase plan. Under the plan, which our shareholders approved, all employees in the U.S. and certain other countries may purchase a limited number of shares of the company's common stock at a 15% discount. The plan is designed to offer the broad-based employee population an opportunity to acquire an equity interest in the company and thereby align their interests with those of shareholders. Consistent with our general approach to benefit programs, executive officers are also eligible to participate.

*Health-related benefits*
Executive officers are eligible under the same plans as all other U.S. employees for medical, dental, vision, disability and life insurance. These benefits are intended to be competitive with benefits offered in the semiconductor industry.

*Other benefits*
Executive officers receive only a few benefits that are not available to all other U.S. employees. They are eligible for a company-paid physical and financial counseling. In addition, the board of directors has determined that for security reasons, it is in the company's interest to require Mr. Ilan to use company aircraft for personal air travel and to provide security services to Mr. Ilan. Please see Note 4 to the summary compensation table for 2025 and "Potential payments upon termination or change in control – Termination – Perquisites" for further details. The company provides no tax gross-ups for perquisites to any of the executive officers.

*Compensation following employment termination or change in control*

None of the executive officers has an employment contract. Executive officers are eligible for benefits on the same terms as other U.S. employees upon termination of employment or a change in control of the company. The current programs are described under "Potential payments upon termination or change in control." None of the few additional benefits that the executive officers receive continue after termination of employment, except that financial counseling is provided for a transition period following retirement. The committee reviews the potential impact of these programs before finalizing the annual compensation for the named executive officers. The committee did not raise or lower compensation for 2025 based on this review.

The Texas Instruments 2024 Long-Term Incentive Plan generally establishes double-trigger change in control terms. Under those terms, options become fully exercisable and shares are issued under restricted stock unit awards (to the extent permitted by Section 409A of the IRC) if the grantee is involuntarily terminated within 24 months after a change in control of TI. These terms are intended to encourage employees to remain with the company through a transaction while reducing employee uncertainty and distraction in the period leading up to any such event.

*Stock ownership guidelines and policy against hedging*

Our board of directors has established stock ownership guidelines for executive officers. The guideline for the CEO is six times base salary, and the guideline for other executive officers is three times base salary. Executive officers have five years from their election as executive officers to reach these targets. Directly owned shares and restricted stock units count toward satisfying the guidelines.

Short sales of TI stock by our executive officers are prohibited. It is against TI policy for any employee, including an executive officer, to engage in trading in "puts" (options to sell at a fixed price), "calls" (similar options to buy) or other options or hedging techniques on TI stock.

*Consideration of tax and accounting treatment of compensation*

Current tax law limits the tax deductibility of annual compensation paid to any publicly held corporation's "covered employees," which includes all of our named executive officers. The compensation committee considers the impact of this deductibility limit as one factor in its determination of compensation.

When setting equity compensation, the committee considers the cost for financial reporting purposes of equity compensation it intends to grant. Its consideration of the cost of grants made in 2025 is discussed under "Analysis of compensation determinations – Equity compensation."

## Compensation committee report

The compensation committee of the board of directors has furnished the following report:

The committee has reviewed and discussed the Compensation Discussion and Analysis with the company's management. Based on that review and discussion, the committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K for 2025 and the company's proxy statement for the 2026 annual meeting of stockholders.

Martin Craighead, Chair          Mark Blinn          Carrie Cox          Ronald Kirk

## 2025 compensation tables

### 2025 summary compensation table

The table below shows the compensation of the named executive officers for services in all capacities to the company in 2025.

| Name and Principal Position | Year | Salary | Bonus | Stock Awards (1) | Option Awards (2) | Non-Equity Incentive Plan Compen-sation (3) | Change in Pension Value and Non-qualified Deferred Compen-sation Earnings (4) | All Other Compen-sation (5) | Total |
|---|---|---|---|---|---|---|---|---|---|
| Haviv Ilan | 2025 | $1,295,833 | $2,625,000 | $9,000,071 | $9,000,017 | $ 246,986 | — | $501,602 | $22,669,509 |
| Director, President & | 2024 | $1,241,667 | $2,380,000 | $7,500,081 | $7,500,003 | $ 247,588 | — | $192,180 | $19,061,519 |
| Chief Executive Officer | 2023 | $1,099,583 | $2,500,000 | $6,000,008 | $6,000,001 | $ 219,917 | — | $379,528 | $16,199,037 |
| | | | | | | | | | |
| Rafael Lizardi | 2025 | $ 872,500 | $1,140,000 | $2,400,156 | $2,400,022 | $ 166,298 | — | $134,143 | $ 7,113,119 |
| Senior Vice President & | 2024 | $ 842,083 | $1,035,000 | $2,400,133 | $2,400,021 | $ 167,911 | — | $138,311 | $ 6,983,459 |
| Chief Financial Officer | 2023 | $ 806,667 | $1,090,000 | $2,400,143 | $2,400,001 | $ 161,333 | — | $136,074 | $ 6,994,218 |
| | | | | | | | | | |
| Richard Templeton | 2025 | $ 600,000 | — | $3,750,139 | $3,750,041 | $ 114,360 | — | $ 73,831 | $ 8,288,371 |
| Chairman of the board | 2024 | $ 600,000 | $1,000,000 | $3,750,041 | $3,750,020 | $ 119,640 | — | $268,156 | $ 9,487,857 |
| | 2023 | $ 808,750 | $2,000,000 | $8,750,092 | $8,750,017 | $ 161,750 | — | $421,709 | $20,892,318 |
| | | | | | | | | | |
| Hagop Kozanian | 2025 | $ 827,500 | $1,375,000 | $2,550,154 | $2,550,029 | $ 157,721 | — | $ 37,725 | $ 7,498,129 |
| Senior Vice President | 2024 | $ 797,500 | $1,250,000 | $2,550,141 | $2,550,029 | $ 159,021 | — | $ 36,825 | $ 7,343,516 |
| | 2023 | $ 766,667 | $1,315,000 | $2,550,043 | $2,550,001 | $ 153,333 | — | $ 89,216 | $ 7,424,260 |
| | | | | | | | | | |
| Amichai Ron | 2025 | $ 807,500 | $1,265,000 | $2,550,154 | $2,550,029 | $ 153,910 | — | $102,235 | $ 7,428,828 |
| Senior Vice President | 2024 | $ 776,667 | $1,150,000 | $2,550,141 | $2,550,029 | $ 154,867 | — | $ 79,893 | $ 7,261,597 |
| | 2023 | $ 736,667 | $1,210,000 | $2,400,143 | $2,400,001 | $ 147,333 | — | $ 82,075 | $ 6,976,219 |

(1)   Shown is the aggregate grant date fair value of restricted stock unit (RSU) awards calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2025 appears in Note 3 to the 2025 financial statements. For a description of the grant terms, see the discussion following the outstanding equity awards at fiscal year-end 2025 table. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2024 and 2023 appears in Note 3 to the financial statements in TI's annual report on Form 10-K for the year ended December 31, 2024 (2024 financial statements) and the financial statements in TI's annual report on Form 10-K for the year ended December 31, 2023 (2023 financial statements).

(2)   Shown is the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of the valuation of options granted in 2025 appears in Note 3 to the 2025 financial statements. For a description of the grant terms, see the discussion following the outstanding equity awards at fiscal year-end 2025 table. The discussion of the assumptions used for purposes of the valuation of the awards granted in 2024 and 2023 appears in Note 3 to the 2024 and 2023 financial statements.

(3) Consists of the profit sharing amount paid to each of the named executive officers for 2025.

(4) The company does not pay above-market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. The amounts in this column represent the change in the actuarial value of the named executive officers' benefits under the qualified defined benefit pension plan (TI Employees Pension Plan) and the non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan and TI Employees Non-Qualified Pension Plan II) from December 31, 2024, through December 31, 2025. This "change in the actuarial value" is the difference between the 2024 and 2025 present value of the pension benefit accumulated as of year-end by the named executive officer, assuming that benefit is not paid until age 65. Mr. Templeton's benefits under the company's pension plans were frozen as of December 31, 1997. Messrs. Lizardi, Ilan, Kozanian and Ron do not participate in any of the company's defined benefit pension plans.

(5) Includes (i) the amounts in the table below, which result from programs available to all eligible U.S. employees, and (ii) perquisites and personal benefits that meet the disclosure thresholds established by the SEC and are detailed in the paragraph below.

| Name | 401(k) Contribution | Defined Contribution Retirement Plan (a) |
|---|---|---|
| Haviv Ilan | $ 14,000 | $ 126,663 |
| Rafael Lizardi | $ 14,000 | $ 101,731 |
| Richard Templeton | $ 14,000 | $ 41,200 |
| Hagop Kozanian | $ 14,000 | $ 9,200 |
| Amichai Ron | $ 14,000 | $ 69,460 |

(a) Consists of (i) contributions under the company's enhanced defined contribution retirement plan of $7,000 for Messrs. Templeton and Lizardi and (ii) an additional amount of $34,200 for Mr. Templeton, $94,731 for Mr. Lizardi, $126,663 for Mr. Ilan, $9,200 for Mr. Kozanian and $69,460 for Mr. Ron, applied by TI to offset IRC limitations on amounts that could be contributed to the enhanced defined contribution retirement plan, which amount is also shown in the 2025 non-qualified deferred compensation table.

The perquisites and personal benefits for 2025 are $360,939 for Mr. Ilan, consisting of financial counseling, an executive physical and personal use of company aircraft ($341,775), $18,412 for Mr. Lizardi, consisting of financial counseling and an executive physical, $18,631 for Mr. Templeton, consisting of financial counseling and an executive physical, $14,525 for Mr. Kozanian, consisting of financial counseling, and $18,775 for Mr. Ron, consisting of financial counseling and an executive physical. The aggregate incremental cost to the company for personal use of company aircraft is calculated using a method that takes into account the cost of fuel, trip-related maintenance and crew travel expenses, as well as other variable costs. Because the aircraft is used primarily for business travel, the calculation does not include fixed costs.

## Grants of plan-based awards in 2025

The following table shows the grants of plan-based awards to the named executive officers in 2025.

| Name | Grant Date | Date of Committee Action | All Other Stock Awards: Number of Shares of Stock or Units (2) | All Other Option Awards: Number of Securities Underlying Options (3) | Exercise or Base Price of Option Awards ($/Sh) (4) | Grant Date Fair Value of Stock and Option Awards (5) |
|------|-----------|--------------------------|------------------|------------------|------------------|------------------|
| Haviv Ilan | 1/27/2025 (1) | 1/16/2025 | | 199,671 | $ 187.03 | $ 9,000,017 |
| | 1/27/2025 (1) | 1/16/2025 | 48,121 | | | $ 9,000,071 |
| Rafael Lizardi | 1/27/2025 (1) | 1/16/2025 | | 53,246 | $ 187.03 | $ 2,400,022 |
| | 1/27/2025 (1) | 1/16/2025 | 12,833 | | | $ 2,400,156 |
| Richard Templeton | 1/27/2025 (1) | 1/16/2025 | | 83,197 | $ 187.03 | $ 3,750,041 |
| | 1/27/2025 (1) | 1/16/2025 | 20,051 | | | $ 3,750,139 |
| Hagop Kozanian | 1/27/2025 (1) | 1/16/2025 | | 56,574 | $ 187.03 | $ 2,550,029 |
| | 1/27/2025 (1) | 1/16/2025 | 13,635 | | | $ 2,550,154 |
| Amichai Ron | 1/27/2025 (1) | 1/16/2025 | | 56,574 | $ 187.03 | $ 2,550,029 |
| | 1/27/2025 (1) | 1/16/2025 | 13,635 | | | $ 2,550,154 |

(1)   In accordance with the grant policy of the compensation committee of the board (described under "Process for equity grants"), the grants became effective on the second trading day after the company released its financial results for the fourth quarter and year 2024. The company released these results on January 23, 2025.

(2)   The stock awards granted to the named executive officers in 2025 were RSU awards. These awards were made under the company's 2024 Long-Term Incentive Plan. For information on the terms and conditions of these RSU awards, see the discussion following the outstanding equity awards at fiscal year-end 2025 table.

(3)   The options were granted under the company's 2024 Long-Term Incentive Plan. For information on the terms and conditions of these options, see the discussion following the outstanding equity awards at fiscal year-end 2025 table.

(4)   The exercise price of the options is the closing price of TI common stock on January 27, 2025.

(5)   Shown is the aggregate grant date fair value computed in accordance with ASC 718 for stock and option awards in 2025. The discussion of the assumptions used for purposes of the valuation appears in Note 3 to the 2025 financial statements.

None of the options or other equity awards granted to the named executive officers was repriced or modified by the company.

For additional information regarding TI's equity compensation grant practices, see the Compensation Discussion and Analysis.

## Outstanding equity awards at fiscal year-end 2025

The following table shows the outstanding equity awards for each of the named executive officers as of December 31, 2025.

| Name | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested (1) |
| Haviv Ilan | — | 199,671 (2) | $ 187.03 | 1/27/2035 | 48,121 (6) | $ 8,348,512 |
| | 49,997 | 149,992 (3) | $ 167.42 | 1/25/2034 | 44,798 (7) | $ 7,772,005 |
| | 64,780 | 64,780 (4) | $ 174.10 | 1/26/2033 | 34,463 (8) | $ 5,978,986 |
| | 84,790 | 28,264 (5) | $ 174.81 | 1/27/2032 | 25,743 (9) | $ 4,466,153 |
| | 85,996 | — | $ 169.23 | 1/28/2031 | — | — |
| | 87,998 | — | $ 130.52 | 1/24/2030 | — | — |
| | 86,122 | — | $ 104.41 | 1/25/2029 | — | — |
| | 81,828 | — | $ 110.15 | 1/25/2028 | — | — |
| | 20,000 | — | $ 79.26 | 1/26/2027 | — | — |
| | | | | | | |
| Rafael Lizardi | — | 53,246 (2) | $ 187.03 | 1/27/2035 | 12,833 (6) | $ 2,226,397 |
| | 15,999 | 47,998 (3) | $ 167.42 | 1/25/2034 | 14,336 (7) | $ 2,487,153 |
| | 25,912 | 25,912 (4) | $ 174.10 | 1/26/2033 | 13,786 (8) | $ 2,391,733 |
| | 35,800 | 11,934 (5) | $ 174.81 | 1/27/2032 | 10,869 (9) | $ 1,885,663 |
| | 40,541 | — | $ 169.23 | 1/28/2031 | — | — |
| | 64,532 | — | $ 130.52 | 1/24/2030 | — | — |
| | | | | | | |
| Richard Templeton | — | 83,197 (2) | $ 187.03 | 1/27/2035 | 20,051 (6) | $ 3,478,648 |
| | 24,998 | 74,997 (3) | $ 167.42 | 1/25/2034 | 22,399 (7) | $ 3,886,003 |
| | 94,471 | 94,471 (4) | $ 174.10 | 1/26/2033 | 50,259 (8) | $ 8,719,434 |
| | 141,317 | 47,106 (5) | $ 174.81 | 1/27/2032 | 42,904 (9) | $ 7,443,415 |
| | 159,706 | — | $ 169.23 | 1/28/2031 | — | — |
| | 254,216 | — | $ 130.52 | 1/24/2030 | — | — |
| | 294,627 | — | $ 104.41 | 1/25/2029 | — | — |
| | 258,403 | — | $ 110.15 | 1/25/2028 | — | — |
| | 333,615 | — | $ 79.26 | 1/26/2027 | — | — |
| | | | | | | |
| Hagop Kozanian | — | 56,574 (2) | $ 187.03 | 1/27/2035 | 13,635 (6) | $ 2,365,536 |
| | 16,999 | 50,998 (3) | $ 167.42 | 1/25/2034 | 15,232 (7) | $ 2,642,600 |
| | 27,531 | 27,532 (4) | $ 174.10 | 1/26/2033 | 14,647 (8) | $ 2,541,108 |
| | 41,453 | 13,818 (5) | $ 174.81 | 1/27/2032 | 12,586 (9) | $ 2,183,545 |
| | 46,684 | — | $ 169.23 | 1/28/2031 | — | — |
| | 29,333 | — | $ 130.52 | 1/24/2030 | — | — |
| | 11,332 | — | $ 104.41 | 1/25/2029 | — | — |
| | | | | | | |
| Amichai Ron | — | 56,574 (2) | $ 187.03 | 1/27/2035 | 13,635 (6) | $ 2,365,536 |
| | 16,999 | 50,998 (3) | $ 167.42 | 1/25/2034 | 15,232 (7) | $ 2,642,600 |
| | 25,912 | 25,912 (4) | $ 174.10 | 1/26/2033 | 13,786 (8) | $ 2,391,733 |
| | 37,684 | 12,562 (5) | $ 174.81 | 1/27/2032 | 11,441 (9) | $ 1,984,899 |
| | 36,856 | — | $ 169.23 | 1/28/2031 | — | — |
| | 39,111 | — | $ 130.52 | 1/24/2030 | — | — |
| | 15,865 | — | $ 104.41 | 1/25/2029 | — | — |

(1)    Calculated by multiplying the number of RSUs by the closing price of TI common stock on December 31, 2025 ($173.49).

(2)    One quarter of the shares became exercisable on January 27, 2026, and one third of the remaining shares become exercisable on each of January 27, 2027, January 27, 2028, January 27, 2029.

(3)    One third of the shares became exercisable on January 26, 2026, and one-half of the remaining shares become exercisable on each of January 26, 2027, January 26, 2028.

(4)    One half of the shares became exercisable on January 27, 2025, and the remaining one half become exercisable on January 27, 2027.

(5)    Became fully exercisable on January 30, 2026.

(6)    Vesting date is January 31, 2029.

(7)    Vesting date is January 31, 2028.

(8)    Vesting date is January 29, 2027.

(9)    Vested on January 30, 2026.

*Option awards*

The "Option Awards" shown in the table above are non-qualified stock options, each of which represents the right to purchase shares of TI common stock at the stated exercise price. The exercise price is the closing price of TI common stock on the grant date. The term of each option is 10 years unless the option is terminated earlier pursuant to provisions summarized in the chart below and in the paragraph following the chart. Options become exercisable in increments of 25% per year beginning on the first anniversary of the date of the grant. The chart below shows the termination provisions relating to stock options outstanding as of December 31, 2025. The compensation committee of the board of directors established these termination provisions to promote employee retention while offering competitive terms.

|  | Employment Termination due to Death or Permanent Disability or at Least Six Months after Grant When Retirement Eligible * | Employment Termination for Cause | Other Circumstances of Employment Termination |
|---|---|---|---|
| **Unexercisable portion of option** | Continues | Stops | Stops |
| **Exercisable portion of option** | Remains exercisable to end of term | Terminates | Remains exercisable for 30 days |

*    Retirement eligibility is defined for purposes of equity awards as at least age 55 with 10 or more years of TI service or at least age 65.

Options may be canceled if, during the two years after employment termination, the grantee competes with TI or solicits TI employees to work for another company or if the grantee discloses TI trade secrets. In addition, for options received while the grantee was an executive officer, the company may reclaim (or "clawback") profits earned under grants if the officer engages in such conduct. These provisions are intended to strengthen retention and provide a reasonable remedy to TI in case of competition, solicitation of our employees or disclosure of our confidential information.

Options become fully vested if the grantee is involuntarily terminated from employment with TI (other than for cause) within 24 months after a change in control of TI. "Change in control" is defined as provided in the Texas Instruments 2024 Long-Term Incentive Plan and occurs upon (i) acquisition of more than 50% of the voting stock or at least 80% of the assets of TI or (ii) change of a majority of the board of directors in a 12-month period unless a majority of the directors then in office endorsed the appointment or election of the new directors ("Plan definition"). These terms are intended to reduce employee uncertainty and distraction in the period leading up to a change in control, if such an event were to occur.

*Stock awards*

The "Stock Awards" column in the table of outstanding equity awards at fiscal year-end 2025 are RSU awards. Each RSU represents the right to receive one share of TI common stock on a stated date (the "vesting date") unless the award is terminated earlier under terms summarized below. In general, the vesting date is approximately four years after the grant date. Each RSU includes the right to receive dividend equivalents, which are paid annually in cash at a rate equal to the amount paid to stockholders in dividends.

The table below shows the termination provisions of RSUs outstanding as of December 31, 2025.

| Employment Termination Due to Death or Permanent Disability or at Least Six Months after Grant When Retirement Eligible | Employment Termination For Cause | Other Circumstances of Employment Termination |
|---|---|---|
| Vesting continues; shares are paid at the scheduled vesting date | Grant cancels; no shares are issued | Grant cancels; no shares are issued |

These termination provisions are intended to promote retention. All RSU awards contain cancellation and clawback provisions like those described above for stock options. The terms provide that, to the extent permitted by Section 409A of the IRC, the award vests upon involuntary termination of TI employment within 24 months after a change in control. Change in control is the Plan definition. These cancellation, clawback and change in control terms are intended to conform RSU terms with those of stock options (to the extent permitted by the IRC) and to achieve the objectives described above in the discussion of stock options.

In addition to the "Stock Awards" shown in the outstanding equity awards at fiscal year-end 2025 table, Mr. Templeton holds an award of RSUs that was granted in 1995. The award, for 120,000 shares of TI common stock, vested in 2000. Under the award terms, the shares will be issued to Mr. Templeton in March of the year after his termination of employment for any reason. These terms were designed to provide a tax benefit to the company by postponing the related compensation expense until it was likely to be fully deductible. In accordance with SEC requirements, this award is reflected in the 2025 non-qualified deferred compensation table.

## 2025 option exercises and stock vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the named executive officers in 2025 and the value of any RSUs that vested in 2025. For option exercises, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of TI common stock on the exercise date. For RSUs, the value realized is calculated by multiplying the number of RSUs that vested by the market price of TI common stock on the vesting date.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise | Value Realized on Exercise | Number of Shares Acquired on Vesting | Value Realized on Vesting |
| Haviv Ilan | — | — | 20,682 | $3,831,754 |
| Rafael Lizardi | — | — | 9,751 | $1,806,568 |
| Richard Templeton | 489,557 | $72,436,742 | 38,410 | $7,116,221 |
| Hagop Kozanian | — | — | 11,228 | $2,080,212 |
| Amichai Ron | — | — | 8,864 | $1,642,233 |

## 2025 pension benefits

The following table shows the present value as of December 31, 2025, of the benefit of the named executive officers under our qualified defined benefit pension plan (TI Employees Pension Plan) and non-qualified defined benefit pension plans (TI Employees Non-Qualified Pension Plan (which governs amounts earned before 2005) and TI Employees Non-Qualified Pension Plan II (which governs amounts earned after 2004)). Employees who joined U.S. payroll after November 30, 1997, are not eligible to participate in the plans. See "Benefits – Retirement plans" for a discussion of the purpose of the plans.

| Name (1) | Plan Name | Number of Years Credited Service (3) | Present Value of Accumulated Benefit (4) | Payments During Last Fiscal Year |
|---|---|---|---|---|
| Richard Templeton (2) | TI Employees Pension Plan | 16 | $ 824,815 | — |
| | TI Employees Non-Qualified Pension Plan | 16 | $ 613,870 | — |
| | TI Employees Non-Qualified Pension Plan II | 16 | — | — |

(1)   Messrs. Lizardi, Ilan, Kozanian and Ron do not participate in any of the company's defined benefit pension plans because they joined TI after these plans were closed to new participants.

(2)   Mr. Templeton's accrued pension benefits under the qualified and non-qualified plans were frozen (i.e., they will experience no increase attributable to years of service or change in eligible earnings) as of December 31, 1997.

(3)   Credited service began on the date the officer became eligible to participate in the plan. Eligibility to participate began on the earlier of 18 months of employment or January 1 following the completion of one year of employment. Accordingly, Mr. Templeton had been employed by TI for longer than the years of credited service shown in the preceding table.

(4)   The assumptions and valuation methods used to calculate the present value of the accumulated pension benefits shown are the same as those used by TI for financial reporting purposes and are described in Note 7 to the 2025 financial statements.

### TI Employees Pension Plan

The TI Employees Pension Plan is a qualified defined benefit pension plan. Employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in this plan. Plan participants are eligible for normal retirement under the terms of the plan at 65 years of age with one year of credited service. As of December 31, 2025, Mr. Templeton was eligible for normal retirement.

Participants may request payment of accrued benefits at termination or any time thereafter. Participants may choose a lump-sum payment or one of six forms of annuity. Participants who do not request payment will begin to receive benefits in April of the year after reaching the age of 73 in the form of annuity required under the IRC.

The pension formula for the qualified plan is intended to provide a participant with an annual retirement benefit equal to 1.5% multiplied by the product of (i) years of credited service and (ii) the average of the five highest consecutive years of the participant's base salary plus bonus up to a limit imposed by the IRS, less a percentage (based on the participant's year of birth, when the participant elects to retire and the participant's years of service with TI) of the amount of compensation on which the participant's Social Security benefit is based.

The benefit payable in the event of death is based on salary and bonus, years of credited service and age at the time of death, and may be in the form of a lump sum or annuity at the election of the beneficiary. The plan provides that the beneficiary receives 50% of the participant's accrued benefit, reduced by the age-applicable joint and 50% survivor factor. The earliest date of payment is the first day of the second calendar month following the month of death.

*TI employees non-qualified pension plans*

TI has two non-qualified pension plans: the TI Employees Non-Qualified Pension Plan (Plan I), which governs amounts earned before 2005; and the TI Employees Non-Qualified Pension Plan II (Plan II), which governs amounts earned after 2004. Employees who joined the U.S. payroll after November 30, 1997, are not eligible to participate in Plan I or Plan II. Eligibility for normal retirement under these plans is the same as under the qualified plan (see above). Benefits are paid in a lump sum.

A participant's benefits under Plan I and Plan II are calculated using the same formula as described above for the TI Employees Pension Plan. Once this non-qualified benefit amount has been determined using the formula described above, the individual's qualified benefit is subtracted from it. The resulting difference is multiplied by an age-based factor to obtain the amount of the lump-sum benefit payable to an individual under the non-qualified plans.

Amounts under Plan I will be distributed when payment of the participant's benefit under the qualified pension plan commences. Amounts under Plan II will be distributed subject to the requirements of Section 409A of the IRC, which requires that they not receive any lump-sum distribution payment before the first day of the seventh month following termination of employment.

In the event of death, payment under both plans is based on salary and bonus, years of credited service and age at the time of death and will be in the form of a lump sum. The plan provides that the beneficiary receives 50% of the participant's accrued benefit, reduced by the age-applicable joint and 50% survivor factor. The earliest date of payment is the first day of the second calendar month following the month of death.

Balances in the plans are unsecured obligations of the company. For amounts under Plan I, in the event of a change in control, the present value of the individual's benefit would be paid not later than the month following the month in which the change in control occurred. For such amounts, "change in control" is defined as (i) acquisition of 20% of TI common stock other than through a transaction approved by the board of directors or (ii) change of a majority of the board of directors in a 24-month period unless a majority of the directors then in office have elected or nominated the new directors. For all amounts accrued under this plan, if a sale of substantially all of the assets of the company occurred, the present value of the individual's benefit would be distributed in a lump sum as soon as reasonably practicable following the sale of assets. For amounts under Plan II, no distribution of benefits is triggered by a change in control.

*TI employees survivor benefits*

TI's qualified and non-qualified pension plans provide that upon the death of a retirement-eligible employee, the employee's beneficiary receives a payment equal to half of the benefit to which the employee would have been entitled under the pension plans had the employee retired instead of died. We also have a survivor benefit plan that pays the beneficiary a lump sum that, when added to the reduced amounts the beneficiary receives under the pension plans, equals the benefit the employee would have been entitled to receive had the employee retired instead of died. Because Mr. Templeton was eligible for retirement as of December 31, 2025, his beneficiaries would be eligible for benefits under the survivor benefit plan if he were to die.

2025 non-qualified deferred compensation

The following table shows contributions to each named executive officer's deferred compensation account in 2025 and the aggregate amount of his deferred compensation as of December 31, 2025.

| Name | Executive Contributions in Last FY (1) | Registrant Contributions in Last FY (2) | Aggregate Earnings in Last FY | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE (5) |
|---|---|---|---|---|---|
| Haviv Ilan | $ 144,917 | $ 126,663 | $ 396,685 | $ 322,803 | $ 3,317,345 |
| Rafael Lizardi | $ 69,800 | $ 94,731 | $ 105,981 | $ 300,461 | $ 555,232 |
| Richard Templeton | — | $ 34,200 | $ 2,369,559 (3) | $1,247,148 (4) | $19,756,971 (6) |
| Hagop Kozanian | — | $ 9,200 | $ 1,972 | $ 137,558 | $ 22,863 |
| Amichai Ron | $ 195,730 | $ 69,460 | $ 188,357 | — | $ 1,289,578 |

(1) Amounts shown for Mr. Ilan include a portion of his bonus and salary paid in 2025, for Mr. Lizardi a portion of his salary paid in 2025 and for Mr. Ron a portion of his bonus paid in 2025.

(2) Company matching contributions pursuant to the defined contribution plan. These amounts are included in the "All Other Compensation" column of the 2025 summary compensation table.

(3) Consists of (i) $660,000 in dividend equivalents paid under the 120,000-share 1995 RSU award previously discussed, settlement of which has been deferred until after termination of employment; (ii) a $1,682,400 decrease in the value of the RSU award (calculated by subtracting the value of the award at year-end 2024 from the value of the award at year-end 2025 (in both cases, the number of RSUs is multiplied by the closing price of TI common stock on the last trading date of the year)); and (iii) a $27,159 gain in Mr. Templeton's deferred compensation account in 2025. Dividend equivalents are paid at the same rate as dividends on TI common stock.

(4) Consists of dividend equivalents paid on the RSU award discussed in Note 3 and a $587,148 deferred compensation plan account distribution.

(5) All amounts contributed by a named executive officer and by the company in prior years have been reported in the summary compensation table in previously filed proxy statements in the year earned to the extent he was a named executive officer for purposes of the SEC's executive compensation disclosure.

(6) Of this amount, $20,818,800 is attributable to Mr. Templeton's 1995 RSU award, calculated as described in Note 3. The remainder is the balance of his deferred compensation account.

An employee's deferred compensation account contains eligible compensation the employee has elected to defer and contributions by the company that are in excess of the IRS limits on (i) contributions the company may make to the enhanced defined contribution plan and (ii) matching contributions the company may make related to compensation the executive officer deferred into his deferred compensation account.

Participants in the deferred compensation plan may choose to defer up to (i) 25% of their base salary, (ii) 90% of their performance bonus and (iii) 90% of profit sharing. Elections to defer compensation must be made in the calendar year prior to the year in which the compensation will be earned.

Participants can choose to have their deferred compensation mirror the performance of one or more mutual funds. From among the available investment alternatives, participants may change their instructions relating to their deferred compensation daily. Earnings on a participant's balance are determined solely by the performance of the investments that the participant has chosen. The company does not guarantee any minimum return on investments.

A participant may request distribution from the plan in the case of an unforeseeable emergency, if the requirements of Section 409A of the IRC are met. Otherwise, balances are paid to participants pursuant to their distribution elections and are subject to applicable IRC limitations.

Amounts contributed by the company and amounts earned and deferred by the participant for which there is a valid distribution election on file will be distributed in accordance with the participant's election. Annually, participants may elect separate distribution dates for deferred compensation attributable to a participant's (i) bonus and profit sharing and (ii) salary. Participants may elect that these distributions be in the form of a lump sum or annual installments to be paid out over a period of five or 10 consecutive years. Amounts for which no valid distribution election is on file will be distributed three years from the date of deferral.

In the event of the participant's death, payment will be in the form of a lump sum, and the earliest date of payment is the first day of the second calendar month following the month of death. For any other circumstance resulting in termination of employment, payments are distributed in accordance with the participant's valid distribution election.

Deferred compensation balances are unsecured obligations of the company. For amounts earned and deferred prior to 2010, a change in control does not trigger a distribution under the plan. For amounts earned and deferred after 2009, distribution occurs, to the extent permitted by Section 409A of the IRC, if the participant is involuntarily terminated within 24 months after a change in control. Change in control is the Plan definition.

## Potential payments upon termination or change in control

None of the named executive officers has an employment contract with the company. They are eligible for benefits on generally the same terms as other U.S. employees upon termination of employment or change in control of the company. TI does not reimburse executive officers for any income or excise taxes that are payable by the executive as a result of payments relating to termination or change in control. For a discussion of the impact of these programs on the compensation decisions for 2025, see "Analysis of compensation determinations – Total compensation" and "Compensation following employment termination or change in control."

*Termination*

The following programs may result in payments to a named executive officer whose employment terminates. Most of these programs have been discussed above.

*Bonus*
Our policies concerning bonus and the timing of payments are described under "Compensation philosophy and elements." Whether a bonus would be awarded under other circumstances and in what amount would depend on the facts and circumstances of termination and is subject to the compensation committee's discretion. If awarded, bonuses are paid by the company.

*Qualified and non-qualified defined benefit pension plans*
The purposes of these plans are described under "Benefits - Retirement plans." The formula for determining benefits, the forms of benefit and the timing of payments are described under "2025 pension benefits." The amounts disbursed under the qualified and non-qualified plans are paid, respectively, by the TI Employees Pension Trust and the company.

*Survivor benefit plan*
The purpose of this plan, along with the formula for determining the amount of benefit, the form of benefit and the timing of payments, are described under "2025 pension benefits – TI employees survivor benefits." Amounts distributed are paid by the TI Employees Health Benefit Trust.

*Deferred compensation plan*
The purpose of this plan is described under "Benefits - Deferred Compensation." The amounts payable under this program depend solely on the performance of investments that the participant has chosen. The timing of payments is discussed under "2025 non-qualified deferred compensation" and except in the case of death, payments are made according to the participant's distribution election. Amounts distributed are paid by the company.

*Equity compensation*
Depending on the circumstances of termination, grantees whose employment terminates may retain the right to exercise previously granted stock options and receive shares under outstanding RSU awards as described in the discussion following the outstanding equity awards at fiscal year-end 2025 table. RSU awards include a right to receive dividend equivalents. The dividend equivalents are paid annually by the company in a single cash payment after the last dividend payment of the year.

*Perquisites*
Financial counseling is offered to executive officers for one year following retirement. Otherwise, no perquisites continue after termination of employment.

*Separation agreements*
In the case of a resignation pursuant to a separation agreement, employees above a certain job grade level, including executive officers, might be offered a 12-month paid leave of absence before termination in exchange for a non-compete and non-solicitation commitment and a release of claims against the company. During the leave, the executive officer's stock options will continue to become exercisable and his or her RSUs will continue to vest. Amounts paid to an individual during a paid leave of absence are not counted when calculating benefits under the qualified and non-qualified pension plans.

In the case of a separation agreement in which the executive officer will be at least 50 years old and have at least 10 years of employment with the company on his or her last day of active employment before beginning the paid leave of absence, the separation agreement will typically include an unpaid leave of absence, to commence at the end of the paid leave and end when the executive officer has reached age 55 (bridge to retirement). During the bridge to retirement, stock options will continue to become exercisable, and RSUs will remain in effect.

*Change in control*

Our only program, plan or arrangement providing benefits triggered by a change in control is the TI Employees Non-Qualified Pension Plan. A change in control at December 31, 2025, would have accelerated payment of the balance under that plan. See "2025 pension benefits – TI employees non-qualified pension plans" for a discussion of the purpose of change in control provisions of that plan as well as the circumstances and the timing of payment.

Upon a change in control, there is no acceleration of vesting of stock options and RSUs granted after 2009. Only upon an involuntary termination (not for cause) within 24 months after a change in control of TI will the vesting of such stock options and RSUs accelerate. See the discussion following the outstanding equity awards at fiscal year-end 2025 table for further information concerning change in control provisions relating to stock options and RSUs.

The following table shows the potential payments upon termination or change in control for each of the named executive officers as of December 31, 2025. The amounts reflected below do not include the value of exercisable options. Pension and non-qualified deferred compensation benefits described in "2025 pension benefits" and "2025 non-qualified deferred compensation," respectively, are not included in the following table.

| Form of Compensation | Death or Disability | Involuntary Termination for Cause | Resignation; Involuntary Termination (not for Cause) | Retirement | Involuntary Termination (not for Cause) Following a Change in Control |
|---|---|---|---|---|---|
| **Haviv Ilan** | | | | | |
| RSUs | $ 26,565,656 (1) | — | $ 26,565,656 (1) | $ 26,565,656 (1) | $ 26,565,656 (3) |
| Stock Options | $ 910,451 (2) | — | $ 910,451 (2) | $ 910,451 (2) | $ 910,451 (4) |
| **H. Ilan Total** | **$ 27,476,107** | **—** | **$ 27,476,107** | **$ 27,476,107** | **$ 27,476,107** |
| | | | | | |
| **Rafael Lizardi** | | | | | |
| RSUs | $ 8,990,946 (1) | — | — | — | $ 8,990,946 (3) |
| Stock Options | $ 291,348 (2) | — | — | — | $ 291,348 (4) |
| **R. Lizardi Total** | **$ 9,282,294** | **—** | **—** | **—** | **$ 9,282,294** |
| | | | | | |
| **Richard Templeton** | | | | | |
| RSUs | — | — | — | $ 23,527,499 (1) | — |
| Stock Options | — | — | — | $ 455,232 (2) | — |
| **R. Templeton Total** | **—** | **—** | **—** | **$ 23,982,731** | **—** |
| | | | | | |
| **Hagop Kozanian** | | | | | |
| RSUs | $ 9,732,789 (1) | — | — | — | $ 9,732,789 (3) |
| Stock Options | $ 309,558 (2) | — | — | — | $ 309,558 (4) |
| **H. Kozanian Total** | **$ 10,042,347** | **—** | **—** | **—** | **$ 10,042,347** |
| | | | | | |
| **Amichai Ron** | | | | | |
| RSUs | $ 9,384,768 (1) | — | — | — | $ 9,384,768 (3) |
| Stock Options | $ 309,558 (2) | — | — | — | $ 309,558 (4) |
| **A. Ron Total** | **$ 9,694,326** | **—** | **—** | **—** | **$ 9,694,326** |

(1)     Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 31, 2025 ($173.49). All outstanding RSU awards will continue to vest according to their terms.

(2)     Calculated as the difference between the grant price of all outstanding in-the-money options and the closing price of TI common stock as of December 31, 2025 ($173.49), multiplied by the number of shares under such options as of December 31, 2025. All outstanding unexercisable option awards will continue to become exercisable according to their terms.

(3)     Calculated by multiplying the number of outstanding RSUs by the closing price of TI common stock as of December 31, 2025 ($173.49). RSU awards will become fully vested as a result of the termination.

(4)     Calculated as the difference between the grant price of all outstanding in-the-money options and the closing price of TI common stock as of December 31, 2025 ($173.49), multiplied by the number of shares under such options as of December 31, 2025. Option awards become exercisable as a result of the termination.

## Pay ratio

For 2025, the median of annual total compensation of all employees of our company (other than our CEO) was $83,617. The annual total compensation of our CEO was $22,702,299. Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was approximately 272:1.

There has been no change in the company's employee population or employee compensation arrangements that would result in a significant change in the pay ratio disclosure. Further, there has been no change in the circumstances of the employee identified as the median employee in 2023. Accordingly, the pay ratio calculation has been made using the 2025 compensation for the median employee identified in 2023.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," we used the following methodology and material assumptions, adjustments and estimates to identify the median employee in 2023:

- We selected October 1, 2023, as the date upon which we would identify the "median employee."
- As of this date, our employee population consisted of approximately 34,387 individuals working at the company and consolidated subsidiaries, excluding employees on leaves of absence who are not expected to return to work.
- To identify the "median employee," we used base salary and profit sharing information, each of which is paid to all employees. Salaries were annualized for all permanent employees who were employees for less than the full fiscal year or who were on an unpaid leave of absence during a portion of the year.
- We identified and calculated the elements of the median employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, including the value of the employee's health and welfare benefits (estimated for the employee and the employee's eligible dependents) and retirement-related benefits.
- We applied the exchange rate that we utilize in our payroll system, as of the identification date, to convert foreign currency to U.S. dollars.

The annual total compensation of our CEO is the amount reported in the "Total" column of our 2025 summary compensation table, adding in the value of health and welfare benefits (estimated for our CEO and his eligible dependents) and retirement-related benefits. This resulted in annual total compensation for purposes of determining the ratio in the amount of $22,702,299.

# Pay versus performance

Set forth below are certain disclosures related to executive compensation and company performance using selected financial performance measures required by the SEC. For a discussion of the company's executive compensation policies and programs and an explanation of how executive compensation decisions are made at TI, please refer to the Compensation Discussion and Analysis.

The following table includes a new calculation of compensation, "compensation actually paid," that differs significantly from the way in which the company views annual compensation decisions, as discussed in the Compensation Discussion and Analysis, and from the summary compensation table calculation of compensation.

| Year | Summary Compensation Table Total for PEO (Templeton) (1) | Summary Compensation Table Total for PEO (Ilan) (1) | Compensation Actually Paid to PEO (Templeton) (3) | Compensation Actually Paid to PEO (Ilan) (3) | Average Summary Compensation Table Total for Non-PEO NEOs (2) | Average Compensation Actually Paid to Non-PEO NEOs (3) | Value of Initial Fixed $100 Investment Based on: Total TSR (7) | Value of Initial Fixed $100 Investment Based on: S&P IT Index Total TSR (7) | Net Income (millions) | Operating Profit (millions) |
|---|---|---|---|---|---|---|---|---|---|---|
| 2025 | — | $22,669,509 | — | $17,392,255 (4) | $ 7,582,112 | $ 5,350,969 (5) | $121.78 | $258.38 | $ 5,001 | $ 6,023 |
| 2024 | — | $19,061,519 | — | $25,002,997 | $ 7,769,108 | $10,830,173 | $127.47 | $208.30 | $ 4,799 | $ 5,465 |
| 2023 | $20,892,318 | $16,199,037 | $23,224,692 | $16,399,282 | $ 7,164,737 | $ 7,393,056 | $112.67 | $152.48 | $ 6,510 | $ 7,331 |
| 2022 | $21,629,586 | — | $11,834,806 | — | $ 7,959,226 | $ 5,118,822 | $105.90 | $ 96.60 | $ 8,749 | $ 10,140 |
| 2021 | $19,195,411 | — | $37,422,531 | — | $ 6,903,311 | $11,327,790 | $117.54 | $134.53 | $ 7,769 | $ 8,960 |

(1) Mr. Ilan served as the company's principal executive officer (PEO) for 2025 and 2024. During 2023, Messrs. Ilan and Templeton each served for a period of time as the company's PEO, and Mr. Templeton was the company's PEO for the entirety of 2022 and 2021. Compensation for the PEO reflects the amounts reported in the summary compensation table for Messrs. Ilan and Templeton for the corresponding years in which each served as the company's PEO.

(2) The remaining non-PEO named executive officers for the applicable period are Haviv Ilan (2021-2022), Rafael Lizardi (2021-2025), Richard Templeton (2024-2025), Hagop Kozanian (2021-2025), Amichai Ron (2023-2025) and Kyle Flessner (2021-2023). Compensation for our non-PEO named executive officers reflects the amounts reported in the summary compensation table for the respective years.

(3) Reflects the value of equity calculated in accordance with the SEC methodology for determining compensation actually paid for each year shown. We estimate the fair values for non-qualified stock options using the Black-Scholes-Merton option-pricing model. The assumptions used for purposes of calculating fair values of options as of the vest date or fiscal year-end date are the same as the assumptions used for purposes of calculating the grant date fair value of options, except that we determine expected lives of options based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest date or fiscal year-end date, and the risk-free interest rate is based on the Treasury Constant Maturity rate closest to the remaining expected life, as of the vest date or fiscal year-end date.

(4) Adjustments to total compensation for 2025 as reported in the summary compensation table consist of (i) $18,000,088 deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the summary compensation table; (ii) $15,895,658 increase based on the fair value of equity awards granted in 2025 that remained outstanding and unvested as of December 31, 2025; (iii) $3,854,787 decrease for equity awards granted in prior fiscal years that remained outstanding and unvested as of December 31, 2025, determined based on the change in fair value of such awards from December 31, 2024, to December 31, 2025; (iv) $170,548 decrease for awards granted in prior fiscal years that vested in 2025, determined based on the change in fair value of such awards from December 31, 2024, to the vest date; and (v) $852,511 increase based on dividend equivalents paid on unvested RSUs in 2025.

(5)    Adjustments to the non-PEO named executive officers' average total compensation for 2025 as reported in the summary compensation table consist of (i) $5,625,181 deduction for the average amount reported under the "Stock Awards" and "Option Awards" columns in the summary compensation table; (ii) $4,967,535 increase based on the average fair value of equity awards granted in 2025 that remained outstanding and unvested as of December 31, 2025; (iii) $2,025,499 decrease for equity awards granted in prior fiscal years that remained outstanding and unvested as of December 31, 2025, determined based on the average change in fair value of such awards from December 31, 2024, to December 31, 2025; (iv) $131,019 decrease for awards granted in prior fiscal years that vested in 2025, determined based on the average change in fair value of such awards from December 31, 2024, to the vest date; and (v) $583,021 increase based on the average amount of dividend equivalents paid on unvested RSUs in 2025.

(6)    TSR represents the cumulative TSR for the company and the S&P Information Technology index over a five-year period beginning December 31, 2020, as of the years ended 2025, 2024, 2023, 2022 and 2021. TSR data is obtained from Research Data Group, Inc. (RDG).

*Compensation actually paid compared to TSR, net income and operating profit*

Compensation actually paid to the PEO decreased year over year by $7,610,742, or 30%, in 2025, and increased by $1,778,305, or 8%, and $11,389,886, or 96%, in 2024 and 2023, respectively, and decreased year over year by $25,587,725, or 68%, and $6,231,484, or 14%, in 2022 and 2021, respectively. Compensation actually paid to the remaining non-PEO named executive officers decreased year over year by $5,479,204, or 51%, in 2025, and increased by $3,437,117, or 46%, and $2,274,234, or 44%, in 2024 and 2023, respectively, and decreased year over year by $6,208,968, or 55%, and $504,962, or 4%, in 2022 and 2021, respectively. During this period, the company's cumulative TSR was 21.8%. Net income increased year over year by $202 million, or 4%, in 2025, and decreased by $1.71 billion, or 26%, and $2.24 billion, or 26%, in 2024 and 2023, respectively, and increased year over year by $980 million, or 13%, and $2.17 billion, or 39%, in 2022 and 2021, respectively. Operating profit increased year over year by $558 million, or 10%, in 2025, and decreased year over year by $1.87 billion, or 25%, and $2.81 billion, or 28%, in 2024 and 2023, respectively, and increased year over year by $1.18 billion, or 13%, in 2022.

TSR, net income and operating profit are some indicators of the company's overall performance that may impact the value of total compensation; however, other performance measures and factors are considered in setting named executive officers' compensation. See the Compensation Discussion and Analysis for additional information.

*TI TSR compared to S&P IT Index TSR*

The company's cumulative TSR of 21.8% for the five-year period ending December 31, 2025, was lower than the S&P Information Technology Index return for the same period of 158.4%.

*2025 financial performance measures*

The four financial performance measures listed below represent an unranked list of the "most important" financial performance measures linking compensation actually paid to the named executive officers for 2025 and company performance. We do not consider any one of the following financial performance measures to be the most important measure for our company or executive compensation program. Additional financial performance measures, based on an absolute and relative basis, and other measures were used to link executive pay to company performance as further described in the Compensation Discussion and Analysis.

Revenue growth: total TI
Operating profit
Operating profit margin
Total shareholder return

# Audit committee matters

## Audit committee report

The audit committee of the board of directors has furnished the following report:

As noted in the committee's charter, TI management is responsible for preparing the company's financial statements. The company's independent registered public accounting firm is responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter those traditional responsibilities. The committee's role does not provide any special assurances with regard to TI's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm.

The committee has reviewed and discussed with management and the independent accounting firm, as appropriate, (i) the audited financial statements and (ii) management's report on internal control over financial reporting and the independent accounting firm's related opinions.

The committee has discussed with the independent registered public accounting firm, Ernst & Young, the required communications specified by auditing standards together with guidelines established by the SEC and the Sarbanes-Oxley Act.

The committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence and has discussed with Ernst & Young the firm's independence.

Based on the review and discussions referred to above, the committee recommended to the board of directors that the audited financial statements be included in the company's annual report on Form 10-K for 2025 for filing with the SEC.

| | | | |
|---|---|---|---|
| Janet Clark, Chair | Reginald DesRoches | Curtis Farmer | Robert Sanchez |

## Proposal to ratify appointment of independent registered public accounting firm

The audit committee of the board has the authority and responsibility for the appointment, compensation, retention and oversight of the work of TI's independent registered public accounting firm. The audit committee has appointed Ernst & Young LLP to be TI's independent registered public accounting firm for 2026.

TI has engaged Ernst & Young or a predecessor firm to serve as the company's independent registered public accounting firm since 1952. In order to assure continuing auditor independence, the audit committee periodically considers whether the annual audit of TI's financial statements should be conducted by another firm.

The lead audit partner on the TI engagement serves no more than five consecutive years in that role, in accordance with SEC rules. The audit committee chair and management have direct input into the selection of the lead audit partner.

The members of the audit committee and the board believe that the continued retention of Ernst & Young to serve as the company's independent registered public accounting firm is in the best interest of the company and its investors. Consequently, the board asks the stockholders to ratify the appointment of Ernst & Young. If the stockholders do not ratify the appointment, the audit committee will consider whether it should appoint another independent registered public accounting firm.

Representatives of Ernst & Young are expected to be present and available to respond to appropriate questions at the annual meeting. They have the opportunity to make a statement if they desire to do so; they have indicated that, as of this date, they do not.

The fees for services provided by Ernst & Young to the company are described below:

|  | 2025 | 2024 |
|---|---|---|
| Audit | $ 11,646,000 | $ 11,126,460 |
| Audit-related | $ 740,000 | $ 776,000 |
| Tax | $ 1,214,000 | $ 1,489,000 |
| All other | $ 30,000 | $ 32,000 |

The services provided were as follows:

- Audit: our annual audit, including the audit of internal control over financial reporting, reports on Form 10-Q, assistance with public debt offerings, statutory audits required internationally and accounting consultations.
- Audit-related: including employee benefit plan audits and certification procedures relating to compliance with local-government or other regulatory standards for various non-U.S. subsidiaries.
- Tax: professional services for tax compliance (preparation and review of income tax returns and other tax-related filings) and tax advice on U.S. and foreign tax matters.
- All other: TI Foundation audit and training.

<u>Pre-approval policy</u>. The audit committee is required to pre-approve the audit and non-audit services to be performed by the independent registered public accounting firm to assure that the provision of such services does not impair the firm's independence.

Annually, the independent registered public accounting firm and the director of internal audits present to the audit committee services expected to be performed by the firm over the next 12 months. The audit committee reviews and, as it deems appropriate, pre-approves those services. The services and estimated fees are presented to the audit committee for consideration in the following categories: Audit, Audit-related, Tax and All other (each as defined in Schedule 14A of the Securities Exchange Act). For each service listed in those categories, the committee receives detailed documentation indicating the specific services to be provided. The term of any pre-approval is 12 months from the date of pre-approval, unless the audit committee specifically provides for a different period. The audit committee reviews on at least a quarterly basis the services provided to date by the firm and the fees incurred for those services. The audit committee may revise the list of pre-approved services and related fees from time to time, based on subsequent determinations.

In order to respond to time-sensitive requests for services that may arise between regularly scheduled meetings of the audit committee, the committee has delegated pre-approval authority to its chair. The audit committee does not delegate to management its responsibilities to pre-approve services. The chair reports pre-approval decisions to the audit committee and seeks ratification of such decisions at the audit committee's next scheduled meeting.

The audit committee or its chair pre-approved all services provided by Ernst & Young during 2025.

**The board of directors recommends a vote For ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2026.**

## Stockholder proposal

### Proposal regarding shareholder right to act by written consent

Mr. John Chevedden, 2215 Nelson Avenue #205, Redondo Beach, CA 90278-2453, the beneficial owner of 40 shares of the company's common stock, has given notice that he or his designee intends to present the following nonbinding, advisory proposal at the annual meeting. The board of directors opposes the stockholder proposal for the reasons set forth below the proposal.

Proxies solicited by management will be voted against the stockholder proposal below unless stockholders specify a contrary choice in their proxies.

In accordance with applicable rules of the SEC, we have set forth Mr. Chevedden's proposal below exactly as submitted to us.

## Support Shareholder Right to Act by Written Consent



Shareholders request that the board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting (without any discrimination or restriction based on length of stock ownership). This includes shareholder ability to initiate any appropriate topic for written consent.

Texas Instruments shareholders have a particular need for the right to act by written consent because it is considerably more difficult than necessary for TXN shareholders to call a special shareholder meeting. Delaware law considers it reasonable for 10% of shareholders to call a special meeting - yet TXN made the threshold 25% of shareholders based on all shares outstanding.

This proposal topic won outstanding 78% TXN shareholder support at the 2021 TXN annual meeting without any special effort by the proponent and against the headwind of opposition from TXN.

Acting by written consent is hardly ever used by shareholders but the main point of having a right to act by written consent is that it gives shareholders greater standing to engage effectively with management when TXN is underperforming.

Now could be a ripe time for this proposal since TXN stock was at $202 in 2021 and at only $160 in late 2025 despite a robust stock market.

There are challenging news reports regarding TXN that argue for a greater standing for TXN shareholders to engage with TXN.

Following its Q3 earnings report, TXN offered a fourth-quarter revenue and profit forecast that fell short of analysts' estimates. TXN's guidance indicated a slowing recovery in the analog chip market, as well as cautious spending from customers due to economic uncertainty and mounting trade tensions. In response, TXN's stock experienced its largest drop in 3-months.

Reports in October 2025 indicated that TXN was planning layoffs while simultaneously hiring foreign workers on H-1B visas.

In September, China's Ministry of Commerce launched an anti-dumping investigation targeting U.S. chipmakers, including Texas Instruments. The inquiry increased geopolitical risk for TXN and introduced new uncertainty for its business access and competitive position in the Chinese market.

Following the October financial results, some analysts raised concerns over the sustainability of TXN's dividend. Analysts cited mounting capital expenses for new manufacturing plants and slower projected revenue growth as potential pressures on the company's free cash flow.

In August 2025, a lawsuit was filed charging that Texas Instruments had infringed upon semiconductor technology patents. There were reports earlier in the year noting that unresolved tariff and regulatory issues were causing customer hesitancy and impacting TXN performance.

**Please vote yes: Shareholder Right to Act by Written Consent**

<u>Board of directors' response</u>

---

**The board of directors recommends you vote against this proposal.**

- Stockholder meetings, whether annual or specially convened, provide our stockholders with a regular, informed and transparent forum to exercise their rights.
- Our by-laws give stockholders the right to call a special meeting, aligning with the feedback we received from the majority of our stockholders during extensive review and individual engagement on their preference over acting by written consent.
- Our corporate governance practices provide all stockholders an opportunity to meaningfully participate in the decision-making process.

---

**Our governance practices provide stockholders meaningful ways to participate in the decision-making process.**

Our robust corporate governance practices protect stockholder rights and provide effective processes for stockholders to communicate with our board, management and other stockholders. These practices include:

- Special meetings may be called by stockholders who collectively hold 25% or more of our outstanding stock;
- Our by-laws provide a "proxy access" right that conforms to market practice;
- Annually elected board;
- Majority vote standard for uncontested director elections; and
- Robust stockholder engagement throughout the year.

The company will continue to foster an open dialogue with stockholders regarding corporate governance and take appropriate actions where the long-term interest of all stockholders is best served.

**Our stockholders have expressed their preference for a robust special meeting right over written consent.**

In response to prior support for a non-binding stockholder proposal to allow action by written consent, the company reached out to holders of approximately two-thirds of the company's outstanding stock. Among stockholders who expressed a preference, all preferred the right to call a special meeting over the right to act by written consent.

Based on this feedback, the board concluded that amending our by-laws to adopt a right of stockholders to call a special meeting provided a more balanced and transparent process to allow for stockholder action between annual meetings. Today, Texas Instruments stockholders collectively holding 25% or more of our outstanding stock have the right to call a special meeting, which is the most common ownership threshold adopted by S&P 500 companies.[1]

**Actions taken through a meeting, whether at an annual or special meeting of stockholders, offer critical protections and benefits to stockholders that are absent from the written consent process.**

The stockholder meeting process ensures that all stockholders have an opportunity to receive notice and participate in open and transparent discussions in connection with a proposed action. Stockholders are provided comprehensive disclosure through proxy materials to inform their decision-making process and serve stockholders' interests. Additionally, the board believes that any matter significant enough to warrant stockholder action should be formally and transparently addressed at a meeting of stockholders.

**For these reasons, the board of directors recommends a vote against this proposal.**

---

[1] FactSet as of February 24, 2026.

## Additional information

### Voting securities

As stated in the notice of annual meeting, holders of record of the common stock at the close of business on February 23, 2026, may vote at the meeting or any adjournment of the meeting. As of February 23, 2026, 910,463,377 shares of TI common stock were outstanding. This is the only class of capital stock entitled to vote at the meeting. Each holder of common stock has one vote for each share held.

### Security ownership of certain beneficial owners

The following table shows the only persons who have reported beneficial ownership of more than 5% of the common stock of the company by virtue of filing a Schedule 13G with the SEC. Persons generally "beneficially own" shares if they have the right to either vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares.

| Name and Address | Shares Beneficially Owned | Percent of Class |
|---|---|---|
| The Vanguard Group<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 91,377,364 (1) | 10.04% |
| BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | 76,795,073 (2) | 8.5% |

(1) Based on a Schedule 13G/A filed with the SEC by The Vanguard Group on June 10, 2024, reporting beneficial ownership as of May 31, 2024. According to its Schedule 13G/A filing, The Vanguard Group has shared voting power for 1,154,175 shares, sole dispositive power for 87,244,448 shares and shared dispositive power for 4,132,916 shares.

(2) Based on a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 25, 2024, reporting beneficial ownership as of December 31, 2023. According to its Schedule 13G/A filing, BlackRock, Inc. has sole voting power for 69,978,094 shares and sole dispositive power for 76,795,073 shares.

# Security ownership of directors and management

The following table shows the beneficial ownership of TI common stock by directors, the named executive officers and all executive officers and directors as a group as of December 31, 2025. Each director and named executive officer has sole voting and investment power with respect to the shares owned, except as to the interests of spouses or as otherwise indicated. No director or executive officer has pledged shares of TI common stock.

| Name | Shares Beneficially Owned | Percent of Class |
|---|---|---|
| **Directors (1)** | | |
| Mark Blinn (2) | 38,549 | * |
| Todd Bluedorn | 26,601 | * |
| Janet Clark | 38,221 | * |
| Carrie Cox | 61,147 | * |
| Martin Craighead | 38,463 | * |
| Reginald DesRoches | 1,865 | * |
| Curtis Farmer | 5,043 | * |
| Jean Hobby | 10,288 | * |
| Haviv Ilan | 760,717 | * |
| Ronald Kirk | 45,580 | * |
| Pamela Patsley | 117,113 | * |
| Robert Sanchez | 58,498 | * |
| Richard Templeton (3) | 2,680,196 | * |
| | | |
| **Management (4)** | | |
| Rafael Lizardi | 300,542 | * |
| Hagop Kozanian | 247,870 | * |
| Amichai Ron | 246,794 | * |
| All executive officers and directors as a group (5) | 5,477,727 | * |

\*    Less than 1%

(1)    Included in the shares owned shown above are:

| Directors | Shares Obtainable within 60 Days | RSUs (Shares) (a) | Shares Credited to Deferred Compensation Accounts (b) |
|---|---|---|---|
| Mark Blinn | — | 11,717 | 11,786 |
| Todd Bluedorn | 18,935 | 2,446 | — |
| Janet Clark | 18,935 | 10,816 | 8,470 |
| Carrie Cox | 18,935 | 33,962 | 5,111 |
| Martin Craighead | 14,629 | 2,446 | — |
| Reginald DesRoches | — | 1,783 | 82 |
| Curtis Farmer | 766 | 2,386 | 1,891 |
| Jean Hobby | 6,186 | 2,446 | — |
| Haviv Ilan | 561,511 | 153,125 | — |
| Ronald Kirk | 25,000 | 2,446 | 5,643 |
| Pamela Patsley | 18,935 | 4,446 | 64,216 |
| Robert Sanchez | 25,000 | 9,313 | 12,423 |
| Richard Templeton | 1,561,353 | 255,613 | — |

(a) The non-employee directors' RSUs granted before 2007 are settled in TI common stock generally upon the director's termination of service, provided he or she has served at least eight years or has reached the company's retirement age for directors. RSUs granted after 2006 are settled in TI common stock generally upon the fourth anniversary of the grant date.

(b) The shares in deferred compensation accounts are issued following the director's termination of service.

(2) Includes 15,046 shares held in a trust for which Mr. Blinn shares voting and investment power.

(3) Includes 12,993 shares credited to Mr. Templeton's 401(k) and profit sharing accounts. Also includes 49,500 shares held in trusts and 649,681 shares held by the Richard and Mary Templeton Foundation, a charitable foundation, for each of which Mr. Templeton shares voting and investment power. Mr. Templeton has no pecuniary interest in the Foundation's shares.

(4) Included in the shares owned shown above are:

| Executive Officer | Shares Obtainable within 60 Days | Shares Credited to 401(k) Account | RSUs (Shares) |
|---|---|---|---|
| Rafael Lizardi | 182,815 | — | 51,824 |
| Hagop Kozanian | 173,332 | — | 56,100 |
| Amichai Ron | 172,458 | — | 54,094 |

(5) Includes:

(a) 3,343,584 shares obtainable within 60 days.

(b) 12,993 shares credited to 401(k) accounts.

(c) 866,026 shares subject to RSU awards; for the terms of these RSUs, see page 42.

(d) 109,621 shares credited to certain non-employee directors' deferred compensation accounts; shares in deferred compensation accounts are issued following a director's termination of service.

## Related person transactions

Because we believe that company transactions with directors and executive officers of TI or with persons related to TI directors and executive officers present a heightened risk of creating or appearing to create a conflict of interest, we have a written related person transaction policy that has been approved by the board of directors. The policy states that TI directors and executive officers should obtain the approvals or ratifications specified below in connection with any related person transaction. The policy applies to transactions in which:

1. TI or any TI subsidiary is or will be a participant;
2. The amount involved exceeds or is expected to exceed $120,000 in a fiscal year; and
3. Any of the following (a "related person") has or will have a direct or indirect interest:
   (a) A TI director or executive officer or an Immediate Family Member of a director or executive officer;
   (b) A stockholder owning more than 5% of the common stock of TI or an Immediate Family Member of such stockholder, or, if the 5% stockholder is not a natural person, any person or entity designated in the Form 13G or 13D filed under the SEC rules and regulations by the 5% stockholder as having an ownership interest in TI stock (individually or collectively, a "5% holder"); or
   (c) An entity in which someone listed in (a) above has a 5% or greater ownership interest, by which someone listed in (a) is employed, or of which someone listed in (a) is a director, principal or partner.

For purposes of the policy, an "Immediate Family Member" is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of a TI director, executive officer or 5% holder.

The policy specifies that a related person transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions or arrangements.

The required approvals are as follows:

| Arrangement Involving: | Approval Required by: |
|---|---|
| Executive officer who is also a member of the TI board, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5% or greater ownership interest | GSR committee |
| Chair of the GSR committee, chief compliance officer, any of his or her Immediate Family Members, or an entity in which any of the foregoing has a 5% or greater ownership interest | GSR committee |
| Any other director or executive officer, an Immediate Family Member of such person, or an entity in which any of the foregoing has a 5% or greater ownership interest | Chief compliance officer in consultation with the chair of the GSR committee |
| A 5% holder | GSR committee |

No member of the GSR committee will participate in the consideration of a related person arrangement in which such member or any of his or her Immediate Family Members is the related person.

The approving body or persons will consider all of the relevant facts and circumstances available to them, including (if applicable) but not limited to the benefits to the company of the arrangement; the impact on a director's independence; the availability of other sources for comparable products or services; the terms of the arrangement; and the terms available to unrelated third parties or to employees generally. The primary consideration is whether the transaction between TI and the related person (i) was the result of undue influence from the related person or (ii) could adversely influence or appear to adversely influence the judgment, decisions or actions of the director or executive officer in meeting TI responsibilities or create obligations to other organizations that may come in conflict with responsibilities to TI.

No related person arrangement will be approved unless it is determined to be in, or not inconsistent with, the best interests of the company and its stockholders, as the approving body or persons shall determine in good faith.

The chief compliance officer will provide periodic reports to the committee on related person transactions. Any related person transaction brought to the attention of the chief compliance officer or of which the chief compliance officer becomes aware that is not approved pursuant to the process set forth above shall be terminated as soon as practicable.

The board has determined that the following types of transactions pose little risk of a conflict of interest and therefore has deemed them approved:

- Compensation paid to a TI director or executive officer for services as such, or where the sole interest in a related person transaction of a TI director, executive officer or 5% holder is their position as such;
- Transactions where the rates or charges involved are determined by competitive bids, involve the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;
- Transactions involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services;
- Interests of a related person arising only from:
  - the direct or indirect ownership in another party to the transaction and that ownership, when combined with the ownership of all the other individuals specified in 3(a)-(c) above, is less than 5% of the outstanding equity of such party;

- an interest as a limited partner in a partnership, and that ownership interest, when combined with all the other ownership interests of the other individuals specified in 3(a)-(c) above, is less than 5% of the total ownership interest of the limited partnership;
- their position as a director of another corporation or organization;
- the ownership of TI stock and all holders of that class of stock receive the same benefit on a pro rata basis;

- Transactions in the ordinary course of business where the only relationship of a TI director or executive officer or their Immediate Family Member is as an employee (other than an executive officer) and/or less than a 10% beneficial owner of the other entity if (i) the TI director or executive officer is not involved in negotiating the terms of the transaction and (ii) amounts involved for the fiscal year do not exceed the greater of $200,000 or 2% of the entity's consolidated gross revenues for that year;
- Charitable contributions, grants or endowments by TI or the TI Foundation to an entity where the only relationship of the TI director or executive officer or their Immediate Family Member is as a trustee or employee (other than as an executive officer) if the aggregate payments for the fiscal year do not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues for that year. "Payments" exclude payments arising solely from investments in TI stock, payments under the TI Director Award Program and payments under non-discretionary charitable contribution matching programs; and
- Transactions involving the employment of an Immediate Family Member of a TI director or executive officer if such director or executive officer does not participate in the decisions regarding the hiring, performance evaluation or compensation of the Immediate Family Member and such hiring, performance evaluation or compensation is determined on a basis consistent with TI's human resources policies.

## Compensation committee interlocks and insider participation

During 2025, Messrs. Blinn, Craighead and Kirk and Ms. Cox served on the compensation committee. No committee member (i) was an officer or employee of TI, (ii) was formerly an officer of TI or (iii) had any relationship requiring disclosure under the SEC's rules governing disclosure of related person transactions (Item 404 of Regulation S-K). None of TI's executive officers served on the board of directors or compensation committee of a company that had an executive officer that served on TI's board or compensation committee.

## Cost of solicitation

The solicitation is made on behalf of our board of directors. TI will pay the cost of soliciting these proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses they incur in sending these proxy materials to beneficial holders of our shares.

Without receiving additional compensation, directors, officers and employees of TI may solicit proxies personally by telephone, fax or email from some stockholders if proxies are not promptly received. We have also hired Georgeson LLC to assist in the solicitation of proxies at a cost of $13,500 plus out-of-pocket expenses.

## Stockholder proposals and nominations for 2027

The table below shows the deadlines for stockholders to submit proposals or director nominations for next year's annual meeting.

| | Proposals for Inclusion in 2027 Proxy Materials | Director Nominees for Inclusion in 2027 Proxy Materials (Proxy Access) | Other Proposals/Nominees to be Presented at 2027 Annual Meeting (and Not for Inclusion in Proxy Materials) |
|---|---|---|---|
| When proposal must be received by Texas Instruments | On or before November 4, 2026 | No earlier than October 5, 2026, and no later than November 4, 2026 | No earlier than December 17, 2026, and no later than January 16, 2027 |

In addition to satisfying the requirements of the company's by-laws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than board's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

Any proposals, nominations or notices are to be sent to Texas Instruments Incorporated, 12500 TI Boulevard, MS 8658, Dallas, TX 75243, Attn: Secretary.

We reserve the right to reject, rule out of order or take any other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

## Benefit plan voting

A participant in the TI Contribution and 401(k) Savings Plan or the TI 401(k) Savings Plan is a "named fiduciary" under the plans and is entitled to direct the voting of shares allocable to his or her accounts under these plans. The trustee administering the plan will vote the shares in accordance with the named fiduciary's instructions. Instructing the trustee on the voting of shares held for the accounts should be done by April 13, 2026, in the manner described in the notice of annual meeting.

Additionally, participants under the plans are designated as "named fiduciaries" for the purpose of voting TI stock held under the plans for which no voting direction is received. TI shares held by the TI 401(k) savings plans for which no voting instructions are received by April 13, 2026, will be voted in the same proportions as the shares in the plans for which voting instructions have been received by that date unless otherwise required by law.

## Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act requires certain persons, including the company's directors and Section 16 officers, to file reports with the SEC regarding beneficial ownership of certain equity securities of the company. Based upon a review of reports filed with the SEC and written representations from the reporting persons, the company believes that all reports, other than as follows, during 2025 were timely filed by its directors and Section 16 officers. Due to administrative errors, Mark Blinn had two late filings, one with respect to an equity grant and another with respect to a sale of shares.

## Telephone and internet voting

<u>Registered stockholders and benefit plan participants</u>. Stockholders with shares registered directly with Computershare (TI's transfer agent) and participants who beneficially own shares in a TI benefit plan may vote telephonically by calling 800-690-6903 (within the U.S. and Canada only, toll-free) or via the internet at www.proxyvote.com.

The telephone and internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

<u>Stockholders with shares registered in the name of a brokerage firm or bank</u>. A number of brokerage firms and banks offer telephone and internet voting options. These programs may differ from the program provided to registered stockholders and benefit plan participants. Stockholders should check the information forwarded by the bank, broker or other holder of record to see which options are available.

Stockholders voting via the internet should understand that there may be costs associated with electronic access, such as usage charges from telephone companies and internet access providers, that must be borne by the stockholder.

## Stockholders sharing the same address

To reduce the expenses of delivering duplicate materials, we take advantage of the SEC's "householding" rules that permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to stockholders who share an address unless otherwise requested. Stockholders who share an address with another stockholder and who received only one set of these materials may request a separate copy at no cost by calling Investor Relations at 214-479-3773 or by writing to Texas Instruments Incorporated, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199, Attn: Investor Relations. For future annual meetings, those stockholders may request separate materials, or request that we send only one set of materials if they are receiving multiple copies, by calling 866-540-7095 or writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

## Internet availability of proxy materials

We are furnishing proxy materials to our stockholders primarily over the internet. A Notice of Internet Availability of Proxy Materials will be mailed to stockholders with instructions on how to access the proxy materials online. Stockholders may follow the instructions in the Notice of Internet Availability of Proxy Materials to elect to receive future proxy materials in print by mail or electronically by email. Stockholders may also request electronic delivery by visiting https://enroll.icsdelivery.com/TXN. We encourage stockholders to take advantage of electronic delivery to help support our sustainability efforts and reduce the company's printing and mailing costs.

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 16, 2026. This 2026 proxy statement and the company's 2025 annual report are accessible at www.proxyvote.com.**

The company's annual report on Form 10-K for the year ended December 31, 2025, which contains consolidated financial statements, accompanies this proxy statement. **You may also obtain a copy of the company's 2025 Form 10-K, including a list of exhibits and any exhibit specifically requested, without charge by writing to Investor Relations, P.O. Box 660199, MS 8657, Dallas, TX 75266-0199.** Our Form 10-K is also available in the "Investor Relations" section of our website at www.ti.com. The contents posted on our website are not incorporated by reference into this proxy statement.

Sincerely,

**Katie Kane**
Senior Vice President, Secretary and General Counsel

Dallas, Texas
March 4, 2026

## Notice regarding forward-looking statements

This proxy statement includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Statements herein that describe TI's business strategy, ability to generate free cash flow in the future, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results and amounts to differ materially from those in forward-looking statements. For a detailed discussion of the risks and uncertainties, see the risk factors discussion in Item 1A of our annual report on Form 10-K for the year ended December 31, 2025. The forward-looking statements included in this proxy statement are made only as of the date of this proxy statement, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

(This page intentionally left blank.)

# OTHER INFORMATION

## Comparison of total shareholder return

This graph compares TI's total shareholder return with the S&P 500 Index and the S&P Information Technology Index over a five-year period, beginning December 31, 2020, and ending December 31, 2025. The total shareholder return assumes $100 invested at the beginning of the period in TI common stock, the S&P 500 Index and the S&P Information Technology Index. It also assumes reinvestment of all dividends.



**COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN**
Among Texas Instruments Incorporated, the S&P 500 Index and the S&P Information Technology Index

|  | Dec. 2020 | Dec. 2021 | Dec. 2022 | Dec. 2023 | Dec. 2024 | Dec. 2025 |
|---|---|---|---|---|---|---|
| **Texas Instruments Incorporated** | 100.00 | 117.54 | 105.90 | 112.67 | 127.47 | 121.78 |
| **S&P 500** | 100.00 | 128.71 | 105.40 | 133.10 | 166.40 | 196.16 |
| **S&P Information Technology** | 100.00 | 134.53 | 96.60 | 152.48 | 208.30 | 258.38 |

## Notice regarding forward-looking statements

This annual report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe TI's business strategy, ability to generate free cash flow in the future, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. For a more detailed discussion of these factors, see the risk factors discussion that begins on page 9 of the 10-K contained in this report. Forward-looking statements in this report are made only as of the date of this report, and we undertake no obligation to update them to reflect subsequent events or circumstances.

# BOARD OF DIRECTORS, LEADERSHIP

## Directors

**Haviv Ilan**
Chairman of the Board,
President and
Chief Executive Officer,
Texas Instruments Incorporated

**Mark Blinn**
Retired Chief Executive Officer,
Flowserve Corporation

**Todd Bluedorn**
Retired Chairman of the Board
and Chief Executive Officer,
Lennox International Inc.

**Janet Clark**
Retired Chief Financial Officer,
Marathon Oil Corporation

**Carrie Cox**
Retired Chairman of the Board
and Chief Executive Officer,
Humacyte, Inc.

**Martin Craighead**
Retired Chairman of the Board
and Chief Executive Officer,
Baker Hughes Inc.

**Reginald DesRoches**
President,
Rice University

**Curtis Farmer**
Former Chairman of the Board,
President and
Chief Executive Officer,
Comerica Incorporated

**Jean Hobby**
Retired Partner,
PricewaterhouseCoopers LLP

**Ronald Kirk**
Senior Of Counsel,
Gibson, Dunn & Crutcher LLP

**Pamela Patsley**
Retired Chairman of the Board
and Chief Executive Officer,
MoneyGram International, Inc.

**Robert Sanchez**
Chairman of the Board and
Chief Executive Officer,
Ryder System, Inc.

## Leadership

**Haviv Ilan**
Chairman of the Board,
President and
Chief Executive Officer

**Ahmad Bahai**
Senior Vice President and
Chief Technology Officer

**Mark Gary**
Senior Vice President

**Katie Kane**
Senior Vice President,
Secretary and
General Counsel

**Hagop Kozanian**
Senior Vice President

**Shanon Leonard**
Senior Vice President

**Rafael Lizardi**
Senior Vice President and
Chief Financial Officer

**Krunali Patel**
Senior Vice President and
Chief Information Officer

**Mark Roberts**
Senior Vice President

**Amichai Ron**
Senior Vice President

**Christine Witzsche**
Senior Vice President

**Mohammad Yunus**
Senior Vice President

## TI Fellows

TI Fellows are engineers, scientists or technologists who are recognized by peers and TI management for outstanding technical contributions. Fellows are elected or reelected based on their exceptional technical leadership in driving deeper levels of innovation that make TI stronger.

Announced in 2025: Jason Jones, Dave Magee and Pushpa Mahalingam named Fellows.

## Stockholder and other information

### Stockholder records information

Stockholder correspondence:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Toll-free: 800-981-8676

Phone: 312-360-5151

Website: www.computershare.com/investor

Online inquiries: www-us.computershare.com/investor/contact

Overnight correspondence:

Computershare
150 Royall Street
Canton, MA 02021

### SEC Form 10-K

A copy of the company's annual report to the Securities and Exchange Commission (SEC) on Form 10-K is available on the Investor Relations website at www.ti.com/ir and on the SEC website at www.sec.gov.

Copies of the Form 10-K, including a list of exhibits and any exhibit specifically requested, are available without charge by writing to:

Texas Instruments Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199